

2013

QLogic Corporation
Notice of Annual Meeting, Proxy Statement and
Annual Report on Form 10-K

ANNUAL REPORT


13002617

Letter to Stockholders 2013

Dear Fellow Stockholder,

Fiscal 2013 was highlighted by leadership in our served markets, disciplined financial management and continued investment in high performance data center connectivity solutions. A high point of the fiscal year included the successful introduction of new and highly differentiated performance enhancing technologies and products strategically aligned with our market leadership position, installed customer base and technology assets. We continue to secure significant customer design wins in both server and storage systems, and our new technologies have been embraced by our customers.

Despite a challenging server market for some of our largest OEM customers and a weaker than expected enterprise spending environment, we delivered net revenues from continuing operations of $484.5 million and income from continuing operations of $73.6 million, or $0.78 per diluted share, during fiscal 2013. We generated $97.2 million in cash from operations and used $131.4 million of cash to repurchase shares of our common stock. At the end of the fiscal year, our cash and marketable securities totaled $455.5 million. Our strong cash position combined with the fact that we have no debt reflect a continued position of financial strength that provides us with considerable flexibility.

Our focus on investing in technologies undergoing rapid adoption in the enterprise and adjacent to our core business resulted in several important achievements. During fiscal 2013, we announced an innovative new technology we call Mt. Rainier, which solves for the significant limitations of current server-based captive caching that uses high performance solid state flash storage. Mt. Rainier technology provides a transparent and shared clustered-cache architecture that brings the benefits of server-based flash performance acceleration to single and multi-server application configurations that utilize the shared storage environments of storage area networks (SANs). Mt. Rainier combines our market-leading adapter technology, intelligent caching and I/O management with connectivity to server-based flash storage to deliver a new caching SAN adapter solution category that is exceptionally simple to deploy, transforming single-server, captive-cache into a shared, performance-enhancing resource for a vast range of enterprise applications that rely on SAN storage. In March 2013, we announced the release and general availability of our first product based on the Mt. Rainier technology, the FabricCache 10000 Series Fibre Channel adapter, and commenced shipment of the first commercial orders for this product family.

During fiscal 2013, we continued our focus on the market for high performance I/O connectivity application-specific integrated circuits (ASICs) for storage systems. A critical requirement to capture this business is the ability to provide both 16Gb Fibre Channel and 10Gb Ethernet protocols, including Fibre Channel over Ethernet (FCoE) and Internet Small Computer System Interface (iSCSI), from a single ASIC. This differentiated functionality built into our ASICs is highly attractive to storage system vendors, enabling them to accelerate time to market and deliver versatile, multi-protocol connectivity solutions in their next-generation storage systems. We expect this market to continue to grow consistent with the growth in storage systems and our goal is to become the market leader for high performance I/O connectivity ASICs for these storage systems.

In addition to our expanded focus on emerging technologies and products, we continue our traditional focus on Fibre Channel, Ethernet and converged network technologies for the server, storage and network connectivity markets. Activity and interest is centered on our multi-protocol portfolio, which offers customers the flexibility to power 16Gb Fibre Channel and 10Gb Ethernet networks, including FCoE and iSCSI, from the same hardware. Looking forward to fiscal 2014, we expect to see a continued ramp of our new products from design wins in these markets as qualifications complete. We continue our design-win momentum across all the traditional markets we serve, positioning us for longer-term growth and success.

Our traditional Fibre Channel storage area networking market continues to be a robust, highly successful, and important business for us. We continue to be the market share leader in the Fibre Channel adapter market, an achievement we have held for nine consecutive years. According to data from the Dell'Oro Group Q4 2012 SAN Report, we achieved a total revenue market share of over 53% in calendar 2012 and have maintained a double-digit percentage point lead over our nearest competitor for five years. This strong brand preference for our Fibre Channel technology is a significant competitive advantage for us as our customers adopt and deploy converged and 10Gb Ethernet solutions.

Our success in the converged networking FCoE market continues. According to both Dell'Oro Group and Crehan Research, in calendar 2012, we led the FCoE non-captive adapter market for the third consecutive year. This continues to indicate a strong preference for the value of our storage stack and converged products.

In our ongoing effort to improve our business and drive enhanced financial performance, in June 2013, we announced a restructuring plan designed to focus our investments in markets where we have been and continue to be the most successful and to streamline our business operations with the goal of driving long-term profitable growth. This restructuring plan includes a workforce reduction, the consolidation of several engineering activities, and enhanced product development focus. These restructuring activities are part of an overall plan designed to deliver greater value to customers and shareholders, while accelerating innovation.

With our new streamlined business structure and renewed focus on resource and investment deployment, we believe that QLogic is well positioned for continued success. Our focus on growth opportunities in emerging markets and other strategic initiatives are expected to drive long-term profitable growth and enhanced shareholder value.

We thank you for your continued support of QLogic.



H.K. Desai
Executive Chairman
Chairman of the Board



Jean Hu
Interim Chief Executive Officer,
Senior Vice President and Chief Financial Officer

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on August 22, 2013

To the Stockholders of QLogic Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of QLogic Corporation, a Delaware corporation, which will be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 22, 2013, to consider and act upon the following matters, all as more fully described in the accompanying Proxy Statement:

1. To elect seven directors to the Board of Directors to serve until our next Annual Meeting or until their successors have been elected and qualified;
2. To approve an amendment to the QLogic Corporation 2005 Performance Incentive Plan, as amended;
3. To approve certain amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan, as amended;
4. An advisory vote to approve executive compensation;
5. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 30, 2014; and
6. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Stockholders of record of our common stock at the close of business on June 27, 2013, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the meeting and at any postponements or adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 22, 2013. The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 are available electronically at *http://ir.qlogic.com*.

By Order of the Board of Directors



MICHAEL L. HAWKINS
Secretary

Aliso Viejo, California
July 18, 2013

YOUR VOTE IS IMPORTANT

Please vote by using the Internet, by telephone or by signing and returning the enclosed proxy card as soon as possible to ensure your representation at the Annual Meeting. Your proxy card contains instructions for each of these voting options.

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

PROXY STATEMENT

APPROXIMATE DATE PROXY MATERIALS FIRST SENT TO STOCKHOLDERS: July 18, 2013

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of QLogic Corporation, a Delaware corporation, for the Annual Meeting of Stockholders to be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 22, 2013, and at any postponements or adjournments thereof, for the purposes stated in the Notice of Annual Meeting of Stockholders preceding this Proxy Statement. Unless the context otherwise requires, the terms "us," "we," "our," "QLogic" and the "Company" include QLogic Corporation and its consolidated subsidiaries.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Q: What information is included in these materials?

A: This Proxy Statement includes information on the nominees for directors and the other matters to be voted on at the meeting. This Proxy Statement also includes information on the voting process and requirements, the compensation of directors and some of our executive officers, and certain other required information.

Q: What am I being asked to vote on at the meeting?

A: There are five matters scheduled to be voted on at the meeting:

(1) The election of seven directors to the Board of Directors, each of whom will serve until our next Annual Meeting or until their successors are elected and qualified.

(2) The approval of an amendment to the QLogic Corporation 2005 Performance Incentive Plan, as amended, to extend the performance-based award feature.

(3) The approval of amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan, as amended, to extend the term of the plan and increase the aggregate share limit.

(4) An advisory vote to approve executive compensation.

(5) The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2014.

Q: How does the Board recommend that I vote on each of these matters?

A: Our Board of Directors recommends that you vote your shares:

- "FOR" each of the director nominees (PROPOSAL NO. 1);
- "FOR" the approval of the amendment to the QLogic Corporation 2005 Performance Incentive Plan, as amended, to extend the performance-based award feature (PROPOSAL NO. 2);
- "FOR" the approval of the amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan, as amended, to extend the term of the plan and increase the aggregate share limit (PROPOSAL NO. 3);
- "FOR" the proposal regarding an advisory vote to approve executive compensation (PROPOSAL NO. 4); and

- "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2014 (PROPOSAL NO. 5).

Q: What classes of shares are entitled to vote?

A: Each share of our common stock outstanding on June 27, 2013 (the "Record Date") is entitled to one vote on each item being voted on at the Annual Meeting. On the Record Date, we had 88,424,387 shares of common stock outstanding.

Q: What shares can I vote?

A: You can vote all of the shares that you owned on the Record Date. These shares include (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

Stockholder of Record — If your shares are registered in your name with our transfer agent, Computershare Investor Services, you are considered a stockholder of record with respect to those shares, and you are receiving these proxy materials directly from us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner — If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in "street name"), you are considered to be the beneficial owner of those shares, and these proxy materials are being forwarded to you by your broker, bank or nominee as the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares.

Q: How do I vote?

A: If you are a stockholder of record, you may vote by one of the following methods:

- via the Internet,
- by telephone,
- by mail, or
- in person at the Annual Meeting.

If you own your shares in "street name," that is, through a brokerage or bank account or in another nominee form, you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Your broker, bank or nominee will usually provide you instructions at the time you receive this Proxy Statement. If you own your shares in this manner, you cannot vote in person at the Annual Meeting unless you receive a proxy to do so from the broker, bank or nominee.

Q: Can I revoke my proxy?

A: Yes. If you are a stockholder of record, to revoke your proxy you must do one of the following before the votes are cast at the meeting: (1) deliver a written notice of your revocation to our Corporate Secretary at our principal executive office, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, or (2) execute and deliver a later-dated proxy. Alternatively, you can attend the meeting and vote in person.

For shares you hold in street name, you may change your vote by submitting new voting instructions to your broker, bank or nominee or, if you have obtained a proxy from your broker, bank or nominee giving you the right to vote your shares at the Annual Meeting, by attending the meeting and voting in person.

Q: What does it mean if I get more than one proxy card?

A: It means that you hold shares registered in more than one account. Sign and return each proxy card that you get in order to ensure that all of your shares are voted.

Q: What is the quorum requirement for the meeting?

A: For a "quorum" to exist at the Annual Meeting, stockholders holding a majority of the votes entitled to be cast by the stockholders entitled to vote generally must be present in person or represented by proxy at the Annual Meeting. There must be a quorum for any action to be taken at the Annual Meeting (other than postponements or adjournments of the meeting). If you submit a properly executed proxy card, even if you abstain from voting, then your shares will be counted for purposes of determining the presence of a quorum. If a broker indicates on a proxy that it lacks discretionary authority as to certain shares to vote on a particular matter, commonly referred to as "broker non-votes," those shares will still be counted for purposes of determining the presence of a quorum at the Annual Meeting.

Q: What is the voting requirement for each of the above matters?

A: QLogic has a majority voting standard for Proposal No. 1, the election of directors. Directors are elected at each annual meeting by a majority of votes cast, meaning that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider that director's resignation following a recommendation by the Nominating and Governance Committee. The majority voting standard does not apply, however, in a contested election. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the seven nominees receiving the most votes will be elected.

With regard to the election to take place at the Annual Meeting, the Board intends to nominate the seven persons identified as its nominees in this Proxy Statement. Each of the directors will be elected by a majority of the votes cast.

For each other proposal to be submitted for a vote of stockholders at the Annual Meeting, our bylaws require that the proposal receives the affirmative vote of a majority of the shares of common stock present or represented by proxy at the meeting and entitled to vote on the proposal to be approved. Please be advised, however, that Proposal No. 4 (an advisory vote to approve executive compensation) and Proposal No. 5 (ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2014) are advisory only and are not binding on us. The board of directors (or a committee of the board of directors, as applicable) will consider the outcome of the vote on each of these proposals in considering what action, if any, should be taken in response to the advisory vote by stockholders.

Q: How are abstentions and broker non-votes treated?

A: In all matters other than the election of directors (Proposal No. 1), abstentions have the same effect as votes "AGAINST" a matter. With respect to the election of directors, abstentions with respect to a director nominee will not be counted as a vote cast on the election of the director nominee and therefore will not be counted in determining the outcome of the directors' election. Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting.

A broker is entitled to vote shares held for a beneficial holder on "routine" matters, such as the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2014 (Proposal No. 5), without a broker voting instruction card from the beneficial holder of those shares. On the other hand, a broker is not entitled to vote shares held for a beneficial holder on certain "non-routine" items, absent a broker voting instruction card from the beneficial holder of such shares. The election of directors

(Proposal No. 1), the amendment to the QLogic Corporation 2005 Performance Incentive Plan (Proposal No. 2), the amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan (Proposal No. 3) and the advisory vote to approve executive compensation (Proposal No. 4) are considered non-routine matters. Consequently, if you do not give your broker specific instructions by way of a broker voting instruction card, your shares will constitute broker non-votes and will not be voted with respect to Proposal No. 1, No. 2, No. 3 or No. 4 and will have no effect on the outcome of these proposals, although they will count for purposes of determining whether a quorum exists.

Q: How will the votes be counted?

A: Your shares of common stock will be voted according to your instructions on the proxy card or broker voting instruction card. If you properly submit your proxy card or broker voting instruction card without providing specific instructions, your shares will be voted in accordance with the recommendations of the Board of Directors ("FOR" all director nominees named in the Proxy Statement (Proposal No. 1), "FOR" the approval of the amendment to the QLogic Corporation 2005 Performance Incentive Plan, as amended, to extend the performance-based award feature (Proposal No. 2), "FOR" the approval of the amendments to the QLogic Corporation 1998 Employee Stock Purchase Plan, as amended, to extend the term of the plan and increase the aggregate share limit (Proposal No. 3), "FOR" the proposal regarding an advisory vote to approve executive compensation (Proposal No. 4), and "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2014 (Proposal No. 5)).

Q: Who will count the votes?

A: We have appointed Broadridge Financial Solutions, Inc. ("Broadridge") to act as the inspector of election for the meeting. We believe Broadridge will use procedures that are consistent with Delaware law and our bylaws concerning the voting of shares, the determination of the presence of a quorum and the determination of the outcome of each matter submitted for a vote.

Q: How will voting on any other business be conducted?

A: We do not expect any matters to be presented for a vote at the meeting, other than the matters described in this Proxy Statement. If you grant a proxy, the officers named as proxy holders, H.K. Desai and Jean Hu, or their nominees or substitutes, will each have the discretion to vote your shares on any additional matters that are properly presented at the meeting. If, for any unforeseen reason, any of our nominees is not available as a candidate for director, the person named as the proxy holder will vote your proxy for another candidate or other candidates nominated by the Board of Directors.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which the Company is required to file with the Securities and Exchange Commission ("SEC") within four business days following the Annual Meeting. If final voting results are not known when such report is filed, they will be announced in an amendment to such report within four business days after the final results become known.

Q: Who is paying for this proxy solicitation?

A: We will pay the cost of soliciting the proxies. The solicitation of proxies may be made in person, by telephone, or by electronic communication by officers, directors and regular employees, who will not be paid additional compensation for these activities. We will send copies of the solicitation material to brokers, fiduciaries and custodians who will forward the material to the beneficial owners of our shares. On request, we will reimburse brokers and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to the beneficial owners.

Q: Are these proxy materials available electronically?

A: Yes, this is an Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 22, 2013. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended March 31, 2013 are available electronically at *http://ir.qlogic.com*.

If you received your Annual Meeting materials by mail, we encourage you to help us to conserve natural resources, as well as significantly reduce QLogic's printing and mailing costs, by signing up to receive your stockholder communications via e-mail. With electronic delivery, you will be notified via e-mail as soon as the annual report and the Proxy Statement are available on the Internet, and you will be able to review those materials and submit your stockholder vote online. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery, visit *https://www.icsdelivery.com/qlogic/index.asp*. Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please contact Investor Relations, QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 27, 2013 concerning beneficial ownership by:

- holders of more than 5% of QLogic's common stock,
- directors and nominees,
- each of the named executive officers listed in the Summary Compensation Table — Fiscal Years 2011, 2012 and 2013 ("Summary Compensation Table") below, and
- all directors and executive officers as a group.

The information provided in the table is based on QLogic's records, information filed with the SEC and information provided to QLogic, except where otherwise noted.

Name	Amount and Nature of Beneficial Ownership	Percent(1)
Janus Capital Management LLC(2)	8,849,672	10.0%
BlackRock, Inc.(3)	7,449,915	8.4%
The Vanguard Group, Inc.(4)	5,273,966	6.0%
Artisan Partners Holdings LP(5)	4,707,900	5.3%
Citadel Advisors LLC(6)	4,507,686	5.1%
H.K. Desai(7)	2,760,551	3.0%
Balakrishnan S. Iyer(8)	198,620	*
Christine King(9)	—	*
Kathryn B. Lewis(10)	121,288	*
D. Scott Mercer(11)	68,821	*
George D. Wells(12)	196,916	*
William M. Zeitler(13)	78,821	*
Jean Hu(14)	78,811	*
Robert B. Crawford(15)	69,928	*
Simon Biddiscombe(16)	473,632	*
Perry M. Mulligan(17)	370,598	*
All Directors and Executive Officers as a group (10 persons)(18)	3,950,881	4.3%

* Less than 1% of the outstanding shares of our common stock.

(1) Based upon 88,424,387 shares of common stock outstanding on June 27, 2013. The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or

entity is considered the beneficial owner of any shares as to which the person or entity has the sole or shared voting power or investment power and also any shares that the entity or individual has the right to acquire on or before August 26, 2013 (60 days after June 27, 2013) through the exercise of any stock options, through the vesting of restricted stock units ("RSUs") payable in shares, or upon the exercise of other rights. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the table.

(2) Based on information contained in a report on Schedule 13G/A that Janus Capital Management LLC ("Janus") filed with the SEC on February 14, 2013. Such filing indicates that Janus does not have sole voting or sole dispositive power with respect to any shares. The Schedule 13G/A contained information as of December 31, 2012 and may not reflect current holdings of QLogic common stock. The address for Janus is 151 Detroit Street, Denver, Colorado 80206.

(3) Based on information contained in a report on Schedule 13G/A that BlackRock, Inc. ("BlackRock") filed with the SEC on February 1, 2013. Such filing indicates that BlackRock has sole voting and dispositive power with respect to all shares. The Schedule 13G/A contained information as of December 31, 2012 and may not reflect current holdings of QLogic common stock. The address for BlackRock is 40 East 52nd Street, New York, New York 10022.

(4) Based on information contained in a report on Schedule 13G/A that The Vanguard Group, Inc. ("Vanguard") filed with the SEC on February 11, 2013. Such filing indicates that Vanguard has sole voting power with respect to 146,005 shares and sole dispositive power with respect to 5,133,061 shares. The Schedule 13G/A contained information as of December 31, 2012 and may not reflect current holdings of QLogic common stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(5) Based on information contained in a report on Schedule 13G that Artisan Partners Holdings LP ("Artisan") filed with the SEC on February 6, 2013. Such filing indicates that Artisan does not have sole voting or sole dispositive power with respect to any shares. The Schedule 13G contained information as of December 31, 2012 and may not reflect current holdings of QLogic common stock. The address for Artisan is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

(6) Based on information contained in a report on Schedule 13G that Citadel Advisors LLC ("Citadel") filed with the SEC on March 4, 2013. Such filing indicates that Citadel does not have sole voting or sole dispositive power with respect to any shares. The Schedule 13G contained information as of February 27, 2013 and may not reflect current holdings of QLogic common stock. The address for Citadel is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(7) Includes 2,482,375 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013.

(8) Includes 175,989 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013 and 6,631 shares issuable pursuant to RSUs that will vest on or before August 26, 2013.

(9) Ms. King was appointed to the Board of Directors in April 2013.

(10) Includes 104,657 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013 and 6,631 shares issuable pursuant to RSUs that will vest on or before August 26, 2013.

(11) Includes 49,190 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013 and 6,631 shares issuable pursuant to RSUs that will vest on or before August 26, 2013.

(12) Includes 166,657 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013 and 6,631 shares issuable pursuant to RSUs that will vest on or before August 26, 2013.

(13) Includes 49,190 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013 and 6,631 shares issuable pursuant to RSUs that will vest on or before August 26, 2013.

(14) Includes 70,250 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013.

(15) Includes 61,812 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013.

(16) Beneficial ownership information is as of May 17, 2013, Mr. Biddiscombe's last day of employment with the Company, and includes 46,644 shares (which represents the net difference between the 94,899 RSUs granted less 48,255 shares that were withheld to satisfy tax withholding obligations) that were issued pursuant to RSUs for which vesting was accelerated upon his resignation and that were received by Mr. Biddiscombe on May 28, 2013, and 371,492 shares which may be purchased pursuant to stock options that were exercisable on his last day of employment and remain exercisable on or before August 16, 2013.

(17) Beneficial ownership information is as of June 4, 2013, Mr. Mulligan's last day of employment with the Company, and includes 360,600 shares which may be purchased pursuant to stock options that were exercisable on his last day of employment and remain exercisable on or before August 26, 2013.

(18) Includes 3,532,245 shares which may be purchased pursuant to stock options that are exercisable on or before August 26, 2013 and 33,155 shares issuable pursuant to RSUs that vest on or before August 26, 2013.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors has nominated the following seven persons to serve as our directors: (1) H.K. Desai, (2) Balakrishnan S. Iyer, (3) Christine King, (4) Kathryn B. Lewis, (5) D. Scott Mercer, (6) George D. Wells, and (7) William M. Zeitler. If elected, each nominee will continue in office until our next Annual Meeting or until the director's successor has been duly elected and qualified, or until the earlier of the director's death, resignation, removal or retirement.

The authorized number of directors on our Board at the time of the Annual Meeting will be seven. Biographical information about our nominees for director and the experience, qualifications, attributes and skills considered by our Nominating and Governance Committee and Board in determining that the nominee should serve as a director appear below. For additional information about how we identify and evaluate nominees for director, see "Board of Directors — Committees — *The Nominating and Governance Committee*" below.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

Each nominee receiving more votes for his or her election than votes against his or her election will be elected to our Board of Directors to serve until our next Annual Meeting or until their successors are elected and qualified, or until the earlier of the director's death, resignation, removal or retirement. This required vote is described in the following section entitled "Voting Standard." Proxies cannot be voted for more than seven nominees for director. Unless authority to vote for directors has been withheld in the proxy, the persons named in the enclosed proxy, or their nominee or substitute, intend to vote at the meeting for the election of the seven director nominees.

Voting Standard

Each of the nominees for director named above has consented to be named as a nominee in our Proxy Statement, and we expect that each of the nominees will be able to serve if elected. In the event that any of the nominees for director should become unable to serve if elected, it is intended that the persons named in the enclosed proxy, or their nominee or substitute, will vote your shares FOR the election of a substitute nominee as may be recommended by the Board of Directors.

Our Bylaws require that, in an uncontested election, each director will be elected by a majority of votes cast. A "majority of votes cast" means the number of shares voted "for" a director exceeds the number of shares voted "against" that director. In the case of an uncontested election, if a nominee who is serving as a director is not elected at the Annual Meeting by the requisite majority of votes cast, under Delaware law, the director would continue to serve on the Board as a "holdover director." However, our Bylaws require each director nominee, prior to each election of directors at an annual meeting, to submit to the Board an irrevocable letter of resignation from the Board and all committees thereof, which will become effective if that director does not receive a majority of votes cast and the Board determines to accept such resignation. In such circumstances, the Nominating and Governance Committee, composed entirely of independent directors (as detailed below in "Board of Directors — Committees — *The Nominating and Governance Committee*"), will evaluate and make a recommendation to the Board with respect to the submitted resignation. The Board must take action on the recommendation within 90 days following certification of the stockholder vote. QLogic will publicly disclose the Board's decision including, if applicable, the reasons for rejecting a resignation.

The majority voting standard does not apply, however, in a contested election. An election shall be deemed to be contested if, as of the 10th day preceding the date the notice of the meeting is first mailed for such meeting to the stockholders of the corporation, the number of nominees exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the seven nominees receiving the most votes will be elected.

With regard to the election to take place at the 2013 Annual Meeting, the Board intends to nominate the seven persons identified as its nominees in this Proxy Statement.

The following table and paragraphs below set forth the names and certain information concerning the seven nominees for election to our Board of Directors. This information includes the principal occupation of and directorships held by each nominee for at least the past five years, as well as the specific experience, qualifications, attributes and skills that led to the conclusion that each nominee should serve as a member of the Board of Directors.

Nominee(1)	Position with QLogic	Age
H.K. Desai	Chairman of the Board and Executive Chairman	67
Balakrishnan S. Iyer(3)(4)	Director	57
Christine King(4)	Director	64
Kathryn B. Lewis(3)(4)	Director	62
D. Scott Mercer(2)(3)	Director	62
George D. Wells(2)(3)(5)	Director	78
William M. Zeitler(2)(4)	Director	65

(1) The Nominating and Governance Committee identifies candidates and recommends to the Board of Directors nominees for membership on the Board. Following the recommendation of the Nominating and Governance Committee, the Board of Directors selects the nominees for election as directors at the Annual Meeting.

(2) Member of the Nominating and Governance Committee.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Lead Director for meetings of the independent directors.

Mr. Desai currently serves as our Chairman of the Board and Executive Chairman. He joined us in August 1995 as our interim Chief Executive Officer, President and Chief Technical Officer. Mr. Desai was subsequently promoted to President and Chief Executive Officer and became a director in January 1996, and became Chairman of the Board in May 1999. Mr. Desai served as our President and Chief Executive Officer until November 2010, at which time he assumed his current role of Executive Chairman. From May 1995 to August 1995, Mr. Desai was Vice President, Engineering (Systems Products) at Western Digital Corporation, a manufacturer of digital storage devices. From July 1990 until May 1995, Mr. Desai served as Director of Engineering, and subsequently Vice President of Engineering, for QLogic. Mr. Desai currently serves on the Board of Directors of Applied Micro Circuits Corporation and MaxLinear, Inc. He also served on the Board of Directors of Netlist, Inc. from March 2012 to April 2013. Mr. Desai has been our Chairman of the Board and an executive officer for over ten years and brings to the Board an extensive knowledge of our technologies, customers and markets. He also brings to the Board leadership, business and industry experience. As the only member of management on our Board, he serves as a critical link between management and the Board, enabling the Board to perform its oversight function with the benefit of management's perspectives on our business.

Mr. Iyer has served as a director since June 2003. From October 1998 to June 2003, Mr. Iyer was the Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. ("Conexant"). Prior to October 1998, Mr. Iyer served as the Senior Vice President and Chief Financial Officer of VLSI Technology, Inc. Mr. Iyer has held a number of senior finance positions at Advanced Micro Devices, Inc., a semiconductor company. Mr. Iyer currently serves on the Board of Directors of IHS Inc., Life Technologies Corp. (successor to Invitrogen Corporation), Power Integrations, Inc. and Skyworks Solutions, Inc. He also served on the Board of Directors of Conexant from February 2002 to April 2011. Mr. Iyer's experience as an executive officer of companies in the technology industry brings to our Board leadership, strategic and financial experience. His experience as a director at the public companies listed above provides the Board with significant financial expertise with specific application to our industry, as well as a broad understanding of corporate governance topics.

Ms. King has served as a director since April 2013. Ms. King was a director and President and Chief Executive Officer of Standard Microsystems Corporation from October 2008 until August 2012. From September 2001 until March 2008, Ms. King served as President and Chief Executive Officer of AMI Semiconductor, Inc. Prior to that Ms. King spent over 23 years at International Business Machines Corporation ("IBM") in various management roles, including her last assignment as Vice President of Semiconductor Solutions. Ms. King currently serves as a director of Idaho Power Company. She previously served on the boards of AMI Semiconductor, Inc. from 2003 until its acquisition by ON Semiconductor Corporation in March 2008, ON Semiconductor Corporation from March 2008 until October 2008, Analog Devices, Inc. from June 2003 to March 2008, and Atheros Communications from April 2008 until its acquisition in May 2011. Ms. King's senior management and operational experience in a number of technology companies, service as a director at the companies listed above, and knowledge of the semiconductor industry provide our Board with significant financial, strategic, operational and compliance expertise. Ms. King also brings research and development and management experience gained from the executive positions held at IBM.

Ms. Lewis has served as a director since February 2008. Ms. Lewis is currently Vice Chairman of the Board of Directors of Share Our Selves, an organization that serves people at risk in Southern California. Until her retirement in 1998, Ms. Lewis held several executive positions with Western Digital Corporation. At the time of her retirement, she was the President and Chief Operating Officer of Western Digital's Personal Storage Division. From 2002 to 2007, she served as a director of Lantronix, Inc. Ms. Lewis brings to the Board leadership, strategic and operational expertise within the computer storage industry from her senior executive officer positions at Western Digital. Her prior service on the Board of Lantronix, another technology company, also provides a valuable perspective on governance and financial issues.

Mr. Mercer has served as a director since September 2010. Mr. Mercer was Chairman of the Board of Directors and Chief Executive Officer of Conexant from August 2008 and April 2008, respectively, until April 2011. From November 2005 until April 2008, Mr. Mercer worked as a private investor, and from May 2005 to November 2005, Mr. Mercer served as interim Chief Executive Officer of Adaptec, Inc. Mr. Mercer served as Senior Vice President and Advisor to the Chief Executive Officer from February 2004 through December 2004, and as Senior Vice President and Chief Financial Officer from October 2001 through January 2004, at Western Digital Corporation. From June 2000 to September 2001, Mr. Mercer served as Vice President and Chief Financial Officer of Teralogic, Inc. From June 1996 to May 2000, he held various senior operating and financial positions with Dell Inc. Mr. Mercer currently serves as a director of Polycom, Inc. He also served on the Boards of Directors of Net Ratings, Inc. from January 2001 to June 2007, Adaptec, Inc. from November 2003 to October 2008, SMART Modular Technologies (WWH), Inc. from June 2007 to January 2009, Palm, Inc. from June 2005 to July 2010, and Conexant from May 2003 to April 2011. Mr. Mercer's senior management and operational experience in a number of technology companies and his service as a director at the companies listed above provide our Board with significant financial, operational and compliance expertise with specific application to our industry, as well as a broad understanding of corporate governance and other topics.

Mr. Wells has served as a director since February 1994. Mr. Wells was President and Chief Executive Officer of Exar Corporation, a manufacturer of analog and mixed-signal integrated circuits, from June 1992 until he retired in October 1996. Before joining Exar, Mr. Wells served as President and Chief Operating Officer of LSI Corporation (formerly LSI Logic Corporation), a manufacturer of application-specific integrated circuits, for seven years. Mr. Wells' experience as a senior executive officer of two companies in the technology industry brings to our Board his leadership, strategic, operational and management experience.

Mr. Zeitler has served as a director since September 2010. Mr. Zeitler has served as a consultant in the technology industry since his retirement from IBM in 2008. Prior to his retirement, Mr. Zeitler spent over 35 years at IBM in various roles, including his last assignment as Senior Vice President and Group Executive — Servers, Storage and Semiconductor Groups of the IBM Systems and Technology Group. Mr. Zeitler brings to the Board leadership, strategic, research and development and management experience gained from his experience in the technology industry and the executive positions held at IBM.

BOARD OF DIRECTORS

Meetings

The Board of Directors held six meetings during the fiscal year ended March 31, 2013. Each of our directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and of the total number of meetings of each committee on which the director was a member. Our directors are encouraged to attend our Annual Meeting each year. Each of the directors who stood for election at our 2012 Annual Meeting attended the Annual Meeting either in person or by telephone.

Director Independence

Our Board of Directors currently consists of seven directors. Our Board of Directors has determined that all of its members (except for Mr. Desai and former director Mr. Biddiscombe, who resigned as President, Chief Executive Officer and a member of the Company's board of directors effective May 17, 2013) who held office during fiscal year 2013 are independent under the requirements set forth in The NASDAQ Stock Market listing standards.

Communications with Board of Directors

You may communicate with any director, the entire Board of Directors, or any committee of the Board, by sending a letter to the director, the Board or the committee addressed to: Board of Directors, c/o Lead Director — QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. The Lead Director or his designee will review all letters, categorize them, and forward them to the appropriate parties.

Board Leadership Structure; Executive Sessions of Our Independent Directors

The Board believes it is important to select its Chairman of the Board and the Company's Chief Executive Officer ("CEO") in the manner it considers in the best interests of the Company at any given point in time. The members of the Board possess considerable business experience and in-depth knowledge of the issues the Company faces, and are therefore in the best position to evaluate the needs of the Company and how best to organize the Company's leadership structure to meet those needs. Accordingly, the Chairman and CEO positions may be filled by one individual or by two different individuals. The Board believes that the most effective leadership structure for the Company at this time is for Mr. Desai to serve as our Chairman of the Board, and to have a separate CEO (currently, on an interim basis, Jean Hu) and an independent Lead Director (currently, Mr. Wells). Mr. Desai possesses an in-depth knowledge of the Company, the industry in which we conduct our business and the challenges we face gained through over 15 years of successful experience in leading the Company. The Board believes that these experiences and insights put him in the best position to provide broad leadership for the Board as it considers strategy and business plans.

The independent directors have selected a Lead Director to promote the independence of the Board and appropriate oversight of management. Our independent directors meet without management present after each regularly scheduled board meeting (five times during fiscal year 2013). As the Lead Director, Mr. Wells is responsible for (i) establishing the agenda for the executive sessions held by our independent directors and acting as chair of those sessions, (ii) polling the other independent directors for agenda items both for regular board meetings and executive sessions of the independent directors and (iii) working with the Chairman of the Board and the CEO on the agenda for regular board meetings.

Effective as of May 17, 2013, Mr. Biddiscombe resigned as President and Chief Executive Officer of the Company, and as a member of the Company's board of directors. The Board has appointed Ms. Hu as CEO on an interim basis. Ms. Hu also serves as Senior Vice President and Chief Financial Officer ("CFO") of the Company, and she retains her CFO responsibilities during the interim period. The Company has formed a search committee, led by independent director William M. Zeitler, to pursue the hiring of a permanent CEO.

Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

The Audit Committee. Balakrishnan S. Iyer (Chairperson), Kathryn B. Lewis, D. Scott Mercer and George D. Wells are the current members of the Audit Committee. Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market listing standards, and that Messrs. Iyer, Mercer and Wells are "audit committee financial experts" as defined by rules adopted by the SEC. The Audit Committee held nine meetings during the fiscal year ended March 31, 2013. The Audit Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. The Audit Committee selects, engages and reviews the performance of our independent registered public accounting firm each year. In addition, the Audit Committee approves non-audit services and fees to be paid to the independent registered public accounting firm. The Audit Committee reports to our Board of Directors with respect to auditing and accounting matters.

The Compensation Committee. Kathryn B. Lewis (Chairperson), Balakrishnan S. Iyer, Christine King and William M. Zeitler are the current members of the Compensation Committee. Our Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Compensation Committee held thirteen meetings during the fiscal year ended March 31, 2013. The Compensation Committee reviews the performance of our executive officers, establishes the compensation of our executive officers and reviews the compensation programs for other key employees, including salary and cash incentive payment levels and stock-based compensation grants under our equity compensation plans. The Compensation Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, please see the "Compensation Discussion and Analysis" below.

The Nominating and Governance Committee. George D. Wells (Chairperson), D. Scott Mercer and William M. Zeitler are the current members of the Nominating and Governance Committee. Our Board of Directors has determined that each member of the Nominating and Governance Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Nominating and Governance Committee held six meetings during the fiscal year ended March 31, 2013. The Nominating and Governance Committee's principal functions are to identify prospective director nominees and recommend to our Board of Directors nominees for membership on the Board of Directors, to develop and recommend to our Board of Directors the governance principles applicable to the Board of Directors, to oversee the assessment of our Board of Directors, to recommend to our Board of Directors nominees for each committee, and to establish and periodically review compensation for non-employee directors. The Nominating and Governance Committee evaluates the performance of each Board member individually, the Board as a whole, and each committee on an annual basis, and reviews this information with the full Board of Directors. Following that review, the Nominating and Governance Committee considers the effectiveness of each Board member individually, the Board as a whole, and each committee when deciding whether to re-nominate current Board members. The Company does not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating and Governance Committee strives to nominate directors with a variety of complementary skills so that, as a group, our Board of Directors will possess the appropriate talent, skills, and expertise to oversee the Company's business. The Nominating and Governance Committee expects normally to be able to identify from its own resources the names of qualified director nominees, but it will accept from stockholders recommendations of individuals to be considered as nominees. Additionally, the Nominating and Governance Committee has in the past used and may continue to use the services of third party search firms to assist in the identification of appropriate candidates. Any stockholder wishing to propose a nominee for consideration by the

Nominating and Governance Committee should submit a recommendation in writing to the Secretary of the Company at our principal executive office in accordance with the procedures set forth below. The Nominating and Governance Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. In addition, the Nominating and Governance Committee has adopted a Corporate Governance Policy that is also available on our website at *http://ir.qlogic.com*.

A stockholder may submit the name of a director candidate for consideration by the Nominating and Governance Committee by writing to the Secretary of the Company at the address set forth on the cover of this Proxy Statement. The stockholder must submit the following information in support of the candidate: (a) the name, address and telephone number of the stockholder recommending the candidate; (b) a representation that the stockholder submitting the recommendation is a stockholder of record or beneficial owner of shares of stock of the Company; (c) the name and address of the candidate; (d) a description of any arrangement or understanding between the stockholder and the candidate and any other person or persons regarding the submission of the candidate's name for consideration; (e) such other information regarding the candidate as the Company would be required to include in a proxy statement filed pursuant to the proxy rules of the SEC if the Board were to nominate the candidate for election as a director; (f) the consent of the candidate to be identified to the Board as a candidate for consideration and to be identified in the proxy; and (g) the agreement of the candidate to serve on the Board if elected. The Nominating and Governance Committee may request any additional information that it deems relevant in evaluating the background and experience of any candidate.

In evaluating a director candidate, the Nominating and Governance Committee will consider the candidate's independence, character, corporate governance skills and abilities, business experience, training and education, commitment to performing the duties of a director, and other skills, abilities or attributes that fill specific needs of the board or its committees. The committee will use the same criteria in evaluating candidates suggested by stockholders as for candidates suggested by other sources.

Risk Oversight

Management has primary responsibility for identifying and managing risks to the Company, while our Board of Directors has overall responsibility for oversight of such risks, with a focus on the most significant risks facing the Company. With the oversight of our Board of Directors, the Company has implemented practices and programs designed to help manage risks and to align risk-taking appropriately with our efforts to increase shareholder value. At the beginning of each fiscal year, management and the Board jointly review the strategic goals of the Company and associated risks. The risks are prioritized and response strategies for managing those risks developed. The Board also reviews whether the existing risk oversight framework continues to be appropriate for the Company. Throughout the year, the Board and the committees to which the Board has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail. For example, strategic and operational risks are presented and discussed at regularly scheduled Board meetings and at presentations to the Board and its committees by executive management.

Although the Board has delegated responsibility for the oversight of specific risks to Board committees, the Board is kept informed of each committee's risk oversight via regular reports of the committee chairs to the full Board. Risk oversight is delegated to Board committees as follows:

- The Audit Committee oversees our risks relating to financial reporting, investments, capital structure and compliance, as well as the guidelines, policies and processes for monitoring and mitigating those risks.
- The Compensation Committee oversees risks associated with the Company's annual incentive plan, the compensation of executive management, and the effect the compensation structure may have on business decisions. (For more information on the Compensation Committee's assessment of risk and our compensation program, please see the "Risk Considerations" section of the "Compensation Discussion and Analysis" below.)
- The Nominating and Governance Committee oversees risks related to the Company's governance structure and the evaluation of individual board members and committees.

The Board's risk oversight process builds upon management's enterprise-wide risk management processes, which include identification and on-going monitoring of various risks, including those associated with long-term strategy and business operations, regulatory and legal compliance and financial reporting.

Executive Officer and Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines to further align the interests of the Company's named executive officers and directors with the interests of its stockholders. These guidelines were updated by the Compensation Committee in May 2012 and are described below.

The Company's CEO is required to own shares of QLogic common stock with a value equal to at least three times his or her annual base salary, and each other named executive officer is required to own shares of QLogic common stock with a value equal to at least one times his or her annual base salary. Unexercised stock options and unvested RSUs held by an executive do not count towards satisfaction of these guidelines. This ownership guideline is initially calculated using the applicable base salary as of the later of the date these guidelines were adopted (May 23, 2012) or the date the person first became subject to these guidelines as a named executive officer. The stock ownership guideline for each person will be determined on an annual basis as of the first trading day of each fiscal year, and will be based on the applicable base salary in effect on such date and the closing price of a share of the Company's common stock on such date. Named executive officers are required to achieve the applicable level of ownership within five (5) years of the later of May 23, 2012 or the date the person was initially designated a named executive officer of the Company.

Outside directors are required to own shares of QLogic common stock with a value equal to at least three times the annual cash retainer paid to outside directors for service on the Board (excluding additional committee retainers and any extra meeting fees). Unexercised stock options and unvested RSUs held by a non-employee director do not count towards satisfaction of these guidelines. This ownership guideline is initially calculated using the annual cash retainer for service as a director (but not including amounts associated with service as a Lead Director or Committee or Chair service) on the date the person first became subject to these guidelines as an outside director. The stock ownership guideline will be determined on an annual basis as of the first trading day of each fiscal year, and will be based on the applicable annual Board cash retainer in effect on such date and the closing price of a share of the Company's common stock on such date. Outside directors are required to achieve this level of ownership within five (5) years of the later of May 23, 2012 or the date the person first became a non-employee member of the Board.

In addition to the above stock ownership guidelines, the Company has adopted an Insider Trading Policy available on our website at *http://ir.qlogic.com* that restricts employees, officers and directors from engaging in any of the following activities with respect to the securities of the Company:

- Purchases on margin (where money is borrowed to make the purchase);
- Short sales;
- Buying or selling puts or calls;
- Hedging or monetization transactions, such as zero-cost collars and forward sale contracts, that allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential upside appreciation in the stock; or
- Holding Company securities in a margin account or pledging Company securities as collateral for a loan without adequate financial resources to prevent a forced sale.

As of March 31, 2013, no directors or named executive officers held pledged Company securities.

Compensation of Directors — Fiscal Year 2013

The following table presents information regarding the compensation earned for fiscal year 2013 by our directors who are not employed by us or any of our subsidiaries ("non-employee directors"). The compensation paid to Mr. Desai and former director Mr. Biddiscombe, who were also employees of QLogic during fiscal year 2013, is presented in the Summary Compensation Table below and the related tables. Messrs. Desai and Biddiscombe did not receive any additional compensation for their services as directors during fiscal year 2013.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1)(2)(3) (c)	Option Awards ($)(1)(2)(3) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Balakrishnan S. Iyer	84,000	80,500	34,498	—	—	—	198,998
Kathryn B. Lewis	82,000	80,500	34,498	—	—	—	196,998
D. Scott Mercer	69,000	80,500	34,498	—	—	—	183,998
George D. Wells	94,000	80,500	34,498	—	—	—	208,998
William M. Zeitler	64,000	80,500	34,498	—	—	—	178,998

(1) The amounts reported in Columns (c) and (d) of the table above reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our non-employee directors during fiscal year 2013 as determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation — *Stock-Based Compensation Expense*" on page 59 of QLogic's Annual Report on Form 10-K for fiscal year 2013 filed with the SEC on May 23, 2013.

(2) The following table presents the number of unvested stock awards and the number of outstanding and unexercised option awards held by each of our non-employee directors as of March 31, 2013:

Director	Number of Unvested Restricted Stock Units (RSUs) as of March 31, 2013	Number of Shares Subject to Outstanding Options as of March 31, 2013
Balakrishnan S. Iyer	6,631	255,989
Kathryn B. Lewis	6,631	104,657
D. Scott Mercer	6,631	63,071
George D. Wells	6,631	166,657
William M. Zeitler	6,631	63,071

(3) As described below, we granted to each of Messrs. Iyer, Mercer, Wells and Zeitler, and to Ms. Lewis, an award of 6,631 RSUs and an option to purchase 7,403 shares of common stock on August 23, 2012, the date of our 2012 Annual Meeting. On the grant date, each of these RSU awards had a value of $80,500 and each of these stock option awards had a value of $34,498.

Director Compensation

Compensation for non-employee directors is determined and periodically reviewed by the Nominating and Governance Committee, and during fiscal year 2013 consisted of a retainer, fees for attending meetings in excess of a specified number, and equity awards.

Annual Retainer Fees and Meeting Fees. For fiscal year 2013, each of our non-employee directors received an annual retainer for serving as a member of the Board of Directors and additional annual retainer fees for serving as a chairperson and/or a member of one or more committees of the Board of Directors as set forth below. The annual fees described in this section were paid in equal quarterly installments.

Board member retainer	$49,000
Lead Director	$20,000
Audit Committee Chair	$25,000
Audit Committee member	$15,000
Compensation Committee Chair	$18,000
Compensation Committee member	$10,000
Nominating and Governance Committee Chair	$10,000
Nominating and Governance Committee member	$ 5,000

For each meeting of the Board of Directors in excess of nine per fiscal year, members of the Board of Directors are entitled to an additional fee of $1,500 for attendance in person and $750 for participation by telephone. For each Audit Committee meeting in excess of twelve per fiscal year, each Compensation Committee meeting in excess of ten per fiscal year, and each Nominating and Governance Committee meeting in excess of six per fiscal year, committee members (including committee chairs) are entitled to an additional fee of $1,000 for attendance in person and $500 for participation by telephone. During fiscal year 2013, there were six meetings of the Board of Directors, nine meetings of the Audit Committee, thirteen meetings of the Compensation Committee, and six meetings of the Nominating and Governance Committee.

Directors who are employees of QLogic receive no additional compensation for serving on the Board of Directors. Directors are entitled to reimbursement for out-of-pocket expenses in connection with attendance at all Board and committee meetings.

Stock Awards. The Board of Directors has adopted a director grant program under the QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), which provides for grants to our non-employee directors to be determined by reference to the equity compensation for non-employee directors of our peer group of companies, with grants made at the 2012 Annual Meeting targeted at the 60th percentile of the peer group. The peer group of companies is the same peer group used by the Compensation Committee to evaluate executive compensation (as identified in the "Compensation Discussion and Analysis" below). The director grant program is intended to more closely align non-employee director compensation with the philosophy used in establishing compensation for our executive officers.

Under the director grant program, the number of equity securities granted to each non-employee director reelected at the 2012 Annual Meeting was generally determined as follows:

- The grant date value of equity securities awarded annually to non-employee directors of each of the peer group companies was determined (with options being valued using a Black-Scholes model). Target grant date values at the 60th percentile of the peer group were then determined for non-employee directors.
- The target grant date values so determined were allocated so that 70% of the grant date value was delivered in the form of RSUs and 30% of the grant date value was delivered in the form of nonqualified stock options (valued using the Black-Scholes model used by the Company in valuing its options for financial statement purposes).

The director grant program also provides that grants made to non-employee directors upon their initial election or appointment to the Board of Directors are determined in a similar manner, with a target grant date value generally determined at the same percentile of the grants made by the peer group to their newly elected or appointed non-employee directors that was used to determine the most recent annual grants to our non-employee directors. This value is then allocated so that 50% of the grant date value is delivered in the form of RSUs and 50% of the grant date value is delivered in the form of nonqualified stock options (instead of the allocation of 70% of the grant date value to RSUs and 30% to a nonqualified stock option grant in the case of the annual grants).

The per share exercise price of each option granted to our non-employee directors equals the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. These stock options have maximum ten-year terms. RSUs are settled in an equivalent number of shares of common stock upon vesting. For grants made to non-employee directors upon their initial election or appointment to the Board of Directors, stock options and RSUs generally vest in annual installments over a three-year period following the date the award is granted if the director is still a member of our Board of Directors on the applicable vesting date. For annual equity award grants to non-employee directors, stock options and RSUs vest as to the total number of shares of common stock subject to the award upon the earlier of (i) the day prior to the annual meeting of the Company's stockholders that occurs in the calendar year following the calendar year in which the award is granted or (ii) the first anniversary of the date of grant.

The Board of Directors or a designated committee of the Board has the discretion to modify the program for determining award grants for non-employee directors from time to time without stockholder approval.

On August 23, 2012 (the date of the 2012 Annual Meeting), in accordance with the director grant program provisions described above, we granted an option to purchase 7,403 shares of common stock at a per share exercise price of $12.14 and an award of 6,631 RSUs to each of Messrs. Iyer, Mercer, Wells and Zeitler, and to Ms. Lewis. On April 29, 2013 we granted an option to purchase 24,814 shares of QLogic common stock at a per share exercise price of $10.59 and an award of 9,443 RSUs to Ms. King in connection with her appointment to the Board of Directors.

The Nominating and Governance Committee has established target grant date values under the director grant program for grants of RSU awards and nonqualified stock options to be made to non-employee directors who are reelected at the 2013 Annual Meeting. The target grant date value for the grants to continuing non-employee directors is $115,000 (except for Ms. King, whose grant date value will be prorated for the period between her April 2013 appointment and the 2013 Annual Meeting) and will be allocated 70% to RSUs and 30% to nonqualified stock options as noted above. The exact number of shares to be subject to each RSU award and nonqualified stock option grant will be determined based on the closing price of our common stock on the date of the 2013 Annual Meeting and, in the case of the options, using the Black-Scholes model used by the Company in valuing its options generally for financial statement purposes.

EXECUTIVE OFFICERS

The following table and paragraphs set forth the names of and certain information concerning our current executive officers:

Name	Position with QLogic	Age
H.K. Desai	Chairman of the Board and Executive Chairman	67
Jean Hu	Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer	50
Robert B. Crawford	Senior Vice President, Worldwide Sales	49
Roger J. Klein	Senior Vice President and General Manager	62

For information on the business background of Mr. Desai, see "Proposal One — Election of Directors" above.

Ms. Hu joined us in April 2011 as Senior Vice President and Chief Financial Officer, and was also appointed interim Chief Executive Officer in May 2013. Previously, Ms. Hu served as Chief Financial Officer and Senior Vice President, Business Development, of Conexant from December 2008 until April 2011. She served as Treasurer of Conexant from June 2009 until April 2011. From February 2006 to December 2008, Ms. Hu served as Senior Vice President, Strategy and Business Development, and from February 2004 to February 2006, as Vice President, Strategy and Business Development, at Conexant. Prior to February 2004, Ms. Hu held various positions in financial planning, strategy and corporate development at Conexant and its predecessor company, Rockwell International Corporation.

Mr. Crawford joined us in May 2011 as Senior Vice President, Worldwide Sales. Previously, Mr. Crawford served as Vice President, Worldwide Channel and Inside Sales, from March 2010 until May 2011, and as Vice President, Worldwide OEM Sales, from August 2006 until March 2010, at Quantum Corporation ("Quantum"), a storage company specializing in backup, recovery and archive solutions. He served as Director, Channel and OEM Sales, at Advanced Digital Information Corporation ("ADIC") from March 2006 until Quantum's acquisition of ADIC in August 2006. Prior to March 2006, Mr. Crawford held various senior sales, account and product management executive positions at Dell Inc. and Compaq Computer Corporation.

Mr. Klein joined us in February 2001 and has held a variety of field marketing and business unit marketing positions. He was promoted to Vice President, General Manager, Computer Systems Group, in August 2006, to Vice President, General Manager, Host Solutions Group, in February 2007, to Senior Vice President and General Manager, Host Solutions Group, in May 2009, and to Senior Vice President and General Manager in June 2013. From 1997 to January 2001, Mr. Klein held various positions at CMD Technology, most recently as Vice President, Marketing. Prior to 1997, Mr. Klein held various positions at Unisys Corporation and Burroughs Corporation.

Code of Ethics

We have adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to all Company employees, officers and directors. The Code of Ethics operates as a tool to help our employees, officers and directors understand and adhere to the high ethical standards we expect. The Code of Ethics is available on our website at *http://ir.qlogic.com*. Stockholders may also obtain copies at no cost by writing to the Secretary of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes our executive compensation programs for fiscal year 2013. The primary focus of this section of our proxy statement is to explain the compensation decisions that were made for fiscal year 2013 with respect to our executive officers identified in the Summary Compensation Table below (referred to in this proxy statement as the "named executive officers"). As described below, Simon Biddiscombe resigned as our President and Chief Executive Officer on May 17, 2013. Jean Hu currently serves as our interim Chief Executive Officer.

Executive Summary

Compensation Philosophy

Our compensation philosophy is that a significant portion of the compensation of our named executive officers should be tied to performance. Incentive payments are determined based on achievement of financial goals for the fiscal year as well as performance objectives that we believe contribute to the longer-term success of the Company. Option and other equity awards granted to our named executive officers further align the interests of these executives with the interests of our stockholders as the ultimate value of the award depends on the value of the Company's stock.

Highlights of Fiscal Year 2013 Compensation Program

Our executive compensation program is designed to attract, retain and motivate a highly-skilled and dedicated management team to execute our business objectives. Key compensation decisions for fiscal year 2013 and important features of our executive compensation program include the following:

- *Performance RSUs.* In May 2012, the Compensation Committee approved a performance restricted stock unit plan for senior level executives. The plan included performance measures tied to the Company's total shareholder return during fiscal year 2013 compared to the total shareholder return of a peer group (weighted at 40%) and the Company's non-GAAP operating margin for fiscal year 2013 (weighted at 60%). The Compensation Committee calculated performance under this plan at the conclusion of fiscal year 2013 and, based on the performance results, participants in the plan earned 20% of the performance RSUs originally awarded to them in May 2012, with the remaining 80% of the units being forfeited. We believe that this outcome is consistent with our pay-for-performance philosophy as we did not fully achieve our target objectives for these metrics during the fiscal year. The number of performance restricted stock units (or "RSUs") earned by each executive based on this calculation will vest, subject to the executive's continued employment, in four annual installments from the original award date.

- *Other Equity Awards.* Our executives' fiscal year 2013 equity awards also included grants of stock options and time-based RSUs. We believe these awards help to further link our executives' interests with those of our stockholders as stock options have value only if our stock price increases, and the ultimate value of RSUs depends on the price of our stock. These awards also provide an important retention incentive as they are subject to four-year vesting schedules.

- *Annual Incentive Plan.* Annual cash incentive plan payments to named executive officers are based on multiple performance objectives and are subject to maximum amounts that may be awarded to each executive. No bonuses are paid under the plan if threshold performance levels are not achieved. Incentive awards to named executive officers under the plan for fiscal year 2013 ranged between 49% and 61% of the executive's target award. These payout levels under the annual incentive plan were below target payout levels primarily as a result of shortfalls in revenue and corporate profit against targets established when the annual incentive plan was approved. Again, we believe these payout levels are consistent with our pay-for-performance philosophy.

- *Changes for Fiscal Year 2014 Equity Award Program.* In May 2013, the Compensation Committee revised the equity compensation program for the senior management team to (i) target equity compensation at the median of the market (as opposed to the 60th percentile of market targeted for fiscal year 2013); (ii) increase the portion of the executives' equity compensation granted in the form of performance RSUs to 40% of the total award; and (iii) implement a fiscal year 2014 performance RSU plan that measures the Company's total shareholder return over a two-year period against the total shareholder return of the NASDAQ Composite Index for the comparable period.

- *Stock Ownership Guidelines.* In May 2012, we amended our stock ownership guidelines to increase the required stock ownership levels for both named executive officers and non-employee directors. Under the revised stock ownership guidelines, our Chief Executive Officer is required to own three times his or her annual base salary in Company stock, other named executive officers are required to own one times their annual base salary in Company stock and non-employee directors are required to own three times their annual board retainer in Company stock, in each case such ownership to be achieved over a five-year period. See "Board of Directors — Executive Officer and Director Stock Ownership Guidelines" for more information.

- *Change in Control Agreements.* Our change in control agreements provide severance benefits only on a "double trigger" basis (i.e. change of control and involuntary termination of employment). The occurrence of a change in control alone does not trigger any benefits under these agreements.

- *No Tax Gross-Ups.* None of our agreements with senior executives provide for tax gross-up payments (including, but not limited to, tax liabilities imposed under Sections 280G and 4999 of the Internal Revenue Code).

- *Compensation Recovery Policies.* We have a clawback policy applicable to senior level employees, including our named executive officers, that permits us to recoup from culpable employees certain previously paid compensation in the event of a financial restatement.

- *No Pension or SERPs.* We do not provide our executive officers with a defined benefit pension plan, any supplemental executive retirement plans, or retiree health benefits. Our executive officers are eligible to participate in our 401(k) plan on the same terms as all other employees.

Note on Fiscal Year 2013 Compensation

As described in more detail below, we granted awards of performance RSUs to our executive officers in May 2011 that were eligible to vest based on the Compensation Committee's assessment of performance during fiscal year 2012. The value of these awards was not reported as compensation for fiscal year 2012 in last year's proxy statement under applicable SEC rules because the Compensation Committee retained discretion to decide how performance would be measured at the end of the fiscal year. In accordance with SEC rules, these awards are reported in the Summary Compensation Table below as compensation for fiscal year 2013 when the Compensation Committee determined the number of units earned under these awards based on performance. For example, Mr. Biddiscombe's total compensation for fiscal year 2013 is reported in the Summary Compensation Table below as $3,652,775. Of this total, $659,260 related to performance RSUs granted to him in May 2011 which were not included in the 2012 Summary Compensation Table as compensation for fiscal year 2012. Instead, this amount is reported below as compensation for fiscal year 2013 (along with the performance RSUs granted to Mr. Biddiscombe in May 2012 and his other fiscal year 2013 equity awards described below). If these performance RSUs were reported during the period in which they were granted by the Compensation Committee, Mr. Biddiscombe's total compensation for fiscal year 2012 would be $3,271,344 and for fiscal year 2013 would be $2,993,515. In addition, as noted above, 80% of the performance RSUs awarded to the executive officers in May 2012 were forfeited at the end of the fiscal year based on performance. Under applicable SEC rules, the entire grant date value of Mr. Biddiscombe's performance award, which was $671,255, is included in the fiscal year 2013 total compensation set forth in the Summary Compensation Table, but only 20% of that award (with a grant date value of $134,251) was earned based on performance. Adjusting Mr. Biddiscombe's total compensation for these two factors results in a total compensation for fiscal year 2013 of $2,456,511 (as compared to $3,271,344, which was the amount of his fiscal year 2012 compensation if the value of the May 2011 performance award is included for that year), which the committee believes is a more accurate depiction of his compensation during fiscal year 2013 and the related trends. Again, we believe that the compensation trend described is consistent with our pay for performance philosophy.

QLogic's Executive Compensation Program

Role of the Compensation Committee

The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs.

The Compensation Committee has the following primary responsibilities:

- Review and approve on an annual basis the Company's compensation strategy to help ensure that executives are appropriately rewarded based on their performance.
- Review and approve on an annual basis goals and objectives relevant to executive compensation and evaluate performance in light of those goals and objectives.
- Determine on an annual basis the amount, form and terms of compensation for each of the Chief Executive Officer and the Executive Chairman of the Company.
- Review and approve salaries, incentives and other matters relating to compensation of the executive officers of the Company.
- Review and approve grants of stock options, RSUs and other equity incentives to our executive officers.
- Review and approve grants of stock options, RSUs and other equity incentives to other eligible individuals in the Company's service.
- Review with the Board matters related to management performance and compensation.

Executive Compensation Philosophy and Framework

Compensation Objectives

Our executive compensation program is designed to achieve four primary objectives:

- Support a strong pay-for-performance culture, which provides compensation tied directly to performance in achieving business objectives.
- Attract, retain and motivate highly skilled executives who contribute to our long-term success.
- Establish and reinforce the appropriate balance between achievement of short-term and long-term corporate goals.
- Support long-term value creation for stockholders, by aligning the interests of our executive officers with the long-term interests of our stockholders.

We use a combination of base salary, annual cash incentive opportunity (which is based on Company and individual performance for the period), and participation in our equity program to achieve these objectives.

Stockholder Say-on-Pay Vote

At our last annual stockholders meeting held in August 2012, over 96% of our stockholders voting on the proposal to approve the Company's executive compensation program supported our executive compensation program. Based on this high level of support for our executive compensation programs, the Compensation Committee generally did not change its approach for fiscal year 2013, except that as described in more detail below, the Compensation Committee did revise the structure of the executives' performance-based equity awards so that they would be eligible to vest only if specified performance goals established at the beginning of the fiscal year were met. The Compensation Committee believes that the program includes a number of features that further our compensation philosophy and reflect best practices in the market. The Compensation Committee will continue to consider the outcome of our say-on-pay proposals when making future compensation decisions for the named executive officers.

Risk Considerations

The Compensation Committee considers, in establishing and reviewing our compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. Our compensation program reflects a balanced approach using both quantitative and qualitative assessments of performance without putting an undue emphasis on a single performance measure. Base salaries are fixed in amount and thus do not encourage risk taking. Annual cash incentive awards are based on multiple Company and individual performance objectives as described below, including a design win component and other operational components which are considered important to the long-term success of the Company, and are subject to maximum payout amounts. The Compensation Committee believes that the annual cash incentive plan appropriately balances risk and the desire to focus employees on specific annual goals important to the Company's success.

The majority of the total compensation opportunity provided to our executive officers is in the form of equity awards. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to the Company's stock price, and because grants are subject to long-term vesting schedules to help ensure that executive officers always have significant value tied to long-term stock price performance. The Company's practice during fiscal year 2013 was to grant executive officers a combination of options, performance RSUs and time-based RSUs. The Compensation Committee believes this mix provides an appropriate balance between the goals of increasing the price of the Company's common stock (as stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten the Company's growth and stability (as RSUs are exposed to decreases in the Company's stock price). To further discourage executives from taking risks that might have a significant negative impact on the long-term value of our stock, the Company requires its named executive officers to own a minimum number of shares of the Company's common stock under its stock ownership guidelines described above (see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines") and has adopted a clawback policy that enables the Company to recoup payments under the annual cash incentive plan from senior level employees as further described below (see "Other Compensation Considerations — *Clawback Policy*"). In addition, the Company's insider trading policy prohibits employees from engaging in hedging transactions with respect to common stock, or other equity awards for common stock, of the Company as further described above (see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines").

Total Compensation/Tally Sheets

We believe we are fulfilling our compensation objectives and, in particular, rewarding executive officers in a manner that supports our philosophy. Executive compensation is tied to both our performance and the performance of the individual executive and is structured to help ensure that there is an appropriate balance between our long-term and short-term performance, and also a balance between our operational and financial performance. The Compensation Committee believes the average target pay position for our executives relative to market described below and the relative mix of their cash and equity compensation are reasonable and appropriate.

Compensation tally sheets for each of the named executive officers were prepared by the Compensation Committee's consultant and reviewed by the Compensation Committee in fiscal year 2013. These tally sheets affixed dollar amounts to all components of the named executive officers' compensation, including current and historical pay (salary and annual cash incentive), outstanding equity awards, benefits, perquisites and potential change-in-control severance payments. The Compensation Committee reviews tally sheets for named executive officers at least on an annual basis. The Compensation Committee believes it is important to attach a dollar amount to each component of compensation and to review total compensation for each named executive officer.

Process for Evaluating Executive Officer Performance and Compensation

In general, the process for making decisions relating to compensation for named executive officers begins prior to the end of the Company's fiscal year, which occurs on the Sunday closest to March 31. During February or March of each year, the Compensation Committee will work with its independent compensation consultant to define the scope of the consultant's engagement and to discuss any changes in information being requested by the Compensation Committee. During April and early May of each year, the Company finalizes financial information for the just-completed fiscal year, and makes that information available to the Compensation Committee. During this same time period, the Compensation Committee receives competitive market data and reviews this data with its compensation consultant. The compensation consultant provides the Compensation Committee with a comparison of the current compensation (including base salary, annual cash incentive and equity) for each named executive officer to the market data. The Compensation Committee typically schedules a meeting in early May to review the Company's actual performance against annual cash incentive plan objectives, to discuss individual executive performance and to discuss incentive plan payouts for the just-completed fiscal year, as well as any base salary or target incentive adjustments for the new fiscal year. The Compensation Committee also discusses equity awards that may be granted to named executive officers. An additional meeting is typically held several weeks later at which the Compensation Committee makes final compensation decisions with respect to named executive officer compensation, including CEO and Executive Chairman compensation. None of our executives has any role in establishing the compensation of our named executive officers, although the Compensation Committee does consider the recommendations of the CEO in setting compensation levels for the named executive officers other than the CEO and the Executive Chairman.

For fiscal year 2013, the Compensation Committee retained Compensia Inc., a national consulting company, to provide independent advice and information relating to executive compensation. Compensia assisted the Compensation Committee in the evaluation of base salary, annual cash incentive and equity incentive levels for the named executive officers and other senior executives. Compensia reports directly to the Compensation Committee. From time to time, the Compensation Committee may direct its compensation consultant to work with our Human Resources Department on matters such as: (i) reviewing and/or recommending to the Compensation Committee the companies that will serve as the Company's peer group for purposes of evaluating the Company's executive compensation levels (as discussed below); (ii) analyzing our executive compensation programs and levels relative to our peer group companies; and (iii) advising on the design of cash-based incentives and equity awards for our executive officers. During fiscal year 2013, except for the consulting services provided to the Compensation Committee and other services provided to the Nominating and Governance Committee in connection with evaluating compensation for non-employee directors, Compensia did not perform any other services for the Company or its management, and the Compensation Committee has concluded that the services provided by Compensia did not raise any conflicts of interest.

Review of Competitive Market Data

For fiscal year 2013, the Compensation Committee examined the compensation practices of a peer group of individual companies identified below and also reviewed industry surveys to assess the competitiveness of executive officer compensation practices and levels. The peer group of individual companies and the surveys are collectively referred to in this discussion as the "market." The fiscal year 2013 peer group of 12 companies included primarily semiconductor and storage device companies that the Compensation Committee considered similar to the Company in business strategy or represented business or labor market competitors, including smaller and larger companies. The surveys used in the analysis were compensation surveys that focus on high technology companies. Generally, the Compensation Committee does not focus on any particular company used in these surveys (except those companies identified below as peer companies). The Compensation Committee believes that supplementing the peer group information with market surveys helps it to more accurately map compensation data by position in the market to positions at the Company.

The peer companies used by the Compensation Committee for its comparisons in fiscal year 2013 were as follows:

Applied Micro Circuits Corporation	Brocade Communications Systems, Inc.	Emulex Corporation
Extreme Networks, Inc.	F5 Networks, Inc.	Integrated Device Technology, Inc.
Mellanox Technologies, Ltd.	Microsemi Corporation	PMC-Sierra, Inc.
Quantum Corporation	Riverbed Technology, Inc.	STEC, Inc.

The peer group is reviewed annually by the Compensation Committee, with input from its independent compensation consultant, and adjustments are made as necessary to help ensure the group continues to properly reflect the market in which we compete for business or talent. The Compensation Committee updated the above peer group from the prior year to remove five companies (Broadcom Corporation, Dot Hill Systems Corporation, LSI Corporation, Marvell Technology Ltd., and NetApp, Inc.) that had significantly higher revenues and market capitalizations than the Company. The Compensation Committee also added three companies (Integrated Device Technology, Inc., Quantum Corporation and Riverbed Technology, Inc.) that satisfied the above described selection criteria and concluded that the revised peer group included a sufficient number of companies for comparison purposes.

The Compensation Committee believes that the peer group companies form a reasonable basis for evaluating executive officer compensation. The following chart reflects QLogic's ranking for three key metrics within the peer group in May 2012, at the time the peer company data was reviewed by the Compensation Committee:

Comparison Metric	QLogic Percentile vs. Peers
Revenue (last four quarters)	46%
Net Income (last four quarters)	89%
Market Capitalization	51%

Our strategy for executive officer compensation has been to examine market compensation practices and target the median of the market for base salary and for total cash compensation (base salary plus annual cash incentive). We historically targeted the 65th percentile of market for equity compensation for our executive officers. Beginning in fiscal year 2013, we changed our equity compensation philosophy with the intention of moving our level of equity awards towards the median for the market (targeting the 60th percentile of market for fiscal year 2013). Beginning in fiscal year 2014, the Compensation Committee completed this transition and altered its equity compensation philosophy to target the 50th percentile of market for equity compensation.

The Compensation Committee retains the discretion to approve compensation levels for individual executive officers above and below the target levels identified above, based on the Compensation Committee's subjective assessment of the executive's individual performance, experience in the position, and consistency of performance, as well as our financial and operational performance and internal equity considerations.

Fiscal Year 2013 Executive Compensation Program Decisions

Under our fiscal year 2013 executive compensation program our named executive officers primarily received a base salary and were eligible to receive annual cash incentives and equity awards.

Base Salary

Base salaries are used to attract, motivate and retain highly qualified executives. Base salary, which is determined by the level of responsibility, experience in the position, expertise of the employee, and competitive conditions in the industry, is the primary fixed cash compensation component in the executive pay program.

The Compensation Committee approved base salaries for the named executive officers in May 2012 with increases ranging between 3% and 6% over their fiscal year 2012 levels. The Compensation Committee determined that these increases were appropriate to maintain competitive base salary levels for these executives. The base salaries paid to our named executive officers for fiscal year 2013 are set forth in the Summary Compensation Table below.

Annual Cash Incentive

Our annual cash incentive program is a variable element of our executive compensation program designed to reward executives for achieving key operational and financial goals that we believe will provide the foundation for creating longer-term stockholder value. At the beginning of each year, the Compensation Committee approves specific performance goals for the upcoming year for purposes of our annual cash incentive plan. In addition to traditional financial measures of corporate performance, such as revenue and profit, the Compensation Committee emphasizes other indicators of performance, including design wins, customer satisfaction and individual performance objectives, and approves associated weightings. Individual business unit executives are also measured against specific business unit goals. The Compensation Committee believes that the design of the annual cash incentive plan provides an appropriate mix of short-term and long-term goal achievement in an industry typified by long product development cycles. Payment of the annual cash incentive to the named executive officers was conditioned upon QLogic achieving at least $464 million in revenue for fiscal year 2013 and was capped at 150% of the target incentive award. The minimum revenue target for fiscal year 2013 was achieved and, accordingly, the named executive officers were eligible to receive annual cash incentives for the fiscal year.

For the named executive officers, the corporate objectives make up 75% of the annual cash incentive opportunity, while the individual objectives ("MBOs") make up 25% of the annual cash incentive opportunity. The corporate objectives are broken up into targets related to design wins (20% weighting), corporate revenue (30% weighting), corporate profit (20% weighting) and customer satisfaction (5% weighting). The Compensation Committee determines the percentage of the goal achieved for each corporate objective for purposes of incentive plan payouts. For purposes of the fiscal year 2013 annual cash incentive plan payouts, the Compensation Committee approved the following levels of achievement for fiscal year 2013: (i) design wins (18.8% out of a possible 20.0% was awarded for the design win objective for fiscal year 2013), (ii) corporate revenue (13.5% out of a possible 30.0% was awarded for the revenue objective for fiscal year 2013), (iii) corporate profit (non-GAAP income before taxes and annual cash incentive) (no amount was awarded for the profit objective for fiscal year 2013, because a minimum level of achievement was not satisfied) and (iv) customer satisfaction (4.5% out of a possible 5.0% was awarded for the customer satisfaction objective for fiscal year 2013). For these purposes, non-GAAP income is calculated as the Company's income from continuing operations as determined under generally accepted accounting principles, as adjusted to exclude certain items such as stock-based compensation expense, amortization of acquisition-related intangible assets and certain income tax items. We believe that excluding these items is appropriate as they are not indicative of the Company's on-going core operating performance. Under the fiscal year 2013 annual cash incentive plan, the revenue target was $580.0 million (with $484.5 million actually achieved) and the corporate profit target was $165.9 million (with $101.7 million actually achieved). Based on the Compensation Committee's performance assessment outlined above, the overall corporate performance rating for fiscal year 2013 was 36.8% out of a possible 75%.

The Compensation Committee reviews and approves the MBOs for each named executive officer. As noted above, 25% of the annual cash incentive opportunity for each named executive officer is tied to achievement of individual MBOs for the fiscal year to which the incentive payment applies, although the decision is typically made in May of the following fiscal year. For example, the Compensation Committee determined the annual cash incentive amounts for fiscal year 2013 in May 2013 (during our fiscal year 2014) based upon the executives' achievement of MBOs during fiscal year 2013.

The fiscal year 2013 MBOs for the named executive officers are summarized below:

Named Executive Officer	MBOs
H.K. Desai	(i) support CEO in key customer relationships; (ii) support of technology development, including specific product milestones; and (iii) develop strategies related to acquisitions and divestitures, as required
Jean Hu	(i) financial analysis and risk analysis of business strategy; (ii) tax planning objectives; and (iii) capital structure objectives
Robert B. Crawford	(i) restructuring of sales team objectives; (ii) sales team training objectives; and (iii) Asia sales model objectives
Simon Biddiscombe	(i) review and analysis of strategic alternatives for higher value business opportunities; (ii) execute key actions relating to Mt. Rainier technology; (iii) specific host solutions group milestones; and (iv) specific hiring objectives
Perry M. Mulligan	(i) on-time delivery and product quality objectives; (ii) product cost objectives; and (iii) ERP upgrade objectives

The Compensation Committee determines (taking into account the recommendations of the Chief Executive Officer with respect to the named executive officers, other than Messrs. Biddiscombe and Desai) whether each named executive officer achieved his or her MBOs. For fiscal year 2013, the Compensation Committee determined that the named executive officers achieved between 47% and 95% of their respective MBOs.

Based on fiscal year 2013 aggregate achievement levels for corporate and individual performance described above, the annual cash incentive payments to our named executive officers were between 49% and 61% of the executive's target incentive. The primary factors driving these achievement levels against target achievement levels were fiscal year 2013 revenue and profit, with differences among named executive officers primarily consisting of different MBO achievement levels. Based on these achievement levels, in May 2013 the Compensation Committee approved the following annual cash incentive awards:

Named Executive Officer	FY2013 Target Annual Cash Incentive	FY2013 Annual Cash Incentive Award
H.K. Desai	$530,005	$282,500
Jean Hu	$226,159	$137,000
Robert B. Crawford	$201,153	$116,600
Simon Biddiscombe	$604,067	$294,261
Perry M. Mulligan	$224,827	$133,400

Equity Awards

We believe equity awards are a key element of executive compensation that aligns the interests of executive officers with stockholders. For fiscal year 2013, we granted a combination of stock options, performance RSUs and time-based RSUs, which the Compensation Committee believes best supports the interests of our stockholders by balancing the dual objectives of long-term value creation for stockholders and retention of qualified key employees.

We believe that stock options are truly performance based in that executives do not receive any benefit unless the Company's stock price increases after the option is granted. Time-based RSUs have a greater retentive value compared to stock options because RSUs continue to have value even though the stock price may fluctuate.

Performance RSUs are similar to time-based RSUs, but specified performance goals must be achieved for the RSUs to be earned. Once the level of achievement under a performance RSU is determined, the award vests over a four-year period from the original award date. Thus, performance RSUs provide incentives to achieve the performance goals established by the Compensation Committee for purposes of the award and an additional retention incentive as to any RSUs that are earned. The Compensation Committee believes this combination of award types is consistent with market practice.

The Compensation Committee believes that long-term equity incentives provide significant motivation for our executives to create value for our stockholders and opportunity to benefit from the value created. We believe this is an appropriate way to align the interests of our named executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

The Compensation Committee granted fiscal year 2013 equity awards (options, performance RSUs and time-based RSUs) to our named executive officers in May 2012. The following table sets forth the grant date value of each of these awards as determined under applicable accounting rules:

Named Executive Officer	FY2013 Option Award	FY2013 Performance RSU Award	FY2013 Time-Based RSU Award
	($)	($)	($)
H.K. Desai	559,650	503,441	495,830
Jean Hu	238,784	215,761	211,905
Robert B. Crawford	238,784	215,761	211,905
Simon Biddiscombe	746,200	671,255	662,030
Perry M. Mulligan	238,784	215,761	211,905

In determining the annual equity grants each year, the Compensation Committee reviews equity award market data presented by its compensation consultant and had historically targeted grants for named executive officers at the 65th percentile of our market. The Compensation Committee then places each named executive officer into a tier based on their role and/or scope of responsibility and establishes an equity dollar amount for each tier. Named executive officers within each tier typically receive equity awards with the same dollar amount. The dollar amount is then allocated among time-based RSUs, performance RSUs and options in approximately equal dollar amounts. During fiscal year 2013, the Compensation Committee approved a change in our compensation philosophy so that, commencing with fiscal year 2013, the value of equity awards granted to our executives was intended to move towards the median for the market (with compensation for fiscal year 2013 being targeted at the 60th percentile). In May 2013, the Compensation Committee revised its equity compensation philosophy for senior level executives to (i) target the 50th percentile of market for equity compensation awards and (ii) change the allocation of equity awards to increase the percentage of performance RSUs to 40% of the total award.

The fiscal year 2013 performance RSU awards contained two performance components: relative total shareholder return and non-GAAP operating margin. For these purposes, non-GAAP operating margin is computed as non-GAAP operating income as a percentage of net revenue. Non-GAAP operating income is calculated as the Company's operating income as determined under generally accepted accounting principles, as adjusted to exclude certain items such as stock-based compensation expense and amortization of acquisition-related intangible assets. We believe that excluding these items is appropriate as they are not indicative of the Company's on-going core operating performance. The total shareholder return component was measured by comparing the total shareholder return during fiscal year 2013 for the Company against the total shareholder return for the fiscal year 2012 peer group of companies. The operating margin component was measured by calculating the Company's non-GAAP operating margin for fiscal year 2013 and comparing that operating margin to the target non-GAAP operating margin established when the plan was adopted. In the calculation, the total shareholder return component was weighted at 40% and the operating margin component was weighted at 60%. The plan provided a target level of performance for each component at which 100% of the performance RSUs could be earned, and for performance levels below or above target lower or higher percentages of performance RSUs could be earned (subject to minimum performance thresholds and a 150% maximum multiplier). Under the fiscal year 2013 performance RSU awards, (a) the target non-GAAP operating margin was 25.6% with a non-GAAP operating margin threshold of 22.8% and maximum payout at 27.6% of non-GAAP operating margin or more and (b) performance under the total shareholder return criteria was calculated by determining the total shareholder return of the Company and comparing that to the total shareholder return of the peer group and determining the Company's percentile ranking within the peer group. The performance criteria established included five percentile ranges with each range assigned a performance RSU multiplier. The lowest percentile range was subject to a 10th percentile threshold. For example, for total shareholder return compared to the peer group between the 41st and 60th percentile, performance RSUs would be earned at target (100%) and for total shareholder return compared to the peer group between the 76th and 100th percentile, performance RSUs would be earned at the maximum of 150%.

In May 2013, the Compensation Committee calculated the achievement levels under the performance objectives established for the performance RSUs (originally granted in May 2012), determined that the Company's total shareholder return was at the 14th percentile relative to the peer companies and the Company's non-GAAP operating margin was 18.4%, and based on that calculation the named executive officers were credited with 20% of the performance RSUs originally granted, with the remaining 80% of the units being forfeited.

As described in the 2012 proxy statement, the Compensation Committee approved grants of performance RSUs in May 2011 that would be eligible to vest based on individual performance during fiscal year 2012. The Compensation Committee reviewed the achievement levels of the named executive officers in May 2012 under the performance objectives established for these RSUs, and based on that review the named executive officers were credited with between 90% and 100% of the performance RSUs subject to the grant. Although we considered these awards to be part of the executives' annual equity grants for fiscal year 2012, under applicable accounting rules, these awards were not treated as "granted" until May 2012 when the Compensation Committee evaluated performance and determined the number of RSUs that would be credited based on the performance achieved. Under SEC proxy statement rules, these awards are considered to be compensation for fiscal year 2013 (the fiscal year in which they were "granted" for accounting purposes) and are reported in the Summary Compensation Table and other equity award tables below as fiscal year 2013 compensation.

Mix of Pay for Fiscal Year 2013

As noted above, we believe that a significant portion of our executives' compensation should consist of equity awards to further align the interests of our executives with those of our stockholders. For fiscal year 2013, the mix between base salary, annual cash incentive, and equity awards for our named executive officers was as follows:

Compensation Element	Primary Objectives	Approximate Relative Weight(1)
Base salary	Attract and retain high-performing and experienced executives	25%
Annual cash incentive	Motivate executives to achieve pre-established short-term performance objectives	11%
Equity awards	Align executives with stockholder interest to increase long-term value and retain executives	64%

(1) Relative weight is fiscal year 2013 average for named executive officers. These figures represent the average percentage of the named executive officers' actual compensation (excluding benefits and perquisites) delivered for each component. Annual cash incentives are based on actual incentive payments for fiscal year 2013. Equity award values are based on the grant-date fair values of the equity awards granted in fiscal year 2013 as reflected in the Summary Compensation Table (excluding the May 2011 performance RSUs that are included as fiscal year 2013 compensation in the Summary Compensation Table but were granted in fiscal year 2012).

Benefits and Perquisites

Other than our 401(k) plan, we do not provide pension arrangements or post-retirement health coverage for our named executive officers or employees. In general, our named executive officer benefit programs are the same as those available to all employees, with the exception of our executive physical program (which provides for an annual physical exam for each named executive officer paid for by the Company). The Company pays the regular monthly membership dues at a country club used by Mr. Desai, which is primarily used for business purposes. The Company paid the regular monthly membership dues at a country club used by Mr. Biddiscombe, which was used primarily for business purposes. The benefits provided to each named executive officer in fiscal year 2013 are reported in the Summary Compensation Table below in accordance with the rules of the Securities and Exchange Commission.

Post-Employment Obligations

The Company has entered into change in control severance agreements with certain executive officers. These agreements provide severance benefits to these executives should their employment with us terminate in certain circumstances in connection with a change in control of the Company.

Should the possibility of a change in control of the Company arise, the Compensation Committee believes that certain executives may be called upon to assess the potential transaction, advise the Board of Directors as to whether the transaction would be in the best interests of the Company and its stockholders and take such other actions as the Board might determine to be appropriate in addition to their regular duties. The Company believes that it is imperative that the Company and the Board be able to rely upon these executives to continue in their positions and carry out their duties without concern that they might be distracted by the personal uncertainties and risks created by the possibility of a change in control.

As described in more detail below under "Potential Payments Upon Termination or Change in Control," the severance benefits under these agreements will be paid only if the executive's employment is terminated by the Company without cause or by the executive with good reason during the period beginning six months before and ending 24 months after a change in control. These types of agreements are often referred to as "double trigger" agreements since both a change in control and a termination of employment must occur before any payment is due. The Company believes that it is appropriate, and serves the purpose of these agreements, to extend the protections provided by these benefits to employment terminations that occur a short time before a change in control, and/or occur as a result of materially adverse changes to the terms of the executive's employment with the Company after a change in control.

These agreements do not entitle the executive to any tax gross-up payments from the Company. Instead, should any benefits payable to the executive in connection with a change in control of the Company be subject to the excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code, the executive will be entitled to either payment of the benefits in full (but no gross-up payment) or a reduction in the benefits to the extent necessary to avoid triggering the excise tax, whichever would result in the executive receiving the greater benefit on an after-tax basis.

In connection with Mr. Desai's transitioning from Chief Executive Officer to Executive Chairman in November 2010, the Company entered into an employment agreement with him that expires November 15, 2013. Under his employment agreement, Mr. Desai will be entitled to a severance benefit if his employment with the Company during the term of the agreement is terminated by the Company without cause or by Mr. Desai for good reason. Under the terms of the employment agreement, Mr. Desai cannot receive severance payments under both the employment agreement and the change in control severance agreement. In the event that Mr. Desai's termination qualifies for severance benefits under both agreements, Mr. Desai will receive only the severance payment detailed in the change in control severance agreement. The Compensation Committee believes that the negotiated severance arrangement is appropriate in exchange for Mr. Desai's commitment to the Company to provide transition services under the terms of his employment agreement.

During fiscal year 2013, the Company amended the agreements described above to make certain technical changes in light of applicable tax laws. These amendments did not increase the intended benefits to the executives under these agreements.

Other Compensation Considerations

Equity Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines to further align the interests of the Company's named executive officers and directors with the interests of its stockholders. In May 2012, the Committee approved revised stock ownership guidelines to increase the number of shares required to be owned by named executive officers and non-employee directors. Under the revised stock ownership guidelines, our Chief Executive Officer is to accumulate three times his or her annual base salary in Company stock, other named executive officers are to accumulate one times their annual base salary in Company stock and non-employee directors are to accumulate three times their annual board retainer in Company stock, in each case over a five-year period. Please see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines" above for more information.

Clawback Policy

The Company maintains a clawback policy that enables the Company to recoup payments under the annual cash incentive plan to the extent that payments were based on incorrect financial results that require a restatement of the Company's financial statements from senior level employees whose fraud or misconduct was a material contributing factor to the financial restatement.

Tax Considerations

Federal income tax law prohibits the Company from deducting compensation paid to certain of our executive officers that exceeds $1 million during the tax year unless it is based on achieving pre-established performance measures that are set by the Compensation Committee pursuant to a plan approved by the Company's stockholders ("performance-based compensation").

While the Compensation Committee considers the deductibility of compensation paid to its named executive officers, the Compensation Committee retains the flexibility necessary to provide total compensation in line with competitive practice, our compensation philosophy, and the interests of stockholders. We therefore may pay compensation to our named executive officers that may not be deductible for federal income tax purposes. The stock options and performance RSUs granted under our stock plan are intended to meet the criteria for performance-based compensation; however, time-based RSUs that are subject only to time-based vesting requirements generally do not satisfy those requirements.

For fiscal year 2013, we believe that Messrs. Biddiscombe and Desai were our only named executive officers whose compensation exceeded the deductibility limit of federal income tax laws.

Fiscal Year 2014 Compensation Updates

In May 2013, the Compensation Committee made several decisions with respect to executive compensation for fiscal year 2014. The committee decided not to grant any fiscal year 2014 base salary increases to the senior management team (which included the Executive Chairman, the Chief Executive Officer and the officers reporting to the Chief Executive Officer). The committee also revised the equity compensation plan for the senior management team (i) to target equity compensation at the median of the market; (ii) to grant 40% of equity compensation in the form of performance RSUs; and (iii) to implement a fiscal year 2014 performance RSU plan that measures the Company's total shareholder return over a two-year period against the total shareholder return of the NASDAQ Composite Index for the comparable period.

On May 17, 2013, the Company accepted the resignation of its President and Chief Executive Officer, Simon Biddiscombe. In connection with the resignation Mr. Biddiscombe entered into a General Release Agreement with the Company (the "Release Agreement"). Under the Release Agreement, Mr. Biddiscombe received a separation payment of one year's annual salary, payment of his earned fiscal year 2013 bonus, and accelerated vesting of unvested RSUs granted by the Company that were otherwise scheduled to vest on or before May 31, 2014; provided that in the case of performance RSUs only the earned and unvested portion of the award was accelerated. Upon termination of his employment Mr. Biddiscombe also became entitled to payments to cover the cost of COBRA premiums for him and his dependents through May 31, 2014. The separation package provided in connection with the Release Agreement was determined by the Compensation Committee in consultation with its compensation consultant to be consistent with the market. For additional discussion on the Release Agreement, see the section entitled "Potential Payments Upon Termination or Change in Control — *Severance Agreements*" below.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the four non-employee directors named at the end of this report, each of whom is independent as defined by The NASDAQ Stock Market listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement.

The Compensation Committee

Kathryn B. Lewis, Chair
Balakrishnan S. Iyer
Christine King
William M. Zeitler

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of fiscal year 2013, except for Ms. King, who was appointed to the Compensation Committee in May 2013. No member of the Compensation Committee is or has been an executive officer of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has or had one or more executive officers who served as a director or member of the Compensation Committee during the fiscal year ended March 31, 2013.

SUMMARY COMPENSATION TABLE — FISCAL YEARS 2011, 2012 AND 2013

The following table presents information regarding compensation earned by or paid to our "named executive officers" for our fiscal years 2011, 2012 and 2013. The position set forth in the table for each person is his current position with us unless otherwise indicated.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
H.K. Desai, Executive Chairman	2013	530,005	—	1,493,716	559,650	282,500	—	30,916(4)	2,896,787
	2012	530,005	—	559,912	636,300	416,000	—	27,429	2,169,646
	2011	648,081	85,000	742,560	1,615,680	500,732	—	28,148	3,620,201
Jean Hu, Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer	2013	347,936	—	496,916	238,784	137,000	—	3,805	1,224,441
	2012	327,117	30,000	232,830	693,960	177,400	—	1,501	1,462,808
Robert B. Crawford, Senior Vice President, Worldwide Sales	2013	309,466	—	489,991	238,784	116,600	—	3,323	1,158,164
	2012	263,094	25,000	211,320	579,981	143,000	—	223,934	1,446,329
Simon Biddiscombe, Former President and Chief Executive Officer*	2013	604,067	—	1,992,545	746,200	294,261	—	15,702(5)	3,652,775
	2012	573,663	—	747,592	848,400	440,000	—	2,429	2,612,084
	2011	431,365	85,000	655,623	1,288,640	256,278	—	3,104	2,720,010
Perry M. Mulligan, Former Senior Vice President, Worldwide Operations**	2013	345,888	—	618,380	238,784	133,400	—	4,637	1,341,089
	2012	335,254	—	239,292	271,488	182,000	—	2,780	1,030,814
	2011	327,806	—	235,620	508,640	158,000	—	3,161	1,233,227

* Mr. Biddiscombe resigned effective May 17, 2013.

** Mr. Mulligan's last day of employment was June 4, 2013.

(1) The amounts reported in Columns (e) and (f) of the table above for fiscal year 2013 reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our named executive officers during fiscal year 2013. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in Columns (e) and (f), please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation — *Stock-Based Compensation Expense*" on page 59 of our Annual Report on Form 10-K for fiscal year 2013 filed with the SEC on May 23, 2013.

(2) As described in the Compensation Discussion and Analysis above, the Compensation Committee granted RSU awards that were subject to performance-based vesting requirements to each of the named executive officers in May 2011 and in May 2012. Under applicable accounting rules, the accounting grant date fair value of performance-based awards is generally determined when the corresponding performance goals are set. Because the Compensation Committee retained discretion as to the performance goals that would apply to the May 2011 awards, the grant date fair value of these awards was not determined for accounting purposes until May 2012 when the Compensation Committee determined the vesting of the awards. By contrast, the specific performance goals applicable to the May 2012 awards were established by the Compensation Committee at the time the awards were granted, and the grant date fair value of these awards was determined for accounting purposes in May 2012. Under applicable SEC rules, each of these awards is required to be treated as compensation for the fiscal year in which the grant date for accounting purposes occurs. Accordingly, each of these awards is reported as compensation for fiscal year 2013 in the table above, as well as in the Grants of Plan-Based Awards in Fiscal Year 2013 Table below. The amounts reported in the "Stock Awards" column of the table above include the grant date fair value of these performance-based awards granted in May 2012 based on the probable outcome (determined as of the grant date in accordance with applicable accounting rules) of the performance-based conditions applicable to the awards. These award

values are also reported in the Grants of Plan-Based Awards in Fiscal Year 2013 table below. If one assumes that the highest level of performance conditions is achieved, the grant date fair value for these awards would be as follows: H.K. Desai — $651,775; Jean Hu — $279,332; Rob Crawford — $279,332; Simon Biddiscombe — $869,033; and Perry Mulligan — $279,332.

(3) This column includes life insurance premiums and contributions to the QLogic Corporation Retirement Savings Plan (401(k) Plan) paid by QLogic with respect to the named executive officer, and for fiscal year 2013, includes: (a) life insurance premiums paid by QLogic in the amount of $6,858 for Mr. Desai, $634 for Ms. Hu, $529 for Mr. Crawford, $810 for Mr. Biddiscombe and $1,501 for Mr. Mulligan; and (b) 401(k) Plan contributions by QLogic in the amount of $3,804 for Mr. Desai, $3,171 for Ms. Hu, $2,794 for Mr. Crawford, $4,650 for Mr. Biddiscombe and $3,136 for Mr. Mulligan.

(4) In addition to the amounts identified in footnote (3) above, this amount includes the following benefits provided to Mr. Desai by the Company for fiscal year 2013: (i) payment for an executive physical in an amount of $1,174, and (ii) payment of membership dues in an amount of $19,080.

(5) In addition to the amounts identified in footnote (3) above, this amount includes the following benefits provided to Mr. Biddiscombe by the Company for fiscal year 2013: (i) payment for an executive physical in an amount of $1,464, and (ii) payment of membership dues in an amount of $8,778.

Compensation of Named Executive Officers

The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for fiscal year 2013. The Summary Compensation Table includes fiscal year 2011 and 2012 information for those named executive officers who were also named executive officers in fiscal years 2011 or 2012. The primary elements of each named executive officer's total compensation reported in the table are base salary, an annual cash incentive, and long-term equity incentives consisting of RSU awards and stock options. Named executive officers also received the other benefits listed in the "All Other Compensation" column of the Summary Compensation Table, as further described in footnotes (3), (4) and (5) to the table. We do not have employment agreements with our named executive officers, except for Mr. Desai. Details of Mr. Desai's employment agreement are described below under "Employment Agreements."

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The "Grants of Plan-Based Awards in Fiscal Year 2013" table below, and the accompanying description of the material terms of the RSU awards and stock options granted in fiscal year 2013, provide information regarding the equity incentives awarded to our named executive officers in fiscal year 2013. The "Outstanding Equity Awards at End of Fiscal Year 2013" and "Option Exercises and Stock Vested — Fiscal Year 2013" tables below provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards.

Employment Agreements

In October 2010, QLogic entered into an employment agreement with Mr. Desai in connection with his transition from President and Chief Executive Officer to Executive Chairman. The agreement provides for a three-year term beginning November 15, 2010 and for Mr. Desai to receive a base salary and an annual incentive bonus as determined by the Compensation Committee. The initial annual base salary rate for Mr. Desai under the agreement is $530,000, and his annual target bonus is 100% of his annual base salary. Mr. Desai is eligible for annual equity awards consistent with the Compensation Committee's policies on annual equity awards for executive-level employees. Mr. Desai is also entitled to participate in the Company's benefit plans made available to the Company's executive-level employees generally. Provisions of Mr. Desai's agreement relating to post-termination employment benefits are discussed below under "Potential Payments Upon Termination or Change in Control."

Grants of Plan-Based Awards in Fiscal Year 2013

The following table sets forth information regarding the plan-based awards that we granted during fiscal year 2013 to each of our named executive officers.

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
H.K. Desai	N/A	—	530,005	795,007	—	—	—	—	—	—	—
	5/24/2012	—	—	—	—	—	—	—	105,000	13.85	559,650
	5/24/2012(2)	—	—	—	—	—	—	35,700	—	—	494,445
	5/24/2012	—	—	—	—	—	—	35,800	—	—	495,830
	5/24/2012(3)	—	—	—	7,140	14,280	21,420	—	—	—	206,774
	5/24/2012(3)	—	—	—	10,710	21,420	32,130	—	—	—	296,667
Jean Hu	N/A	—	226,159	339,238	—	—	—	—	—	—	—
	5/24/2012	—	—	—	—	—	—	—	44,800	13.85	238,784
	5/24/2012(2)	—	—	—	—	—	—	5,000	—	—	69,250
	5/24/2012	—	—	—	—	—	—	15,300	—	—	211,905
	5/24/2012(3)	—	—	—	3,060	6,120	9,180	—	—	—	88,618
	5/24/2012(3)	—	—	—	4,590	9,180	13,770	—	—	—	127,143
Robert B. Crawford	N/A	—	201,153	301,729	—	—	—	—	—	—	—
	5/24/2012	—	—	—	—	—	—	—	44,800	13.85	238,784
	5/24/2012(2)	—	—	—	—	—	—	4,500	—	—	62,325
	5/24/2012	—	—	—	—	—	—	15,300	—	—	211,905
	5/24/2012(3)	—	—	—	3,060	6,120	9,180	—	—	—	88,618
	5/24/2012(3)	—	—	—	4,590	9,180	13,770	—	—	—	127,143
Simon Biddiscombe	N/A	—	604,067	906,100	—	—	—	—	—	—	—
	5/24/2012	—	—	—	—	—	—	—	140,000	13.85	746,200
	5/24/2012(2)	—	—	—	—	—	—	47,600	—	—	659,260
	5/24/2012	—	—	—	—	—	—	47,800	—	—	662,030
	5/24/2012(3)	—	—	—	9,520	19,040	28,560	—	—	—	275,699
	5/24/2012(3)	—	—	—	14,280	28,560	42,840	—	—	—	395,556
Perry M. Mulligan	N/A	—	224,827	337,241	—	—	—	—	—	—	—
	5/24/2012	—	—	—	—	—	—	—	44,800	13.85	238,784
	5/24/2012(2)	—	—	—	—	—	—	13,770	—	—	190,714
	5/24/2012	—	—	—	—	—	—	15,300	—	—	211,905
	5/24/2012(3)	—	—	—	3,060	6,120	9,180	—	—	—	88,618
	5/24/2012(3)	—	—	—	4,590	9,180	13,770	—	—	—	127,143

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements. For the assumptions and methodologies used to value the awards reported in Column (l), please see footnote (1) to the Summary Compensation Table.

(2) These RSU awards were subject to performance-based vesting requirements and were granted by the Compensation Committee in May 2011. Because the Compensation Committee retained discretion as to the performance goals that would apply to the May 2011 awards, the grant date fair value of these awards was not determined for accounting purposes until May 2012 when the Compensation Committee determined the vesting of the awards. Under applicable SEC rules, these awards are required to be treated as compensation for the fiscal year in which the grant date for accounting purposes occurs. Accordingly, these awards are reported as compensation for fiscal year 2013 in this Grants of Plan-Based Awards in Fiscal Year 2013 table, as well as in the Summary Compensation Table above.

(3) These RSU awards were subject to performance-based vesting requirements and were granted by the Compensation Committee in May 2012. The specific performance goals applicable to the May 2012 awards were

established by the Compensation Committee at the time the awards were granted, and the grant date fair value of these awards was determined for accounting purposes in May 2012. Under applicable SEC rules, these awards are required to be treated as compensation for the fiscal year in which the grant date for accounting purposes occurs. Accordingly, these awards are reported as compensation for fiscal year 2013 in this Grants of Plan-Based Awards in Fiscal Year 2013 table, as well as in the Summary Compensation Table above, based on the probable outcome (as determined under applicable accounting rules) of the performance conditions applicable to the awards.

Description of Plan-Based Awards

Each of the equity awards reported in the "Grants of Plan-Based Awards in Fiscal Year 2013" table above was granted under, and is subject to, the terms of the 2005 Plan. The material terms of the non-equity incentive plan awards reported in the table are described in the "Compensation Discussion and Analysis" above.

Our Compensation Committee administers the 2005 Plan. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan document, are not made for value.

If a change in control of the Company occurs (as determined under the 2005 Plan), each named executive officer's outstanding awards granted under the plan will generally only become fully vested if (i) the Company dissolves or does not survive as a public company after the change in control transaction and (ii) the Compensation Committee does not provide for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be canceled in exchange for the right to receive a cash payment in connection with the change in control transaction. In addition, each of our named executive officers may be entitled to accelerated vesting of their outstanding equity-based awards upon a termination of employment in connection with a change in control of QLogic. The terms of this accelerated vesting are described below under "Potential Payments Upon Termination or Change in Control."

Options

Each option reported in Column (j) of the "Grants of Plan-Based Awards in Fiscal Year 2013" table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. Each of these options is subject to a four-year vesting schedule, with 25% vesting on the first anniversary of the grant date, and 6.25% vesting every three months thereafter for the remaining three years, in each case subject to the named executive officer's continued employment with the Company through the vesting date.

Once vested, each option granted to our named executive officers under the 2005 Plan will generally remain exercisable until its normal expiration date. Each of the options granted under the 2005 Plan to our named executive officers in fiscal year 2013 has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer's employment. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of the option will immediately cancel upon a termination of the named executive officer's employment. The named executive officer will generally have three months to exercise the vested portion of the option following a termination of his employment. This period is extended to twelve months if the termination is a result of the named executive officer's death or disability. For any termination by QLogic for cause, the option (whether vested or not) will cancel on the date of termination.

RSUs

Each RSU award reported in Columns (g) and (i) of the "Grants of Plan-Based Awards in Fiscal Year 2013" table above was granted to our named executive officers under the 2005 Plan and is subject to a four-year vesting schedule, with 25% of the total number of RSUs vesting on each of the first, second, third and fourth anniversaries of the award date, in each case subject to the named executive officer's continued employment with the Company through the vesting date.

Upon vesting, QLogic will deliver to the named executive officer a number of shares of common stock equal to the number of RSUs subject to the award that have vested on the applicable vesting date, less any shares of common stock that may be withheld to satisfy the related minimum tax withholding obligations. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of any RSU award will immediately terminate upon a termination of the named executive officer's employment.

Performance RSUs

As described in the Compensation Discussion and Analysis above, the Compensation Committee granted RSU awards that were subject to performance-based vesting requirements to each of the named executive officers in May 2011 and in May 2012. Under applicable accounting rules, the accounting grant date fair value of performance-based awards is generally determined when the corresponding performance goals are set. Because the Compensation Committee retained discretion as to the performance goals that would apply to the May 2011 awards, the grant date fair value of these awards was not determined for accounting purposes until May 2012 when the Compensation Committee determined the vesting of the awards. By contrast, the specific performance goals applicable to the May 2012 awards were established by the Compensation Committee at the time the awards were granted, and the grant date fair value of these awards was determined for accounting purposes in May 2012. Under applicable SEC rules, each of these awards is required to be treated as compensation for the fiscal year in which the grant date for accounting purposes occurs. Accordingly, each of these awards is reported as compensation for fiscal year 2013 in the Grants of Plan-Based Awards in Fiscal Year 2013 Table above.

Outstanding Equity Awards at End of Fiscal Year 2013

The following table presents information regarding the outstanding equity awards held by each of our named executive officers at the end of fiscal year 2013, including the vesting schedules for the portions of these awards that had not vested as of that date.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)*
(a)	(b)	(c)	(d)	(e)	(f)	(g)
H.K. Desai	562,500	—	24.26	6/20/13	22,400(1)	259,840
	225,000	—	25.05	9/22/13	20,800(8)	241,280
	225,000	—	25.42	12/22/13	26,850(9)	311,460
	225,000	—	20.51	3/22/14	26,775(10)	310,590
	1	—	14.28	6/4/14	35,800(11)	415,280
	550,000	—	18.00	5/15/16	7,140(12)	82,824
	250,000	—	16.58	6/1/17		
	300,000	—	15.06	6/10/18		
	70,000	—	15.39	6/16/18		
	346,875	23,125(1)	13.96	5/21/19		
	148,500	67,500(2)	17.85	5/20/20		
	45,937	59,063(3)	15.64	5/25/21		
	—	105,000(4)	13.85	5/23/22		
Jean Hu	43,750	56,250(5)	17.91	4/24/21	9,750(13)	113,100
	—	44,800(4)	13.85	5/23/22	3,750(10)	43,500
					15,300(11)	177,480
					3,060(12)	35,496
Robert B. Crawford	37,187	47,813(6)	17.61	5/8/21	9,000(14)	104,400
	—	44,800(4)	13.85	5/23/22	3,375(10)	39,150
					15,300(11)	177,480
					3,060(12)	35,496
Simon Biddiscombe	100,000	—	16.10	4/22/18	6,050(1)	70,180
	93,750	6,250(1)	13.96	5/21/19	6,600(8)	76,560
	46,750	21,250(2)	17.85	5/20/20	11,778(15)	136,625
	62,768	48,820(7)	17.83	11/15/20	35,850(9)	415,860
	61,250	78,750(3)	15.64	5/25/21	35,700(10)	414,120
	—	140,000(4)	13.85	5/23/22	47,800(11)	554,480
					9,520(12)	110,432
Perry M. Mulligan	70,000	—	15.19	11/1/17	5,875(1)	68,150
	106,000	—	15.06	6/10/18	6,600(8)	76,560
	93,750	6,250(1)	13.96	5/21/19	11,475(9)	133,110
	46,750	21,250(2)	17.85	5/20/20	10,328(10)	119,805
	19,600	25,200(3)	15.64	5/25/21	15,300(11)	177,480
	—	44,800(4)	13.85	5/23/22	3,060(12)	35,496

* The dollar amounts shown in Column (g) are determined by multiplying (x) the number of shares or units reported in Column (f) by (y) $11.60 (the closing price of our Common Stock on the last trading day of fiscal year 2013).

(1) The remaining unvested portion of these awards is scheduled to vest on May 21, 2013.

(2) The unvested portion of these awards is scheduled to vest in five quarterly installments, commencing on May 20, 2013.

(3) The unvested portion of these awards is scheduled to vest in nine quarterly installments, commencing on May 26, 2013.

(4) The unvested portion of these awards is scheduled to vest as to 25% of the award on May 24, 2013 and in twelve quarterly installments thereafter.

(5) The unvested portion of this award is scheduled to vest in nine quarterly installments, commencing on April 25, 2013.

(6) The unvested portion of this award is scheduled to vest in nine quarterly installments, commencing on May 9, 2013.

(7) The unvested portion of this award is scheduled to vest in seven quarterly installments, commencing on May 15, 2013.

(8) The unvested portion of these awards is scheduled to vest in two annual installments commencing on May 20, 2013.

(9) The unvested portion of these awards is scheduled to vest in three annual installments commencing on May 26, 2013.

(10) The unvested portion of these awards is scheduled to vest in three annual installments commencing on May 26, 2013. These RSU awards were subject to performance-based vesting requirements and were granted by the Compensation Committee on May 26, 2011. The numbers in the table above are presented after giving effect to the Compensation Committee's determination in May 2012 as to the RSUs that are eligible to vest based on the Company's performance for the applicable period.

(11) The unvested portion of these awards is scheduled to vest in four annual installments commencing on May 24, 2013.

(12) The unvested portion of these awards is scheduled to vest in four annual installments commencing on May 24, 2013. These RSU awards were subject to performance-based vesting requirements and were granted by the Compensation Committee on May 24, 2012. The numbers in the table above are presented after giving effect to the Compensation Committee's determination in May 2013 as to the RSUs that are eligible to vest based on the Company's performance for the applicable period.

(13) The unvested portion of this award is scheduled to vest in three annual installments commencing on April 25, 2013.

(14) The unvested portion of this award is scheduled to vest in three annual installments commencing on May 9, 2013.

(15) The unvested portion of this award is scheduled to vest in two annual installments commencing on November 15, 2013.

Option Exercises and Stock Vested — Fiscal Year 2013

The following table presents information regarding the exercise of stock options by named executive officers during fiscal year 2013 and the vesting during fiscal year 2013 of other stock awards previously granted to the named executive officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(2) (e)
H.K. Desai	—	—	69,425	982,785
Jean Hu	—	—	4,500	71,923
Robert B. Crawford	—	—	4,125	61,429
Simon Biddiscombe	—	—	44,089	588,917
Perry M. Mulligan	—	—	22,692	319,914

(1) The value realized upon exercise is the difference between the fair market value of QLogic's common stock at the time the stock options were exercised and the option exercise price, multiplied by the number of stock options exercised.

(2) The value realized on vesting is the closing market price of QLogic's common stock on the date that the RSUs vest (or if the markets are closed on the date that the RSUs vest, the closing market price of QLogic's common stock on the last day that the markets were open) multiplied by the number of RSUs that vest.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that may become payable to certain named executive officers in connection with a termination of their employment with QLogic or a change in control of QLogic. As prescribed by the SEC's rules, in calculating the amount of any potential payments to the named executive officer under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment and change in control of QLogic) occurred on the last business day of fiscal year 2013 and that the price per share of our common stock is equal to the closing price as of that date.

Change in Control Severance Agreements

QLogic is a party to Change in Control Severance Agreements with certain of its named executive officers (the "Change in Control Severance Agreement"). In addition, as of the end of fiscal year 2013 QLogic was a party to Change in Control Severance Agreements with Messrs. Biddiscombe and Mulligan. Mr. Biddiscombe's last day of employment with the Company was May 17, 2013, and Mr. Mulligan's last day of employment with the Company was June 4, 2013. Information regarding the Change in Control Severance Agreements of Messrs. Biddiscombe and Mulligan is provided hereunder for informational purposes only.

Under the Change in Control Severance Agreement, in the event that the Company terminates the executive's employment without cause or in the event that the executive terminates his or her employment for good reason, in either case within 6 months before or 24 months after a change in control of the Company, the executive would be entitled to receive a cash lump sum payment equal to (i) the sum of the executive's annual base salary and the greater of the executive's maximum annual cash bonus for the year in which the termination occurs or the highest annual bonus paid to the executive for any one of the three preceding fiscal years, multiplied by (ii) a specified multiplier (for Messrs. Desai and Biddiscombe, the specified multiplier is two; for Ms. Hu, the specified multiplier is one and one half; and for Messrs. Crawford and Mulligan, the specified multiplier is one). For these purposes, the terms "cause," "good reason" and "change in control" are defined in the Change in Control Severance Agreement. In addition, the Company will pay or reimburse the executive for the cost of the premiums charged to continue the executive's and his or her dependents' health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA) for up to a specified period of time following the termination (for Messrs. Desai and Biddiscombe, the specified period of time is two years; for Ms. Hu and Messrs. Crawford and Mulligan, the specified period of time is one year). Any stock option or other equity-based award granted by the Company to the executive, to the extent then outstanding and not otherwise vested, will generally become fully vested in connection with such termination from employment. The Change in Control Severance Agreement typically has a two-year term and will automatically extend for one additional year on the anniversary of the effective date of the Agreement, unless the Compensation Committee notifies the executive that the Agreement will not be extended. For Mr. Desai, the term of the Change in Control Severance Agreement continues through November 15, 2013, with automatic one-year extensions beginning November 15, 2012 and each November 15 thereafter (such that on November 15, 2012 the term of the agreement would be extended through November 15, 2014, and so on), unless the Compensation Committee notifies Mr. Desai that the agreement will not be extended.

Under the Change in Control Severance Agreement, the executive is not entitled to any tax gross-up payments from the Company. Instead, should any benefits payable to the executive in connection with a change in control of the Company be subject to the excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code of 1986, the executive will be entitled to either payment of the benefits in full (but no gross-up payment) or a reduction in the benefits to the extent necessary to avoid triggering the excise tax, whichever would result in the executive receiving the greater benefit on an after-tax basis.

The following chart presents the Company's estimate of the amount of the severance benefits to which each named executive officer would be entitled under his or her Change in Control Severance Agreement if his or her employment terminated under the circumstances described above in connection with a change in control of the Company, and assuming for purposes of this illustration that the termination of employment occurred on March 31, 2013.

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
H.K. Desai	2,120,020	33,861	1,952,570	4,106,451
Jean Hu	883,742	13,072	511,560	1,408,374
Robert B. Crawford	513,153	23,963	498,510	1,035,626
Simon Biddiscombe	2,429,238	47,592	2,219,985	4,696,815
Perry M. Mulligan	572,832	17,053	752,585	1,342,470

(1) This column reports the intrinsic value of the unvested portions of each executive's awards that would accelerate in these circumstances. For options, this value is calculated by multiplying the amount (if any) by which the closing price of the Company's common stock on March 28, 2013 ($11.60) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For RSU awards, this value is calculated by multiplying the closing price of the Company's common stock on March 28, 2013 by the number of units subject to the accelerated portion of the award.

Severance Agreements

H.K. Desai

As described above, the Company entered into a three-year employment agreement with Mr. Desai (the "Employment Agreement") beginning November 15, 2010. Under the Employment Agreement, if Mr. Desai's employment with the Company during the term of the agreement is terminated by the Company without cause or by Mr. Desai for good reason (as such terms are defined in the Employment Agreement and other than in connection with a change in control as described above), Mr. Desai would be entitled to a severance benefit equal to the greater of (1) his base salary in effect on the termination date calculated for the remainder of the period of the Employment Agreement plus his annual target bonus in effect on the termination date calculated for the remainder of the period of the Employment Agreement or (2) one times his base salary in effect on the termination date plus one times his annual target bonus in effect on the termination date. He would also be entitled to payment of a prorated bonus for the fiscal year in which the termination occurs and to payment by the Company of the cost of his COBRA premiums for continued health coverage for him and his eligible dependents for up to 12 months following the termination date. Mr. Desai's right to receive the severance benefits described above is subject to his execution of a general release of claims in favor of the Company as well as his compliance with certain non-solicitation and other restrictive covenants set forth in the Employment Agreement. Under the terms of the Employment Agreement, Mr. Desai cannot receive severance payments under both the Employment Agreement and his Change in Control Severance Agreement. In the event that Mr. Desai's termination qualifies for severance benefits under both agreements, Mr. Desai will receive only the severance payment detailed in the Change in Control Severance Agreement, as described above.

The following chart presents the Company's estimate of the amount of the severance benefits to which Mr. Desai would be entitled under the Employment Agreement if his employment terminated under the circumstances described above, and assuming for purposes of this illustration that the termination of employment occurred on March 31, 2013.

Name	Cash Severance ($)(1)	Continuation of Health Benefits ($)	Total ($)
H.K. Desai	1,060,010	17,053	1,077,063

(1) The cash severance is equal to Mr. Desai's base salary and annual target bonus in effect on March 31, 2013. Mr. Desai would have been entitled to the full amount of his bonus for the 2013 fiscal year if he were employed by us through March 31, 2013, so the pro-rata bonus provisions described above would not apply.

Simon Biddiscombe

In connection with his resignation, Mr. Biddiscombe entered into a General Release Agreement with the Company on May 17, 2013 (the "Release Agreement"). The Release Agreement had a seven-day revocation period, which resulted in an effective date for the Release Agreement of May 25, 2013. Under the Release Agreement, Mr. Biddiscombe received a separation payment of $610,500, and a payment of $294,261 for his fiscal year 2013 annual cash incentive award. He also received accelerated vesting of outstanding and unvested RSUs granted by the Company that were otherwise scheduled to vest on or before May 31, 2014 (which consisted of 94,899 RSUs). The aggregate value of the RSUs that vested upon effectiveness of the Release Agreement (based on the closing stock price on Friday, May 24, 2013) was $886,357. Pursuant to the 2005 Plan, any unvested options and RSUs held by Mr. Biddiscombe on the date of termination of his employment (after giving effect to the vesting described above) were immediately forfeited. Upon termination of his employment Mr. Biddiscombe also became entitled to payments to cover the cost of COBRA premiums for him and his dependents through May 31, 2014. QLogic estimates that the monthly cost to pay Mr. Biddiscombe's COBRA premiums will be $1,997. The Agreement also included a release by Mr. Biddiscombe of claims against the Company.

PROPOSAL NO. 2

AMENDMENT TO THE QLOGIC CORPORATION 2005 PERFORMANCE INCENTIVE PLAN

General

At the Annual Meeting, stockholders will be asked to approve an amendment to the QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), which was previously adopted by the Board of Directors, subject to stockholder approval. If stockholders approve this 2005 Plan amendment, the Performance-Based Award feature of the 2005 Plan will be extended to June 8, 2015, which is the expiration date for the 2005 Plan. We are not seeking to increase the number of shares authorized for issuance under the 2005 Plan.

Section 162(m) of the Internal Revenue Code generally limits the deductibility of executive compensation paid to our named executive officers in any one year to $1 million. An exception to this limitation applies to qualified "performance-based compensation" as defined in the U.S. Treasury regulations under Section 162(m) of the Code. This exception is referred to as the "performance-based compensation exception."

One element of the 2005 Plan is the flexibility to grant certain performance-based awards designed to satisfy the requirements for deductibility of compensation under Section 162(m). These awards are referred to as "Performance-Based Awards" and are in addition to other awards, such as stock options and stock appreciation rights, expressly authorized under the 2005 Plan which may also qualify as performance-based compensation for Section 162(m) purposes. (See "Summary Description of the 2005 Performance Incentive Plan — *Performance-Based Awards*" below.)

One of the requirements under the "performance-based compensation exception" of Section 162(m) is shareholder approval of the plan under which the awards are granted. We are required to obtain this approval for Performance-Based Awards at least every five years in order to enable us to claim an income tax deduction when we pay such awards. Stockholders last approved the Performance-Based Award feature of the 2005 Plan in August 2008.

If stockholders do not approve this proposal, the current terms of the Performance-Based Award feature under, and other terms and conditions of, the 2005 Plan will continue in effect. However, our authority to grant Performance-Based Awards under the 2005 Plan will expire as of the 2013 Annual Meeting of Stockholders and we will not be able to grant Performance-Based Awards after that date unless and until the requisite stockholder approval is obtained in accordance with the provisions of Section 162(m).

As of June 27, 2013, a total of 15,976,922 shares of our common stock were then subject to outstanding awards granted under the 2005 Plan, and 9,444,345 shares of the Company's common stock were then available for new award grants under the 2005 Plan. For all of the Company's equity incentive plans (including the 2005 Plan), as of June 27, 2013, a total of 15,372,157 shares of the Company's common stock were subject to outstanding options (with a weighted-average exercise price of $16.75 and a weighted-average remaining term of 4.75 years), and a total of 3,273,742 shares of the Company's common stock were subject to outstanding full-value awards. In each case, these numbers are calculated assuming that outstanding full-value awards subject to performance-based vesting requirements are ultimately paid out at target levels of performance. The Company's outstanding options generally may not be transferred to third parties for value and do not include dividend equivalent rights. As noted above, this proposal will not increase the number of shares authorized for issuance under the 2005 Plan.

Summary Description of the 2005 Performance Incentive Plan

The following is a summary of the principal features of the 2005 Plan, as amended by the Board. This summary, however, does not purport to be a complete description of all of the provisions of the 2005 Plan and is qualified in its entirety by the full text of the attached amended and restated 2005 Plan, which has been filed as Exhibit A to the copy of this Proxy Statement that was filed electronically with the Securities and Exchange Commission and can be reviewed on the Securities and Exchange Commission's Web site at *http://www.sec.gov*. A copy of the amended and restated version of the 2005 Plan document may also be obtained without charge by writing the Secretary of the Company at our principal executive office.

Purpose. The purpose of the 2005 Plan is to promote the success of QLogic and the interests of our stockholders by providing an additional means for us to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of QLogic. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration. Our Board of Directors or one or more committees appointed by our Board of Directors will administer the 2005 Plan. Our Board of Directors has delegated general administrative authority for the 2005 Plan to the Compensation Committee. A committee may delegate some or all of its authority with respect to the 2005 Plan to another committee of directors, and certain limited authority to grant awards to employees may be delegated to one or more of our officers. (The appropriate acting body, be it the Board of Directors, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this proposal as the "Administrator").

The Administrator has broad authority under the 2005 Plan with respect to award grants including, without limitation, the authority:

- to select participants and determine the type(s) of award(s) that they are to receive;
- to determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;
- to cancel, modify, or waive our rights with respect to, or modify, discontinue, suspend, or terminate, any or all outstanding awards, subject to any required consents;
- to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;
- subject to the other provisions of the 2005 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award; and
- to allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law.

No Repricing. In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2005 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award.

Eligibility. Persons eligible to receive awards under the 2005 Plan include our officers, employees, directors and certain of our consultants and advisors. Currently, 1,182 of our officers and employees (including each of the named executive officers currently employed by us) and each of our six non-employee directors are considered eligible under the 2005 Plan. A summary of the material terms of the director grant program adopted by the Board under the 2005 Plan can be found under the heading "Director Compensation — *Stock Awards*" in Proposal One above.

Authorized Shares; Limits on Awards. The maximum number of shares of our common stock that may be issued or transferred pursuant to awards under the 2005 Plan equals the sum of (i) 25,100,000 shares, plus (ii) the number of shares subject to stock option grants under the QLogic Corporation Stock Awards Plan and outstanding on August 23, 2005 (the date of the 2005 Annual Meeting) which expire, or for any reason are canceled or terminated, after August 23, 2005 without being exercised. No additional awards will be granted under the QLogic Corporation Stock Awards Plan.

Shares issued in respect of any "full-value award" granted under the 2005 Plan are currently counted against the share limit described in the preceding paragraph as 1.75 shares for every one share issued in connection with the award. For example, if 100 shares were issued as a stock bonus under the 2005 Plan, 175 shares would be charged against the share limit with respect to that award. For this purpose, a "full-value award" generally means any award granted under the 2005 Plan other than a stock option or stock appreciation right.

The following other limits are also contained in the 2005 Plan:

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the 2005 Plan is 40,000,000 shares.
- The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual under the 2005 Plan is 4,000,000 shares.
- "Performance-Based Awards" under Section 5.2 of the 2005 Plan granted to a participant in any one calendar year will not provide for payment of more than (1) in the case of awards payable only in cash and not related to shares, $5,000,000, and (2) in the case of awards related to shares (and in addition to options and stock appreciation rights which are subject to the limit referred to above), 4,000,000 shares.

To the extent that an award is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the 2005 Plan. In the event that shares are delivered in respect of a dividend equivalent right, only the number of shares delivered with respect to the award shall be counted against the share limits of the 2005 Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits with respect to such exercise.) Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2005 Plan will again be available for subsequent awards under the 2005 Plan. Shares that are exchanged by a participant or withheld by the Company to pay the exercise price of an award granted under the 2005 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award, are not available for subsequent awards under the 2005 Plan. The Company may not increase the applicable share limits of the 2005 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise). In addition, the 2005 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of QLogic through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2005 Plan.

Types of Awards. The 2005 Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units of our common stock, as well as cash bonus awards pursuant to Section 5.2 of the 2005 Plan. The 2005 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option generally may not be less than the fair market value of a share of our common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "Federal Income Tax Consequences of Awards under the 2005 Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and the 2005 Plan. Incentive stock options may only be granted to our employees.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally cannot be less than the fair market value of a share of our common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2005 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units, dividend equivalents, or similar rights to purchase or acquire shares, and cash awards granted consistent with Section 5.2 of the 2005 Plan as described in "*Performance-Based Awards*" below.

Performance-Based Awards. The Administrator may grant awards that are intended to be performance-based awards within the meaning of Section 162(m) of the Internal Revenue Code ("Performance-Based Awards"). Performance-Based Awards are in addition to any of the other types of awards that may be granted under the 2005 Plan (including options and stock appreciation rights which may also qualify as performance-based awards for Section 162(m) purposes). Performance-Based Awards may be in the form of restricted stock, performance stock, stock units, other rights, or cash bonus opportunities.

The vesting or payment of Performance-Based Awards (other than options or stock appreciation rights) will depend on the absolute or relative performance of QLogic on a consolidated, subsidiary, segment, division, or business unit basis. The Administrator will establish the criterion or criteria and target(s) on which performance will be measured. The Administrator must establish criteria and targets in advance of applicable deadlines under the Internal Revenue Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the Administrator may use for this purpose will include one or more of the following: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total shareholder return, gross revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, the fair market value of a share of our common stock, or any combination thereof. The performance measurement period with respect to an award may range from three months to ten years. Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets.

Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading *"Authorized Shares; Limits on Awards"* above). Before any Performance-Based Award (other than an option or stock appreciation right) is paid, the Administrator must certify that the performance target or targets have been satisfied. The Administrator has discretion to determine the performance target or targets and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

Deferrals. The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Acceleration of Awards; Possible Early Termination of Awards. Generally, and subject to limited exceptions set forth in the 2005 Plan, if any person acquires more than 30% of the outstanding common stock or combined voting power of QLogic, if certain changes in a majority of our Board of Directors occur over a period of not longer than two years, if stockholders prior to a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction do not continue to own more than 50% of the voting securities of QLogic (or a successor or a parent) following such a transaction involving QLogic or any of its subsidiaries, if a sale or other disposition of all or substantially all of our assets or the acquisition of assets or stock of another entity by QLogic or any of its subsidiaries occurs, or if QLogic is dissolved or liquidated, then awards then-outstanding under the 2005 Plan may become fully vested or paid, as applicable, and may terminate or be terminated in such circumstances. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2005 Plan.

Transfer Restrictions. Subject to certain exceptions contained in Section 5.7 of the 2005 Plan, awards under the 2005 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient's family members).

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2005 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority. The 2005 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

Termination of or Changes to the 2005 Plan. The Board of Directors may amend or terminate the 2005 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under Sections 162, 422 or 424 of the Internal Revenue Code to preserve the intended tax consequences of the 2005 Plan. For example, stockholder approval will be required for any amendment that proposes to increase the maximum number of shares that may be delivered with respect to awards granted under the 2005 Plan. (Adjustments as a result of stock splits or similar events will not, however, be considered an amendment requiring stockholder approval.) Unless terminated earlier by the Board of Directors, the authority to grant new awards under the 2005 Plan will terminate on June 8, 2015. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Federal Income Tax Consequences of Awards under the 2005 Plan

The U.S. federal income tax consequences of the 2005 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2005 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

With respect to nonqualified stock options, we are generally entitled to deduct, and the participant recognizes, taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2005 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2005 Plan in connection with a "change in control" (as this term is used under the Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, we may not be permitted in certain circumstances to deduct the aggregate compensation in excess of $1 million attributable to awards that are not "performance-based" within the meaning of Section 162(m) of the Internal Revenue Code.

Specific Benefits under the 2005 Performance Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the proposed amendment to the 2005 Plan. The Company is not currently considering any other specific award grants under the 2005 Plan. If the proposed amendment to the 2005 Plan had been in effect in fiscal year 2013, the Company expects that its award grants for fiscal year 2013 would not have been substantially different from those actually made in that year under the 2005 Plan. For information regarding stock-based awards granted to the Company's named executive officers during fiscal year 2013, see the "Grants of Plan-Based Awards in Fiscal Year 2013" table above.

The closing market price for a share of the Company's common stock as of June 27, 2013 was $9.59 per share, and the Company's total number of outstanding shares of common stock on that date was 88,424,387.

Aggregate Past Grants Under the 2005 Plan

As of June 27, 2013, awards covering 35,138,346 shares of our common stock had been granted under the 2005 Plan, which includes 436,371 shares related to certain performance-based awards issued in connection with our previous acquisitions. The following table shows information regarding the distribution of those awards, excluding the performance-based awards, among the persons and groups identified below, option exercises and RSU vesting prior to and option and unvested RSU holdings as of that date.

	Stock Options				Restricted Stock Units		
			Number of Shares Underlying Options as of June 27, 2013				
Name and Position	Number of Shares Subject to Past Option Grants	Number of Shares Acquired on Exercise	Exercisable	Unexercisable	Number of RSUs Subject to Past Grants	Number of RSUs Vested as of June 27, 2013	Number of RSUs Outstanding and Unvested as of June 27, 2013
Executive Group:							
H.K. Desai Chairman of the Board and Executive Chairman	2,191,000	225,000	1,780,750	185,250	658,700	437,285	192,855
Jean Hu Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer	144,800	—	61,200	83,600	117,900	13,590	92,070
Robert B. Crawford Senior Vice President, Worldwide Sales	129,800	—	53,700	76,100	79,900	12,840	54,320
Simon Biddiscombe Former President and Chief Executive Officer	659,588	—	371,492	—	271,756	175,277	—
Perry M. Mulligan Former Senior Vice President, Worldwide Operations	433,600	—	360,600	—	122,900	77,525	—
All current Executive Officers, as a Group (4 persons):	2,900,400	287,500	2,206,050	406,850	1,012,700	547,855	397,185
Non-Executive Director Group:							
Balakrishnan S. Iyer	126,657	—	119,254	7,403	22,631	16,000	6,631
Christine King	24,814	—	—	24,814	9,443	—	9,443
Kathryn B. Lewis	104,657	—	97,254	7,403	16,631	10,000	6,631
D. Scott Mercer	63,071	—	41,787	21,284	9,631	3,000	6,631
George D. Wells	126,657	—	119,254	7,403	22,631	16,000	6,631
William M. Zeitler	63,071	—	41,787	21,284	9,631	3,000	6,631
Total for Non-Executive Director Group:	508,927	—	419,336	89,591	90,598	48,000	42,598
Each other person who has received 5% or more of the options, warrants or rights under the 2005 Plan	N/A	N/A	N/A	N/A	N/A	N/A	N/A
All employees, including all current officers who are not executive officers or directors, as a group	21,185,384	3,568,657	8,161,695	1,419,658	9,003,966	4,469,017	2,833,959
Total	24,594,711	3,856,157	10,787,081	1,916,099	10,107,264	5,064,872	3,273,742

Mr. Desai and each of the non-executive directors identified above is a nominee for re-election as a director at the 2013 Annual Meeting.

Equity Compensation Plan Information

For more information on our equity compensation plans, please see "Equity Compensation Plan Information" on pages 54-55 below.

Vote Required for Approval of the Amendment to the 2005 Performance Incentive Plan

The Board of Directors believes that the approval of the amendment to the 2005 Plan will promote the interests of QLogic and its stockholders and will help us continue to be able to attract, retain and reward persons important to our success.

All members of the Board of Directors and all of the Company's executive officers are eligible for awards under the 2005 Plan and thus have a personal interest in the 2005 Plan.

Approval of the amendment to the 2005 Plan requires the affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 2005 PERFORMANCE INCENTIVE PLAN AS DESCRIBED ABOVE AND SET FORTH IN THE AMENDED AND RESTATED QLOGIC CORPORATION 2005 PERFORMANCE INCENTIVE PLAN (WHICH IS AVAILABLE AS DESCRIBED IN THE FIRST PARAGRAPH UNDER "SUMMARY DESCRIPTION OF THE 2005 PERFORMANCE INCENTIVE PLAN" ABOVE).

PROPOSAL NO. 3

AMENDMENTS TO THE QLOGIC CORPORATION 1998 EMPLOYEE STOCK PURCHASE PLAN

We are asking you to approve certain amendments to our 1998 Employee Stock Purchase Plan, as amended (the "ESPP"). On February 7, 2013 and May 23, 2013, the Board approved changes to the ESPP that reflect, among other things, the following amendments which are subject to stockholder approval of this proposal:

- *Increase in Aggregate Share Limit.* The amended and restated version of the ESPP would increase the number of shares of our common stock available for issuance under the ESPP by an additional 3,000,000 shares.
- *Extension of the Plan Term.* The amended and restated version of the ESPP would extend the term of the plan until May 23, 2023.

The Board of Directors believes these amendments are necessary to help ensure a sufficient reserve of common stock remains available for issuance under the ESPP to allow us to continue to utilize equity incentives to attract and retain the services of key individuals essential to our long-term growth and financial success. If stockholders do not approve the ESPP proposal, the existing share limit for the ESPP will remain in effect, and the ESPP will terminate on December 31, 2018.

Summary Description of the 1998 Employee Stock Purchase Plan

The following is a summary of the principal features of the ESPP, as amended by the Board through May 23, 2013. This summary, however, does not purport to be a complete description of all of the provisions of the ESPP and is qualified in its entirety by the full text of the attached amended and restated ESPP, which has been filed as Exhibit B to the copy of this Proxy Statement that was filed electronically with the Securities and Exchange Commission and can be reviewed on the Securities and Exchange Commission's Web site at *http://www.sec.gov*. A copy of the amended and restated version of the ESPP document may also be obtained without charge by writing the Secretary of the Company at our principal executive office.

Overview. The ESPP was initially established on April 9, 1998 and was approved by our stockholders on August 27, 1998. The ESPP was amended and restated in its entirety, most recently on May 23, 2013. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. It provides each of our eligible employees with an opportunity to purchase shares of common stock through accumulated payroll deductions in each purchase period in which he or she participates.

Offering Periods and Purchase Dates. Shares of common stock are offered under the ESPP through a series of offering periods. When an eligible employee elects to join an offering period, he or she is granted a purchase right to acquire shares of common stock on the last day of each offering period. On the purchase date, all payroll deductions collected from the participant are automatically applied to the purchase of common stock, subject to certain limitations.

The price paid for the purchase of stock is 85% of the lower of (a) the fair market value of our common stock at the beginning of the offering period or (b) the fair market value of our common stock at the end of the offering period. On June 27, 2013, the closing price of our common stock as reported on The NASDAQ Stock Market was $9.59.

Participants in the ESPP generally may not accrue rights to purchase stock under all employee stock purchase plans (as described in Section 423 of the Internal Revenue Code) of the Company and its subsidiaries at a rate exceeding $25,000 (based on the fair market value of the stock at the beginning of the applicable offering period) for each calendar year in which the purchase right is outstanding. In addition, an employee will not be permitted to purchase more than 10,000 shares during any offering period.

Currently, a maximum of 6,000,000 shares of our common stock may be delivered pursuant to purchase rights granted under the ESPP. If stockholders approve the ESPP proposal, this share limit will be increased to 9,000,000 shares (an increase of 3,000,000 shares). This share limit is subject to customary adjustments in the case of stock splits, reorganizations, mergers and other similar unusual or extraordinary corporate events. As of June 27, 2013, 137,856 shares remained available for issuance under the ESPP, and the Company had a total of 88,424,387 shares of common stock issued and outstanding. The 3,000,000 additional shares that could be issued under the proposed increase in the ESPP share limit, plus the 137,856 shares that remained available for issuance under the ESPP as of June 27, 2013, equal approximately 3.5% of the Company's total issued and outstanding shares of common stock as of that date.

Eligibility and Participation. All persons who are employed by the Company or designated subsidiaries on a given enrollment date, including officers and employee directors, and who are customarily employed by the Company for at least 20 hours per week and more than 5 months per calendar year are eligible to participate in the ESPP. An eligible employee may become a participant by completing a stock purchase agreement authorizing payroll deductions and filing it with the Company's payroll office prior to the applicable enrollment date. Payroll deductions are generally limited to 10% of each participant's compensation, and a participant generally may elect to increase, decrease or terminate his or her contributions one time during an offering period. Participation ends automatically on termination of employment.

As of June 27, 2013, 1,176 employees, including officers and employee directors, are eligible to participate in the ESPP. No employee can participate in the ESPP if after entering the offering period, he or she would be deemed to own stock of the Company possessing more than five percent of the total combined voting power of all of the Company's outstanding stock.

Transfer Restrictions. A participant's rights with respect to purchase rights under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration, Amendment and Termination of the Plan. The ESPP is administered by the Board of Directors or by a committee appointed by the Board of Directors. Currently, the Compensation Committee administers the ESPP. The Board of Directors may at any time and for any reason terminate or amend the ESPP. Except as provided in the ESPP, no termination can affect purchase rights previously granted, nor may any amendment make any change in any purchase right already granted which adversely affects the rights of any participant. Stockholder approval may be required for certain amendments in order to comply with the federal securities or tax laws, or any other applicable law or regulation. Unless terminated sooner, the ESPP will terminate on May 23, 2023 if the proposed amendments are approved by the stockholders.

Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of the ESPP and does not attempt to describe all possible federal or other tax consequences of particular or unique circumstances. State, local and foreign tax treatment, which is also not described below, may vary from the U.S. federal income tax treatment. All eligible employees are advised to consult their own tax advisors concerning the tax implications of participating in the ESPP and of selling stock acquired under the ESPP.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP purchase rights. The Company will have no tax deduction with respect to either of those events.

The tax consequences of a disposition of shares acquired under the ESPP vary depending on the period of time such stock is held before its disposition. If a participant disposes of shares within two years after the beginning of the offering period in which the shares are acquired or within one year after the purchase date on which the shares are acquired (a "disqualifying disposition"), the participant recognizes ordinary income in the year of disposition in an amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price. Any additional gain or resulting loss recognized by the participant from the disposition of the shares will receive capital gain or loss treatment.

If the participant disposes of shares more than two years after his or her entry date into the offering period in which the shares are acquired and more than one year after the purchase date on which the shares are acquired, the participant recognizes ordinary income in the year of disposition in an amount equal to the lesser of (a) the amount by which the fair market value of the shares on the date of disposition exceeded the purchase price and

(b) the amount by which the fair market value of the shares on the first date of the offering period exceeded the purchase price. Any additional gain recognized by the participant on the disposition of the shares is a capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there is no ordinary income, and the loss recognized is a capital loss.

A capital gain or loss will generally be long-term if the participant holds the shares for more than 12 months and short-term if the participant holds the shares for 12 months or less.

If the participant disposes of the shares in a disqualifying disposition, the Company will generally be entitled to a deduction equal to the amount of ordinary income recognized by the participant as a result of the disposition, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code or the regulations thereunder. In all other cases, no deduction is allowed by the Company.

New Plan Benefits

Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the ESPP are not determinable. If the amended and restated version of the ESPP had been in effect for fiscal year 2013, we do not expect that the number of shares purchased by participants in the plan during that year would have been materially different than the number of shares purchased as set forth in the table below.

The closing market price of a share of the Company's common stock as of June 27, 2013 was $9.59 per share, and the Company's total number of issued and outstanding shares of common stock on that date was 88,424,387.

As of June 27, 2013, 5,862,144 shares of our common stock had been purchased under the ESPP. The following number of shares have been purchased by the persons and groups identified below:

Aggregate Past Purchases Under the 1998 Employee Stock Purchase Plan

Name and Position	Aggregate Number of Shares Purchased Under the Plan in Fiscal Year 2013	Aggregate Number of Shares Purchased Under the Plan in All Completed Purchase Periods
Executive Group:		
H.K. Desai Chairman of the Board and Executive Chairman	2,097	24,238
Jean Hu Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer	0	0
Robert B. Crawford Senior Vice President, Worldwide Sales	0	0
Simon Biddiscombe Former President and Chief Executive Officer	0	4,883
Perry M. Mulligan Former Senior Vice President, Worldwide Operations	1,076	1,583
All current Executive Officers, as a Group (4 persons):	2,097	26,939
Non-Executive Director Group:		
Balakrishnan S. Iyer	0	0
Christine King	0	0
Kathryn B. Lewis	0	0
D. Scott Mercer	0	0
George D. Wells	0	0
William M. Zeitler	0	0
Total for Non-Executive Director Group	0	0
All employees, including all current officers who are not executive officers or directors, as a group	738,590	5,835,205
Total	740,687	5,862,144

Mr. Desai and each of the non-executive directors identified above is a nominee for re-election as a director at the 2013 Annual Meeting. The 740,687 shares purchased under the ESPP in fiscal year 2013 equal approximately 0.8% of the Company's total issued and outstanding common stock as of June 27, 2013. As additional context, a total of 555,949 shares of our common stock were purchased under the ESPP in fiscal year 2012, and a total of 448,850 shares of our common stock were purchase under the ESPP in fiscal year 2011. The total number of shares of our common stock issued and outstanding at the end of fiscal years 2013, 2012 and 2011 were 89,960,000, 98,777,000 and 104,717,000, respectively.

Equity Compensation Plan Information

For more information on our equity compensation plans, please see "Equity Compensation Plan Information" on pages 54-55 below.

Vote Required for Approval of the Amendments to the 1998 Employee Stock Purchase Plan

The Board of Directors believes that the approval of the amendments to the ESPP will promote the interests of QLogic and its stockholders and will help us continue to be able to attract, retain and reward persons important to our success.

Members of the Board of Directors who are not employees are not eligible to participate in the ESPP. All of the Company's executive officers (including the named executive officers) are eligible to participate in the ESPP and thus have a personal interest in the approval of the amendments to the ESPP.

Approval of the amendments to the ESPP requires the affirmative vote of a majority of the common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE AMENDMENTS TO THE 1998 EMPLOYEE STOCK PURCHASE PLAN, AS DESCRIBED ABOVE AND SET FORTH IN THE AMENDED AND RESTATED QLOGIC CORPORATION 1998 EMPLOYEE STOCK PURCHASE PLAN (WHICH IS AVAILABLE AS DESCRIBED IN THE FIRST PARAGRAPH UNDER "SUMMARY DESCRIPTION OF THE 1998 EMPLOYEE STOCK PURCHASE PLAN" ABOVE).

PROPOSAL NO. 4

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Pay that reflects performance and alignment of pay with the long-term interests of our stockholders are key principles that underlie our executive compensation program. For a detailed description of the compensation we provide to our named executive officers, please see the "Compensation Discussion and Analysis" beginning on page 17 of this proxy statement and the compensation tables and narratives that follow that discussion.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), stockholders have the opportunity to vote, on an advisory basis, on the compensation of our named executive officers. This is often referred to as a "say on pay," and provides you, as a stockholder, with the ability to cast an advisory vote with respect to our fiscal year 2013 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in this proxy statement through the following resolution:

> "RESOLVED, that the stockholders approve the compensation of the named executive officers, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this proxy statement."

As an advisory vote, this proposal is not binding upon the Company, the Board of Directors or the Compensation Committee, and will not be construed as overruling a decision by, or creating or implying any additional fiduciary duty for, the Board of Directors or the Compensation Committee. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders by means of their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

The Company's current policy is to provide stockholders with an opportunity to approve the compensation of the named executive officers each year at the annual meeting of stockholders. It is expected that the next such vote will occur at the 2014 Annual Meeting of Stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION.

PROPOSAL NO. 5

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed KPMG LLP to serve as our independent registered public accounting firm for fiscal year 2014. KPMG LLP has served as our independent registered public accounting firm since our inception. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

This matter is not required to be submitted for stockholder approval, but the Board of Directors, as a matter of good corporate practice, has elected to seek ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2014 by seeking the affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2014.

If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

PRINCIPAL ACCOUNTANTS' FEES

In connection with the audit of the consolidated financial statements for the fiscal year ended March 31, 2013, QLogic entered into an engagement letter with KPMG LLP that set forth the terms by which KPMG would perform audit services for us. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages.

For the fiscal years ended March 31, 2013 and April 1, 2012, we incurred fees for services rendered by KPMG LLP in the following amounts:

	Fiscal Year 2013	Fiscal Year 2012
Audit Fees	$1,325,000	$1,420,000
Audit-Related Fees	—	—
Tax Fees	111,000	385,000
All Other Fees	—	—

Tax Fees in fiscal years 2013 and 2012 consist of tax compliance and consulting, including international tax advice.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. The policy provides that KPMG LLP is required to seek pre-approval by the Audit Committee (or a designated member of the committee) of all tax and other non-audit related services by providing a description of the services to be performed and specific fee estimates for each such service. In fiscal year 2013, all fees of KPMG LLP were pre-approved by the Audit Committee.

The Audit Committee has concluded that the performance by KPMG LLP of the above non-audit services is compatible with maintaining the independence of KPMG LLP.

AUDIT COMMITTEE REPORT

Management has primary responsibility for the Company's financial statements and financial reporting process, including the Company's system of internal accounting controls. The independent registered public accounting firm is responsible for auditing the Company's financial statements. The Audit Committee oversees the Company's financial reporting processes and systems of internal accounting controls, the independence and performance of the independent registered public accounting firm and the performance of the internal auditors.

The Audit Committee has reviewed the Company's audited consolidated financial statements and discussed such statements with management and the independent registered public accounting firm. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has discussed with the independent registered public accounting firm its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board.

The Audit Committee also received from the independent registered public accounting firm written disclosures as provided for in the requirements of the Public Company Accounting Oversight Board describing any relationships with the Company that may bear on the auditors' independence and has discussed with the independent registered public accounting firm its independence from the Company and its management. When evaluating independence, the Audit Committee considered whether the services of the independent registered public accounting firm to the Company beyond those rendered in connection with its audit and review of the Company's consolidated financial statements were compatible with maintaining its independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the independent registered public accounting firm for audit and non-audit services.

Based on the review and discussions noted above, and the report of the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 31, 2013, for filing with the Securities and Exchange Commission.

Each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market, and Messrs. Iyer, Mercer and Wells are "audit committee financial experts" as defined by rules adopted by the Securities and Exchange Commission.

The Audit Committee

Balakrishnan S. Iyer, Chair
Kathryn B. Lewis
D. Scott Mercer
George D. Wells

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

RELATED PERSON TRANSACTIONS AND PROCEDURES

Pursuant to its written charter, the Audit Committee of the Board has the responsibility to review and discuss with management and approve any transactions or courses of dealing with related parties, which includes any transaction in which (i) the amount exceeds $120,000, (ii) the Company is, was or is proposed to be a participant and (iii) such person or such person's immediate family members has, had or may have a direct or indirect material interest (a "Related Person Transaction"). During this process, Related Person Transactions are disclosed to all Board members. The Audit Committee intends to approve only those Related Person Transactions that are in the best interests of the Company and our stockholders. During fiscal year 2013, there were no transactions or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest as defined by SEC rules and regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10% of our common stock to file various reports with the SEC concerning their ownership and changes in ownership of our securities. Copies of these filings must be furnished to us. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during our fiscal year 2013, our directors, executive officers and 10% beneficial owners have complied with all Section 16(a) filing requirements.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain the following equity compensation plans:

- QLogic Corporation 2005 Performance Incentive Plan
- QLogic Corporation 1998 Employee Stock Purchase Plan
- QLogic Corporation Stock Awards Plan
- QLogic Corporation Non-Employee Director Stock Option Plan

Each of the plans identified above was approved by our stockholders. Although there are outstanding equity-based awards under the QLogic Corporation Stock Awards Plan and the QLogic Corporation Non-Employee Director Stock Option Plan, we are no longer authorized to issue new equity-based awards under either of these plans.

The following table sets forth the number of shares of our common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of March 31, 2013:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights as of March 31, 2013	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans as of March 31, 2013 (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	20,368,365(1)	$17.14(2)	9,836,641(3)
Equity compensation plans not approved by security holders	—	—	—
Total	20,368,365	$17.14	9,836,641

(1) Of these shares, 16,828,953 were subject to outstanding stock options and 3,539,412 were subject to outstanding awards of RSUs (including 288,825 performance RSUs). This number does not include options outstanding under the 1998 Employee Stock Purchase Plan, as amended (the "ESPP") for the offering period in progress on March 31, 2013 as the number of shares subject to those options is indeterminable until the end of the offering period.

(2) This calculation does not reflect options outstanding under the ESPP for the offering period in progress on March 31, 2013 as the exercise price of those options is not determinable until the end of the offering period and does not reflect the then-outstanding RSUs.

(3) Of these shares, 9,486,050 were available for additional award grants under the 2005 Plan and 350,591 were available for additional purchases under the ESPP. The shares available for awards under the 2005 Plan are, subject to certain other limits of the 2005 Plan, generally available for any type of award authorized under the 2005 Plan including stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, deferred stock awards, performance unit awards and other stock-based awards.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for action at our 2014 Annual Meeting and include it in our Proxy Statement with respect to that meeting should arrange for the proposal to be delivered to us at our principal place of business no later than March 20, 2014, which is 120 calendar days prior to the anniversary of the mailing date of this year's Proxy Statement, in order to be considered for possible inclusion in the Proxy Statement for that meeting. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of proposals in our Proxy Statement for our 2014 Annual Meeting is instead a reasonable time before we begin to print and mail the proxy materials for that meeting. Matters pertaining to such proposals, including the number and length, eligibility of persons entitled to have such proposals included, and other aspects, are regulated by the Securities Exchange Act of 1934, as amended, rules and regulations of the SEC, other laws and regulations, and our Bylaws, to which interested persons should refer. You may obtain a complete copy of our Bylaws without charge by submitting a written request to our Secretary at our principal executive office. Stockholders wishing to submit for consideration a possible board candidate should follow the procedures set forth under "Board of Directors — Committees — *The Nominating and Governance Committee.*"

If a stockholder wishes to present a proposal at our 2014 Annual Meeting and the proposal is not intended to be included in the Proxy Statement relating to such meeting, we must receive a written notice of the proposal no earlier than April 24, 2014 and no later than May 24, 2014 (provided, however, that if the 2014 Annual Meeting is held earlier than July 23, 2014 or later than October 31, 2014, notice by the stockholder must be delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company) (the "Bylaw Deadline"). The written notice must contain the additional information required by our Bylaws. If you give notice of such a proposal after the Bylaw Deadline, you may not be permitted to present the proposal to the stockholders for a vote at the meeting.

Rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our Proxy Statement with respect to discretionary voting, which is June 3, 2014 for our 2014 Annual Meeting (the "Discretionary Vote Deadline"). If you give notice of such a proposal after June 3, 2014, the proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2014 Annual Meeting. Because the Bylaw Deadline is not capable of being determined until we publicly announce the date for our 2014 Annual Meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at our 2014 Annual Meeting, and we believe that the proxy holders would be allowed to use the discretionary authority granted by the proxy card to vote against the proposal at the meeting without including any disclosure of the proposal in the Proxy Statement relating to such meeting.

ANNUAL REPORT TO STOCKHOLDERS

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2013, including our audited consolidated financial statements and financial statement schedule, was mailed or otherwise provided to our stockholders with this Proxy Statement. Upon request, we will provide you with an additional copy of our Annual Report on Form 10-K for fiscal year 2013 or this Proxy Statement. You should send your written requests to our Secretary, at QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. This Proxy Statement and the Company's Annual Report on Form 10-K for the year ended March 31, 2013 are also available at the Company's website at *http://ir.qlogic.com* and from the SEC website at *http://www.sec.gov*.

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single Proxy Statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that the broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, or if you are receiving multiple copies of the Proxy Statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company's agent, Broadridge, if you hold registered shares. You can notify Broadridge by sending a written request to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling Broadridge at (800) 542-1061.

OTHER MATTERS

We have not received notice of and do not expect any matters to be presented for a vote at the meeting, other than the proposals described in this Proxy Statement. If you grant a proxy, the person(s) named as proxy holder, or their nominee or substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason, any of our nominees for director are not available, the proxy holder will vote your proxy for such other candidate or candidates nominated by the Board of Directors.

By Order of the Board of Directors



Michael L. Hawkins
Secretary

Aliso Viejo, California
July 18, 2013

STOCKHOLDERS ARE URGED TO VOTE BY INTERNET, BY TELEPHONE OR BY SIGNING AND RETURNING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

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Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2013

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

Commission File No. 0-23298

QLogic Corporation
(Exact name of registrant as specified in its charter)

Delaware	**33-0537669**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
26650 Aliso Viejo Parkway **Aliso Viejo, California**	**92656**
(Address of principal executive offices)	*(Zip Code)*

(949) 389-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant on September 28, 2012 was $1,054,375,000 (based on the closing price for shares of the Registrant's common stock as reported by the NASDAQ Global Select Market on such date).

As of May 15, 2013, 89,042,000 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the Registrant's 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K where indicated.

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QLOGIC CORPORATION
TABLE OF CONTENTS

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PART I

Item 1. *Business*

Introduction

QLogic Corporation was organized as a Delaware corporation in 1992. Our principal executive offices are located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, and our telephone number at that location is (949) 389-6000. Our website address is www.qlogic.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendment to these reports, that we file with or furnish to the Securities and Exchange Commission (SEC) are available free of charge on our website as soon as reasonably practicable after those reports are filed with the SEC.

On February 29, 2012, we completed the sale of our InfiniBand business. As a result of this divestiture, our results of operations for this divested business are presented as discontinued operations for all periods included in this report.

Unless the context indicates otherwise, "we," "our," "us," "QLogic" and the "Company" each refer to QLogic Corporation and its subsidiaries.

All references to years refer to our fiscal years ended March 31, 2013, April 1, 2012 and April 3, 2011, as applicable, unless calendar years are specified.

Our Networking Products

We design and supply high performance network infrastructure products that provide, enhance and manage computer data communication. These products facilitate the rapid transfer of data and enable efficient resource sharing between servers, networks and storage. Our products are used in enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking.

Our products are based primarily on Fibre Channel and Ethernet technologies and are used in connection with storage networks, local area networks, and converged networks. Storage networks are used to provide data across enterprise environments. Fibre Channel is currently the dominant technology for enterprise storage networking. Local area networks, or LANs, are used to provide workstation-to-server, server-to-server, and server-to-storage connectivity using Ethernet. Converged networks are designed to address the evolving data center by consolidating and unifying various classes of connectivity and networks, such as storage area networks and LANs, using Ethernet speeds of 10Gb per second and greater. Fibre Channel over Ethernet, or FCoE, is a converged networking technology that uses an Ethernet LAN for both storage and local area data transmission, thus combining the benefits of Fibre Channel technology with the pervasiveness of Ethernet-based networks. Similarly, Internet Small Computer System Interface, or iSCSI, is an alternative to FCoE, also providing storage over Ethernet capabilities. Our converged products can operate individually as 10Gb Ethernet network products, FCoE products, iSCSI products, or in combination as multi-protocol products.

Our products are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. Our customers rely on our various networking infrastructure products to deliver solutions to information technology professionals in virtually every business sector. Our products are found primarily in server and storage subsystem solutions that are used by enterprises with critical business data requirements. The data center and business applications that drive requirements for our networking infrastructure products include:

- General business information technology requirements;
- Cloud computing, Web 2.0, data warehousing, data mining and online transaction processing;
- Media-rich environments such as film and video, broadcast, medical imaging, computer-aided design and computer-aided manufacturing; and
- Server clustering, server and storage virtualization, disaster recovery, high-speed backup, data replication and data migration.

Our products primarily consist of adapters, switches, storage routers and application-specific integrated circuits, or ASICs. Adapters reside in a server and provide for high performance connectivity of host computer servers to data and storage networks. Switches and storage routers manage the transmission and routing of data between servers and storage, as well as servers to servers. The ASICs that we sell are used in servers, storage systems and switches. ASICs used in servers in certain embedded applications are referred to as converged LAN on Motherboard, or cLOMs.

We provide Fibre Channel, iSCSI, FCoE and 10Gb Ethernet standard adapters and ASICs for rack and tower servers, as well as custom mezzanine adapters and ASICs for bladed servers. Our adapters and ASICs are also used in a variety of storage systems. All of these adapters and ASICs provide multi-protocol network connectivity.

In March 2013, we commenced shipment of our FabricCache™ adapters, the first product based on our recently-developed technology, which we call Mt. Rainier. Our FabricCache adapters bring the performance-enhancing benefits of shared caching to data center applications that utilize storage networks. These adapters combine our existing Fibre Channel hardware and software technology with high performance flash storage and intelligent storage caching to provide scalable performance enhancements and acceleration to enterprise applications running in single and clustered server environments within a data center.

We also provide a broad line of Fibre Channel switches, including our stackable switches which use dedicated high-speed stacking ports as inter-switch links allowing for simplified future expansion and scalability, reduction in necessary device ports, lower upfront and future expenses, and reduced management costs and complexities. In addition, we provide custom converged switching solutions as chassis, modules, or ASICs specific to particular OEM requirements.

Our intelligent storage routers are used for bridging Fibre Channel, iSCSI, FCoE and Ethernet technology-based networks and provide a multi-protocol server to storage data migration solution for business continuity, disaster recovery as well as a simple and effective method to migrate Fibre Channel or iSCSI-based data to cloud-based infrastructure and applications.

We classify our products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist primarily of Fibre Channel adapters, FCoE converged network adapters, 10Gb Ethernet adapters, and FabricCache adapters. Network Products consist of blade, edge and high-port count modular-chassis Fibre Channel switches, Fibre Channel virtualized pass-through modules, universal access point switches, Enhanced Ethernet pass-through modules and storage routers. Silicon Products consist of ASICs, comprised primarily of Fibre Channel controllers, converged network controllers, Ethernet controllers, converged switch controllers and cLOM controllers.

Host Products accounted for 76%, 77% and 76% of our net revenues for fiscal 2013, 2012 and 2011, respectively. Network Products accounted for 16%, 13% and 15% of our net revenues for fiscal 2013, 2012 and 2011, respectively. Silicon Products accounted for 10% or less of our net revenues for each of these years. For a summary of our net revenues by product category, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

Customers

Our products are incorporated in solutions from a number of server and storage system OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Fujitsu Ltd., Hewlett-Packard Company, Huawei Technologies Co., Ltd., Inspur Worldwide Services Ltd., International Business Machines Corporation, Lenovo Group Ltd., NetApp, Inc., and Oracle Corporation. A small number of these customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 84%, 86% and 85% of net revenues during fiscal 2013, 2012 and 2011, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues is as follows:

	2013	2012	2011
Hewlett-Packard	24%	27%	26%
IBM	20%	18%	19%
Dell	12%	11%	11%

We believe that our relationships with our customers are good. However, we believe our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Some of our OEM customers experience seasonality and uneven sales patterns in their businesses. As a result, we experience similar seasonality and uneven sales patterns. The seasonality is primarily due to the closing of a disproportionate percentage of sales transactions in the last month, weeks and days of each quarter and spikes in sales during the fourth quarter of each calendar year. Although we do not consider our business to be highly seasonal, we believe that seasonality has impacted and may impact our business. To the extent that we experience seasonality in our business, it would most likely have a negative impact on the sequential growth rate of our net revenues during the fourth quarter of our fiscal year.

International revenues accounted for 57%, 57% and 56% of our net revenues for fiscal 2013, 2012 and 2011, respectively. For additional information on our international sales and operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report. For a discussion of risks related to our foreign operations, see Risk Factors, included in Part I, Item 1A of this report.

Sales and Marketing

Our products are marketed and sold primarily to OEMs by our internal sales team supported by field sales and systems engineering personnel. In addition, we sell our products through a network of domestic and international distributors. We also sell our products to original design manufacturers, or ODMs, both as an extension of our OEM design organizations and as direct sales transactions.

In domestic and in certain international markets, we maintain both a sales force to serve our OEM customers and distributors that are focused on medium-sized and emerging accounts. We maintain a focused business development and outbound marketing organization to assist, train and equip the sales organizations of our OEM customers and their respective reseller organizations and partners. We maintain sales offices in the United States and various international locations. For information regarding revenue by geographic area, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

We work with our server and storage system OEM customers during their design cycles. We provide these customers with pre-sales system design support and services, as well as training classes and seminars conducted both in the field and from our worldwide offices.

Our sales efforts are focused on establishing and developing long-term relationships with our OEM customers and distribution partners. The sales cycle for OEMs typically begins with the identification of a requirement that could be potentially fulfilled with an existing QLogic product or a product based on a new technology. The cycle continues with technical and sales collaboration with the OEM and, if successful, leads to one of our product designs being selected as a component in a customer's server or storage system. We then work closely with the customer to integrate our products with the customer's current and future generations of products or platforms. This cycle, from opportunity identification to initial production shipment, typically ranges from six to twenty-four months.

In addition to sales and marketing efforts, we actively participate with industry organizations relating to the development and acceptance of industry standards. We collaborate with peer companies through open standards bodies, cooperative testing and certifications. To ensure and promote multi-vendor heterogeneous operation, we maintain interoperability certification programs and testing laboratories.

Engineering and Development

Our industry is subject to rapid, regular and sometimes unpredictable technological change. Our ability to compete depends upon our ability to continually design, develop and introduce new products that take advantage of market opportunities and address emerging standards. Our strategy is to leverage our substantial base of architectural, systems and engineering expertise to address a broad range of server and storage networking solutions.

We are engaged in the design and development of ASICs, adapters and switches based on one or more of Fibre Channel, iSCSI, FCoE and Ethernet technologies. We also design and develop storage routers for bridging Fibre Channel, iSCSI, FCoE and Ethernet technology-based networks, and migrating data between storage devices.

We continue to invest in engineering and development to expand our capabilities to address the emerging technologies in the rapid evolution of storage, local area and converged networks. During fiscal 2013, 2012 and 2011, we incurred engineering and development expenses of $156.1 million, $138.8 million and $125.2 million, respectively.

Backlog

A substantial portion of our sales to OEM customers are transacted through hub arrangements whereby our products are purchased on a just-in-time basis and fulfilled from warehouse facilities, or hubs, in proximity to the facilities of our customers or their contract manufacturers. Our sales are made primarily pursuant to purchase orders, including blanket purchase orders for hub arrangements. Because the hub arrangements with our customers and industry practice allow customers to cancel or change orders with limited advance notice, we believe that backlog at any particular date is not a reliable indicator of our future revenue levels and is not material to understanding our business.

Competition

The markets for networking infrastructure components are highly competitive and characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. We believe the principal competitive factors in our industry include:

- time-to-market;
- features and functionality;
- product quality, reliability and performance;
- price;
- product innovation;
- customer relationships;

- design capabilities;
- customer service and technical support; and
- interoperability of components in storage, local area and converged networks.

Due to the diversity of products required in storage, local area and converged networking infrastructure, we compete with many companies. In the traditional enterprise storage Fibre Channel adapter and ASIC markets, our primary competitor is Emulex Corporation. In the 10Gb Ethernet adapter and ASIC markets, which include converged networking products such as FCoE and iSCSI, we primarily compete with Emulex Corporation, Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. We may also compete with some of our server and storage systems customers, some of which have the capability to develop products comparable to those we offer.

Manufacturing

We use outside suppliers and foundries to manufacture our products. This approach allows us to avoid the high costs of owning, operating, maintaining and upgrading wafer fabrication and assembly facilities. As a result, we focus our resources on product design and development, quality assurance, sales and marketing, and supply chain management. Prior to the sale of our products, final tests are performed to ensure quality. Product test, customer-specific configuration and product localization are completed by third-party service providers or by us. We also provide fabrication process reliability tests and conduct failure analysis to confirm the integrity of our quality assurance procedures.

Our semiconductors are currently manufactured by a number of foundries. Most of the ASICs used in our products are manufactured using 90, 65, 40 or 28 nanometer process technology. In addition, we continually evaluate smaller geometries. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

We depend on foundries to allocate a portion of their capacity sufficient to meet our needs and to produce products of acceptable quality and with satisfactory manufacturing yields in a timely manner. These foundries fabricate products for other companies and, in certain cases, manufacture products of their own design. We do not have long-term supply agreements with any of these foundries; we purchase both wafers and finished chips on a purchase order basis. Therefore, the foundries generally are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We work with our existing foundries, and may qualify new foundries, as needed, to obtain additional manufacturing capacity. However, there can be no assurance that we will be able to maintain our current foundry relationships or obtain additional capacity.

We currently purchase our semiconductor products from foundries either in finished or wafer form. We use subcontractors to assemble our semiconductor products purchased in wafer form. In the assembly process for our semiconductor products, the silicon wafers are separated into individual die, which are then assembled into packages and tested.

For our adapter, switch and other products, we use third-party contract manufacturers for material procurement, assembly, test and inspection in a turnkey model, prior to shipment to our customers. These contract manufacturers are located outside the United States. To the extent that we rely on these contract manufacturers, we are not able to directly control product delivery schedules and quality assurance. The loss of one of our major contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. While we believe that our relationships with our contract manufacturers are good, if we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component part shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenue and potential harm to our competitive position and relationships with customers.

Certain key components used in the manufacture of our products are purchased from single or limited sources. ASICs are purchased from single sources and other key components such as microprocessors, logic chips, power supplies and programmable logic devices are purchased from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever its relationship with us, we may be unable to produce certain of our products until alternative suppliers are identified and qualified.

Many of the component parts used in our adapter, switch and other products are standard off-the-shelf items, which are, or can be, obtained from more than one source. We select suppliers on the basis of technology, manufacturing capacity, financial viability, quality and cost. Our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, geopolitical instability, natural disasters, labor shortages and labor strikes, unavailability of or delays in obtaining access to certain product technologies, and the absence of complete control over delivery schedules, manufacturing yields and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property

While we have a number of patents issued and additional patent applications pending in the United States, Canada, Europe and Asia, we rely primarily on our trade secrets, trademarks, copyrights and contractual provisions to protect our intellectual property. We attempt to protect our proprietary information through confidentiality agreements and contractual provisions with our customers, suppliers, employees and consultants, and through other security measures. However, the laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all.

Our ability to compete may be affected by our ability to protect our intellectual property. We protect our rights vigorously; however there can be no assurance that these measures will be successful.

We have in the past received notices of claimed infringement of intellectual property rights and been involved in intellectual property litigation. There can be no assurance that third parties will not assert additional claims of infringement of intellectual property rights against us, or against customers whom we are contractually obligated to indemnify, with respect to existing and future products. In the event of a patent or other intellectual property dispute, we may be required to expend significant resources to defend such claims, develop non-infringing technology or to obtain licenses to the technology that is the subject of the claim. There can be no assurance that we would be successful in such development or that any such license would be available on commercially reasonable terms, if at all. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to us, and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

Some of our products are designed to include software or other intellectual property licensed from third parties. None of these licenses relates to core QLogic-developed technology, is material to our business, or requires payment of amounts that are material.

Environment

Our operations are subject to regulation under various federal, state, local and foreign laws concerning the environment, including laws addressing the discharge of pollutants into the environment, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party damage or personal injury claims, if we violate or become liable under environmental laws.

Most of our products are also subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products. For example, the European Union adopted the Waste Electrical and Electronic Equipment, or WEEE, Directive, pursuant to which European Union countries have enacted legislation making producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. These and similar laws adopted in other countries could impose a significant cost of doing business in those countries.

Environmental costs are presently not material to our results of operations or financial position, and we do not currently anticipate material capital expenditures for environmental control facilities.

Working Capital

Our working capital was $505.2 million as of March 31, 2013, which includes $455.5 million of cash, cash equivalents and marketable securities. For additional information, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, included in Part II, Item 7 of this report.

Employees

We had 1,229 employees as of May 15, 2013. We believe our future prospects will depend, in part, on our ability to continue to attract, train, motivate, retain and manage skilled engineering, sales, marketing and executive personnel. Our employees are not represented by a labor union. We believe that our relations with our employees are good.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results of operations to differ materially from the results contemplated by the forward-looking statements contained in this report or otherwise publicly disclosed by the Company.

Our operating results have been, are being, and may in the future be, adversely affected by unfavorable economic conditions.

The United States and other countries around the world have experienced, and are continuing to experience, economic weakness and uncertainty, including unfavorable economic conditions resulting from the ongoing debt crisis in certain countries in the European Union. Economic uncertainty is adversely affecting, and in the future may adversely affect, information technology, or IT, spending rates. For example, certain of our large original equipment manufacturer, or OEM, customers are reporting significant weakness in particular markets and geographies. Reductions in IT spending rates have resulted in reduced sales volumes, and could result in lower prices for our products, longer sales cycles, increased inventory provisions and increased production costs, all of which could negatively impact our results of operations.

As a result of worldwide economic weakness and uncertainty, it is extremely difficult for us and our customers to forecast future revenue levels based on historical information and trends. In addition, the recent

U.S. federal government spending cuts might reduce demand for our products from organizations that receive funding from the U.S. government and could negatively affect macroeconomic conditions in the United States, which could further reduce demand for our products. To the extent that we do not achieve our anticipated level of revenue, our operating results could be adversely affected.

Our operating results may fluctuate in future periods, which could cause our stock price to decline.

We have experienced, are currently experiencing, and expect to experience in future periods, fluctuations in sales and operating results from quarter to quarter. In addition, there can be no assurance that we will maintain our current gross margins or profitability in the future. A significant portion of our net revenues in each fiscal quarter results from orders booked in that quarter. Orders placed by major customers are typically based on their forecasted sales and inventory levels for our products.

Fluctuations in our quarterly operating results may also be the result of:

- the timing, size and mix of orders from customers;
- gain or loss of significant customers;
- industry consolidation among both our competitors and our customers;
- customer policies pertaining to desired inventory levels of our products;
- sales discounts and customer incentives;
- the availability and sale of new products;
- changes in our average selling prices;
- the timing of server refresh cycles;
- variations in manufacturing capacities, efficiencies and costs;
- the availability and cost of components, including silicon chips;
- variations in product development costs, especially related to advanced technologies;
- variations in operating expenses;
- changes in effective income tax rates, including those resulting from changes in tax laws;
- our ability to timely produce products that comply with new environmental restrictions or related requirements of our OEM customers;
- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets (including the amounts of related valuation allowances), liabilities and other items reflected in our consolidated financial statements;
- the timing of revenue recognition and revenue deferrals;
- gains or losses related to our marketable securities; or
- changes in accounting rules or our accounting policies.

In addition, our quarterly results of operations are influenced by competitive factors, including the pricing and availability of our products and our competitors' products. Furthermore, communications regarding new products and technologies could cause our customers to defer or cancel purchases of our products. Order deferrals by our customers, delays in our introduction of new products, and longer than anticipated design-in cycles for our products have in the past adversely affected our quarterly results of operations. Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors, and as a result, the price of our common stock could significantly decrease.

We expect gross margin to vary over time and our recent level of gross margin may not be sustainable.

Our recent level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

- changes in product mix;
- transitions to products based on emerging technologies, such as 10Gb Ethernet, which may have lower gross margins;
- changes in manufacturing volumes over which fixed costs are absorbed;
- increased price competition;
- introduction of new products by us or our competitors, including products with advantages in price, performance or features;
- our inability to reduce manufacturing-related or component costs;
- entry into new markets;
- amortization and impairments of purchased intangible assets;
- sales discounts and customer incentives;
- increases in material, labor or overhead costs;
- excess inventory and inventory holding charges;
- changes in distribution channels;
- increased warranty costs; and
- acquisitions and dispositions of businesses or product lines.

A decrease in our gross margin could adversely affect the market price of our common stock.

Our stock price may be volatile.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

- differences between our actual revenues and operating results and the published expectations of public market analysts;
- quarterly fluctuations in our revenues and operating results;
- introduction of new products or changes in product pricing policies by our competitors or us;
- conditions in the markets in which we operate;
- changes in market projections by industry forecasters;
- changes in estimates of our earnings or rating upgrades or downgrades of our stock by public market analysts;
- operating results or forecasts of our major customers or competitors;
- rumors or dissemination of false information; and
- general economic and geopolitical conditions.

In addition, stock markets have experienced extreme price and volume volatility in recent years and stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock, which could have a material adverse impact on investor confidence and employee retention.

Our business is dependent, in large part, on the continued growth of the networking markets that we serve and if these markets do not continue to develop, our business will suffer.

Our products are used in storage, local area and converged networks, and therefore our business is dependent on these markets. Our success in generating revenue in these markets will depend on, among other things, our ability to:

- educate potential OEM customers, distributors, resellers, system integrators, storage system providers and end-user organizations about the benefits of our products;
- maintain and enhance our relationships with OEM customers, distributors, resellers, system integrators and storage system providers;
- predict and base our products on standards that ultimately become industry standards; and
- achieve and maintain interoperability between our products and other equipment and components from diverse vendors.

If we are not successful in any or all of these items, our business and results of operations could be materially and adversely affected.

Our financial condition will be materially harmed if we do not maintain and gain market acceptance of our products.

The markets in which we compete involve rapidly changing technology, evolving industry standards and continuing improvements in products and services. Our future success depends, in part, on our ability to:

- enhance our current products and develop and introduce, in a timely manner, new products that keep pace with technological developments and industry standards;
- compete effectively on the basis of price and performance; and
- adequately address OEM and end-user customer requirements and achieve market acceptance.

We believe that to remain competitive, we will need to continue to develop new products and enter new markets, which will require significant investment. Our competitors may be developing alternative technologies, or entering into exclusive strategic alliances with our major customers, either of which may adversely affect the market acceptance of our products, our ability to enter new markets, or our ability to secure customer design wins. Although we continue to explore and develop products based on new technologies, a substantial portion of our revenues is generated today from Fibre Channel technology. If alternative technologies are adopted by the industry, we may not be able to develop products for these technologies in a timely manner. Further, even if alternative technologies do augment Fibre Channel revenues, our products may not be fully developed in time to be accepted by our customers. Even if our new products are developed on time, we may not be able to manufacture them at competitive prices or in sufficient volumes.

Some of our products are based on Fibre Channel over Ethernet, or FCoE, or 10Gb Ethernet technologies. FCoE is a converged networking technology that provides a unified storage and data network over Enhanced Ethernet, while preserving the investment by end users in their existing Fibre Channel infrastructure and storage. As with most emerging technologies, it is expected that the market for FCoE will take a number of years to fully develop and mature. We expect products based on FCoE to supplement, and perhaps replace, certain products based on Fibre Channel technology. 10Gb Ethernet is an emerging technology for use in enterprise data centers.

The market for 10Gb Ethernet products includes well-established participants who have significantly more engineering, sales and marketing resources to dedicate to developing and penetrating the market than we do. An inability to maintain, or build on, our market share in the Fibre Channel, converged or 10Gb Ethernet markets, or the failure of these markets to expand, could have a material adverse effect on our business or results of operations.

We depend on a small number of customers and any decrease in revenues from any one of our major customers could adversely affect our results of operations and cause our stock price to decline.

A small number of customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues in the foreseeable future. Our top ten customers accounted for 84%, 86% and 85% of net revenues during fiscal 2013, 2012 and 2011, respectively. Total revenue from our two largest customers, Hewlett-Packard Company and International Business Machines Corporation, together accounted for over 40% of net revenues during fiscal 2013, 2012 and 2011. We are also subject to credit risk associated with the concentration of our accounts receivable.

A significant portion of the products we sell are incorporated into servers manufactured by our major customers. Certain of our large OEM customers are reporting weakness in this market. If server sales by our major customers continue to be adversely affected by the IT spending environment or server market factors, demand for our products could decrease further, which could have a material adverse effect on our business, financial condition or results of operations.

Our customers generally order products through written purchase orders instead of long-term supply contracts and, therefore, are generally not obligated to purchase products from us for any extended period. Customers typically incorporate our products into complex devices and systems, which creates supply chain cross-dependencies. Accordingly, supply chain disruptions affecting components of our customers' devices and/or systems could negatively impact the demand for our products, even if the supply of our products is not directly affected. Major customers also have significant leverage over us and may attempt to change the sales terms, including pricing, customer incentives and payment terms, or insist that we undertake or fund significant aspects of the design, qualification and testing that our customers have typically been responsible for, either of which could have a material adverse effect on our business, financial condition or results of operations. As our OEM customers are pressured to reduce prices as a result of competitive factors, we may be required to contractually commit to price reductions for our products before we know how, or if, cost reductions can be achieved. If we are unable to achieve these cost reductions, our gross margins could decline and such a decline could have a material adverse effect on our business, financial condition or results of operations.

The ongoing consolidation in the technology industry could adversely impact our business. There is the potential for some of our customers to merge with or acquire one or more of our other customers. There is also a potential that one of our large customers could acquire one of our current competitors. Similarly, there is also the potential for a large customer to sell portions of their business that we serve to a company with which we have a limited business relationship. As a result of such transactions, demand for our products could decrease, which could have a material adverse effect on our business, financial condition or results of operations.

Competition within the markets for products such as ours is intense and includes various established competitors.

The markets for networking infrastructure components are highly competitive and are characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. Due to the diversity of products required in storage, local area and converged networking infrastructure, we compete with many companies. In the traditional enterprise storage Fibre Channel adapter and application-specific integrated circuit, or ASIC, markets, our primary competitor is Emulex Corporation. In the 10Gb Ethernet adapter and ASIC markets, which include converged networking products such as FCoE and Internet Small Computer Systems Interface, or iSCSI, we primarily compete with Emulex Corporation, Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. We may also compete with some of our server and storage systems customers, some of which have the capability to develop products comparable to those we offer.

We need to continue to develop products appropriate to our markets to remain competitive as our competitors continue to introduce products with improved features. While we continue to devote significant resources to engineering and development, these efforts may not be successful or competitive products may not be developed and introduced in a timely manner. In addition, while relatively few competitors offer a full range of storage, local area and converged networking infrastructure products, additional domestic and foreign manufacturers may increase their presence in these markets either through the development of new products or through industry consolidation. We may not be able to compete successfully against these or other competitors. If we are unable to design, develop or introduce competitive new products on a timely basis, or if our competitors introduce new products that are more successful than ours in the marketplace, our future operating results may be materially and adversely affected.

If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

Our future success largely depends on our key engineering, sales, marketing and executive personnel, including highly skilled semiconductor design personnel and software developers. Our Chief Executive Officer resigned in May 2013 and we have appointed an interim CEO while we conduct a search for a permanent CEO. During our search for a new CEO, it is important that we retain key personnel. If we lose the services of key personnel, especially during this period of transition, or do not hire or retain other personnel for key positions, including the Chief Executive Officer position, our business could be adversely affected.

We believe that the market for key personnel in the industries in which we compete is highly competitive. In particular, we have periodically experienced difficulty in attracting and retaining qualified engineers and other technical personnel and anticipate that competition for such personnel will increase in the future. For example, the market for qualified technical personnel within India has become extremely competitive, resulting in significant wage inflation. As a result, we may not be able to attract and retain key personnel with the skills and expertise necessary to develop new products in the future or to manage our business, both in the United States and abroad.

We have historically used stock options, restricted stock units and our employee stock purchase program as key components of our total employee compensation program in order to align employees' interests with the interests of our stockholders, encourage retention of key personnel, and provide competitive compensation packages. However, the guidelines of proxy advisory firms relating to stockholder approval of shares available under equity compensation plans and share usage could make it more difficult for us to obtain such approval and therefore grant stock-based awards to employees in the future, which may result in changes in our stock-based compensation strategy. These and other developments relating to the provision of stock-based compensation to employees could make it more difficult to attract, retain and motivate key personnel.

Our products are complex and may contain undetected software or hardware errors that could lead to an increase in our costs, reduce our net revenues or damage our reputation.

Our products are complex and may contain undetected software or hardware errors when first introduced or as newer versions are released. We are also exposed to risks associated with latent defects in existing products and to risks that components purchased from third-party subcontractors and incorporated into our products may not meet our specifications or may otherwise fail prematurely. From time to time, we have found errors in existing, new or enhanced products. In addition, our products are frequently combined with other products, including software, from other vendors, and these products often need to interface with existing networks, each of which have different specifications and utilize multiple protocol standards. As a result, when problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware or software errors could adversely affect the sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems, any of which could materially and adversely affect our operating results.

We expect the pricing of our products to continue to decline, which could reduce our revenues, gross margins and profitability.

We expect the average unit prices of our products (on a like-for-like product comparison basis) to decline in the future as a result of competitive pricing pressures, increased sales discounts and customer incentives, new product introductions by us or our competitors, or other factors. If we are unable to offset these factors by increasing sales volumes or reducing product manufacturing costs, our total revenues and gross margins may decline. Moreover, most of our expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenues. As a result, we may not be able to decrease our spending to offset any unexpected shortfall in revenues. If this occurs, our revenues, gross margins and profitability could decline.

We are dependent on sole source and limited source suppliers for certain key components.

Certain key components used in the manufacture of our products are purchased from single or limited sources. ASICs are purchased from single sources and other key components such as microprocessors, logic chips, power supplies and programmable logic devices are purchased from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever its relationship with us, we may be unable to produce certain of our products, which could result in the loss of customers and have a material adverse effect on our results of operations.

We are dependent on worldwide third-party subcontractors and contract manufacturers.

Third-party subcontractors located outside the United States assemble and test certain products for us. To the extent that we rely on third-party subcontractors to perform these functions, we will not be able to directly control product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. If a subcontractor experiences capacity constraints or financial difficulties, suffers damage to its facilities, experiences power outages, natural disasters, labor shortages or labor strikes, or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner.

In addition, the loss of any of our major third-party contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. Some customers will not purchase any products, other than a limited number of evaluation units, until they qualify the manufacturing line for the product. If we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenues and potential harm to our competitive position and relationships with customers.

The migration of our customers toward new products could adversely affect our results of operations.

As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize the effects of product inventories that may become excess and obsolete, as well as ensure that sufficient supplies of new products can be delivered to meet customer demand. Our failure to manage the transition to newer products in the future or to develop and successfully introduce new products and product enhancements could adversely affect our business or results of operations. In addition, our customers are demanding a higher level of customization for new products, which prevents us from fully leveraging our product design work and adds to our new product development costs. When we introduce new products and product enhancements, we face additional risks relating to product transitions, including risks relating to forecasting demand. Any such adverse event or increased costs could have a material adverse effect on our business, financial condition or results of operations.

Historically, the technology industry has developed higher performance ASICs, which create chip-level solutions that replace selected board-level or box-level solutions at a significantly lower average selling price. We have previously offered ASICs to customers for certain applications that have effectively resulted in a lower-priced solution when compared to an adapter solution. This transition to ASICs may also occur with respect to other current and future products. The result of this transition may have an adverse effect on our business, financial condition or results of operations. In the future, a similar adverse effect to our business could occur if there were rapid shifts in customer purchases from our midrange networking infrastructure products to lower-cost products.

Our business is subject to seasonal fluctuations and uneven sales patterns.

A large percentage of our products are sold to customers who experience seasonality and uneven sales patterns in their businesses. As a result, we experience similar seasonality and uneven sales patterns. We believe this uneven sales pattern is a result of many factors including:

- the tendency of our customers to close a disproportionate percentage of their sales transactions in the last month, weeks and days of each quarter;
- spikes in sales during the fourth quarter of each calendar year that some of our customers experience; and
- differences between our quarterly fiscal periods and the fiscal periods of our customers.

In addition, because our customers require us to maintain products at hub locations near their facilities, it is difficult for us to predict sales trends. Our uneven sales pattern also makes it extremely difficult to predict the demand of our customers and adjust manufacturing capacity accordingly. If we predict demand that is substantially greater than actual customer orders, we will have excess inventory. Alternatively, if customer orders substantially exceed predicted demand, the ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, or at an increased cost, which could have a material adverse effect on our quarterly revenues and earnings.

Our distributors may not effectively sell our products and their reseller customers may purchase products from our competitors, which could negatively affect our results of operations.

Our distributors, which typically account for 20% or less of our net revenues, generally offer a diverse array of products from several different manufacturers and suppliers. Accordingly, we are at risk that these distributors may give higher priority to selling products from other suppliers, thus reducing their efforts to sell our products. A reduction in sales efforts by our current distributors could materially and adversely impact our business or results of operations. In addition, if we decrease our distributor-incentive programs (i.e., competitive pricing and rebates), our distributors may decrease the amount of product purchased from us. This could result in a change of business behavior, and distributors may decide to decrease their inventory levels, which could impact availability of our products to their customers.

As a result of these factors regarding our distributors or other unrelated factors, the reseller customers of our distributors could decide to purchase products developed and manufactured by our competitors. Any loss of demand for our products by value-added resellers and system integrators could have a material adverse effect on our business or results of operations.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate has been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, or by changes in the valuation of our deferred tax assets and liabilities. Our effective tax rate is also affected by intercompany transactions for licenses, services, funding and other items. Given the global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it is difficult to estimate earnings within each tax jurisdiction. If actual earnings within a tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate.

Additionally, our effective tax rate may be impacted by the tax effects of acquisitions, dispositions, changes to tax laws or regulations, examinations by tax authorities, stock-based compensation, uncertain tax positions and changes in the realizability of deferred tax assets. Significant judgment and estimates are required in determining the impact on our effective tax rate related to these items, including whether it is more likely than not that some or all of our deferred tax assets will be realized. Such estimates are subject to uncertainty due to various factors, including the economic environment, industry and market conditions, and the length of time of the projections included in the analyses. If our actual results are less favorable than current estimates, or we revise our estimates downward in future analyses, a valuation allowance may be required related to our deferred tax assets with a corresponding adjustment to earnings in the period in which such determination is made, which could have a material effect on our results of operations.

Finally, we are subject to examination of our income tax returns by the United States Internal Revenue Service (IRS) and other tax authorities, which may result in the assessment of additional income taxes. We regularly assess the likelihood of adverse outcomes resulting from examinations to determine the adequacy of our provisions for income taxes. However, unanticipated outcomes from examinations could have a material adverse effect on our financial condition or results of operations.

Because we have operations in foreign countries and depend on foreign customers and suppliers, we are subject to international economic, currency, regulatory, political and other risks that could harm our business, financial condition and results of operations.

International revenues accounted for 57%, 57% and 56% of our net revenues for fiscal 2013, 2012 and 2011, respectively. We expect that international revenues will continue to account for a significant percentage of our net revenues for the foreseeable future. In addition, we maintain operations in foreign countries and a significant portion of our inventory purchases are from suppliers that are located outside the United States. As a result, we are subject to several risks, which include:

- a greater difficulty of administering and managing our business globally;
- compliance with multiple, and potentially conflicting, regulatory requirements, such as import or export requirements, tariffs and other barriers;
- less effective intellectual property protections outside of the United States;
- currency fluctuations;
- overlapping or differing tax structures;
- political and economic instability, including terrorism and war; and
- general trade restrictions.

As of March 31, 2013, our international subsidiaries held $317.1 million of our total cash, cash equivalents and marketable securities. These holdings by our international subsidiaries consist primarily of debt securities due from U.S. issuers, including the U.S. government and related agencies, and U.S. dollar denominated cash and money market funds. Certain foreign regulations could impact our ability to transfer funds to the United States. Additionally, should we decide to repatriate cash held outside of the United States, we may incur a significant tax obligation.

Our international sales are invoiced in U.S. dollars and, accordingly, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to such foreign customers could result in decreased sales. In addition, a significant portion of our inventory is purchased from international suppliers, who invoice us in U.S. dollars. If the relative value of the U.S. dollar in comparison to the currency of our foreign suppliers should decrease, our suppliers may increase prices, which could result in a decline of our gross margin. Any of the foregoing factors could have a material adverse effect on our business, financial condition or results of operations.

Our facilities and the facilities of our suppliers and customers are located in regions that are subject to natural disasters.

Our California facilities, including our principal executive offices, our principal design facilities and our critical business operations, are located near major earthquake faults. We are not specifically insured for earthquakes or other natural disasters. Any personal injury at, or damages to, the facilities as a result of such occurrences could have a material adverse effect on our business, results of operations or financial condition. Additionally, we have operations, suppliers and customers in regions that have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane, flood, volcanic eruption, tsunami or fire, affecting any of these regions could adversely affect our business, results of operations and financial condition.

In addition, as a result of a natural disaster, our major customers may face shortages of components that could negatively impact their ability to build the servers and data center devices into which our products are integrated, thereby negatively impacting the demand for our products even if the supply of our products is not directly affected by the natural disaster. For example, the earthquake, tsunami and related events that occurred in Japan in March 2011, and the extensive flooding that occurred in Thailand beginning in October 2011, caused widespread destruction in regions that include suppliers of components for many technology companies.

Our proprietary rights may be inadequately protected and difficult to enforce.

In some jurisdictions, we have patent protection on certain aspects of our technology. However, we rely primarily on trade secrets, trademarks, copyrights and contractual provisions to protect our proprietary rights. There can be no assurance that these protections will be adequate to protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. There also can be no assurance that any patents we possess will not be invalidated, circumvented or challenged. We have taken steps in several jurisdictions to enforce our trademarks against third parties. No assurances can be given that we will ultimately be successful in protecting our trademarks. The laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. If we fail to protect our intellectual property rights, our business could be negatively impacted.

Disputes relating to claimed infringement of intellectual property rights may adversely affect our business.

We have in the past received notices of claimed infringement of intellectual property rights and been involved in intellectual property litigation. There can be no assurance that third parties will not assert future claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In addition, our supply of silicon chips and other components can also be interrupted by intellectual property infringement claims against our suppliers.

Individuals and groups are purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and the necessary licenses or similar arrangements may not be available to us on satisfactory terms, or at all. As a result, we could be prevented from manufacturing and selling some of our products. In addition, if we litigate these kinds of claims, the litigation could be expensive, time consuming and could divert management's attention from other matters and there is no guarantee we would prevail. Our business could suffer regardless of the outcome of the litigation.

We may engage in mergers, acquisitions, divestitures and strategic investments and these activities could adversely affect our results of operations and stock price.

Our future growth may depend in part on our ability to identify and acquire complementary businesses, technologies or product lines that are compatible with our existing business. Mergers and acquisitions involve numerous risks, including:

- the failure of markets for the products of acquired companies to develop as expected;
- uncertainties in identifying and pursuing target companies;
- difficulties in assimilating the operations, technologies and products of the acquired companies;
- the existence of unknown defects in acquired companies' products or assets that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition;
- the diversion of management's attention from other business concerns;
- risks associated with entering markets or conducting operations with which we have no or limited direct prior experience;
- risks associated with assuming the legal obligations of acquired companies;
- risks related to the effect that acquired companies' internal control processes might have on our financial reporting and management's report on our internal control over financial reporting;
- the potential loss of, or impairment of our relationships with, current customers or failure to retain the acquired companies' customers;
- the potential loss of key employees of acquired companies; and
- the incurrence of significant exit charges if products or technologies acquired in business combinations are unsuccessful.

Further, we may never realize the perceived benefits of a business combination or divestiture. Acquisitions by us could negatively impact gross margins or dilute stockholders' investment and cause us to incur debt, contingent liabilities and amortization/impairment charges related to intangible assets, all of which could materially and adversely affect our financial condition or results of operations. Divestitures involve risks, such as difficulty splitting up businesses, distracting employees, potential loss of revenue and negatively impacting margins, and potentially disrupting customer relationships. In addition, our effective tax rate for future periods could be negatively impacted by acquisitions or divestitures.

We have made, and could make in the future, investments in technology companies, including privately-held companies in a development stage. Many of these private equity investments are inherently risky because the companies' businesses may never develop, and we may incur losses related to these investments. In addition, we may be required to write down the carrying value of these investments to reflect other-than-temporary declines in their value, which could have a material adverse effect on our financial condition and results of operations.

Our portfolio of marketable securities could experience a decline in market value, which could materially and adversely affect our financial results.

As of March 31, 2013, we held short-term marketable securities totaling $360.0 million. We invest in debt securities, the majority of which are high investment grade, and we limit the exposure to credit risk through diversification and investment in highly-rated securities. However, investing in highly-rated securities does not entirely mitigate the risk of potential declines in market value. For example, in the past we have recorded impairment charges related to investment securities, including securities issued by companies in the financial services sector that had previously been rated AA or higher. A deterioration in the economy, including tightening of credit markets or significant volatility in interest rates, could cause declines in value of our marketable securities or could impact the liquidity of the portfolio. If market conditions deteriorate significantly, our results of operations or financial condition could be materially and adversely affected.

Changes in and compliance with regulations could materially and adversely affect us.

Our business, results of operations or financial condition could be materially and adversely affected if new laws, regulations or standards relating to us or our products are implemented or existing ones are changed. In addition, our compliance with existing regulations may have a material adverse impact on us. For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the U.S. Securities and Exchange Commission to adopt additional rules and regulations in these areas. The U.S. Securities and Exchange Commission has also finalized new disclosure requirements relating to the sourcing of so-called conflict minerals from the Democratic Republic of Congo and certain other adjoining countries. Our disclosure will be predicated upon the timely receipt of accurate information from suppliers, who may be unwilling or unable to provide us with the relevant information. As a result, these new requirements could adversely affect our costs, the availability of minerals used in our products and our relationships with customers and suppliers.

We and our customers are subject to various import and export regulations of the United States government and other countries. Certain government export regulations apply to the encryption or other features contained in some of our products. Changes in or violations of any such import or export regulations could materially and adversely affect our business, financial condition or results of operations.

In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us, such as the Foreign Corrupt Practices Act and other anti-bribery laws. Although we have policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business, financial condition or results of operations.

We face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the chemical and material composition of our products, their safe use, the energy consumption associated with those products and product take-back legislation (i.e., legislation that makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products). We could incur substantial costs, our products could be restricted from entering certain jurisdictions, and we could face other sanctions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws.

We continually seek ways to increase the energy efficiency of our products. Recent analyses have estimated the amount of global carbon emissions that are due to information technology products. As a result, governmental and non-governmental organizations have turned their attention to development of regulations and standards to drive technological improvements and reduce the amount of carbon emissions. There is a risk that these regulations or standards, once developed, will not fully address the complexity of the technology developed by the IT industry or will favor certain technological approaches that we do not currently utilize. Depending on the regulations or standards that are ultimately adopted, compliance could adversely affect our business, results of operations or financial condition.

We may experience difficulties in transitioning to smaller geometry process technologies.

We expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products, as well as standard cells and other integrated circuit designs that we may use in multiple products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

If we fail to carefully manage the use of "open source" software in our products, we may be required to license key portions of our products on a royalty-free basis or expose key parts of our source code.

Certain of our software may be derived from "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License (GPL), that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public or stop distributing that work.

System security risks, data protection breaches and cyber-attacks could disrupt our internal operations, and any such disruption could reduce our expected revenues, increase our expenses, damage our reputation and adversely affect our stock price.

Experienced computer programmers and hackers may be able to penetrate our network and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, if our efforts to address these problems are not successful, this could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions.

We manage and store various proprietary information and sensitive or confidential data relating to our business. We have also outsourced a number of our business functions to third party contractors. Breaches of our or our third party contractors' security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us or our customers to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Our ability to borrow and maintain outstanding borrowings under our credit agreement is subject to certain covenants.

In March 2013, we entered into a credit agreement which provides us with a five-year revolving credit facility for an aggregate amount of $125 million, which amount can be increased by an additional $100 million, subject to certain conditions. We may borrow under the credit agreement for general corporate purposes, including permitted share repurchases and acquisitions. Our ability to borrow under the credit agreement is subject to continued compliance with certain financial and non-financial covenants. In addition, a breach of any of the covenants or other provisions in the credit agreement could result in an event of default, which if not cured or waived, could result in outstanding borrowings becoming immediately due and payable. We may be unable to maintain compliance with these covenants and, if we fail to do so, we may be unable to obtain waivers or amend the covenants. In the event that some or all of our outstanding borrowings is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such borrowings.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal product development, operations, sales and corporate offices are located in four buildings comprising approximately 195,000 square feet in Aliso Viejo, California. We own each of these buildings. We also lease one building comprising approximately 100,000 square feet in Shakopee, Minnesota, that houses product development and operations teams for many of our Network Products. We lease an operations, sales and fulfillment facility located in Dublin, Ireland. In addition, we lease facilities in Mountain View and Roseville, California; and Pune and Bangalore, India. We also maintain sales offices at various locations in the United States, Europe and Asia. We believe that our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

Item 3. *Legal Proceedings*

Various lawsuits, claims and proceedings have been or may be instituted against us. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to us. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on our financial condition or results of operations. Based on an evaluation of matters that are pending or asserted, we believe the disposition of such matters will not have a material adverse effect on our financial condition or results of operations.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Principal Market and Prices

Shares of our common stock are traded and quoted on the NASDAQ Global Select Market under the symbol QLGC. The following table sets forth the range of high and low sales prices per share of our common stock for each quarterly period of the two most recent fiscal years as reported on the NASDAQ Global Select Market.

	2013		2012	
	High	Low	High	Low
Fourth Quarter	$12.90	$ 9.50	$19.00	$14.93
Third Quarter	11.61	8.63	15.53	11.95
Second Quarter	14.07	9.56	16.73	12.23
First Quarter	17.85	13.14	18.37	15.16

Number of Common Stockholders

The number of record holders of our common stock was 434 as of May 15, 2013.

Dividends

We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes, including repurchases of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operating results, financial condition and other factors as the board of directors deems relevant.

Recent Sales of Unregistered Securities

We did not issue any unregistered securities during fiscal 2013.

Issuer Purchases of Equity Securities

In November 2011, our Board of Directors approved a program to repurchase up to $200 million of our common stock over a two-year period. Set forth below is information regarding our stock repurchases made during the fourth quarter of fiscal 2013 under this program.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
December 31, 2012 —January 27, 2013	601,500	$10.48	601,500	$72,823,000
January 28, 2013 — February 24, 2013	567,500	$11.69	567,500	$66,188,000
February 25, 2013 — March 31, 2013	586,800	$11.77	586,800	$59,283,000
Total	1,755,800	$11.30	1,755,800	$59,283,000

Stockholder Return Performance

The performance graph below shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under the Acts.

The following graph compares, for the five-year period ended March 31, 2013, the cumulative total stockholder return for our common stock, the Standard & Poor's Midcap 400 Index (S&P Midcap 400 Index) and the NASDAQ Computer Index. Measurement points are the last trading day of each of our fiscal years ended March 30, 2008, March 29, 2009, March 28, 2010, April 3, 2011, April 1, 2012 and March 31, 2013. The graph assumes that $100 was invested on March 30, 2008 in our common stock, the S&P Midcap 400 Index and the NASDAQ Computer Index and assumes reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS*
Among QLogic Corporation,
the S&P Midcap 400 Index,
and the NASDAQ Computer Index


DOLLARS
180
160
140
120
100
80
60
40
20
0
3/30/08
3/29/09
3/28/10
4/3/11
4/1/12
3/31/13
QLogic Corporation
S&P Midcap 400
NASDAQ Computer

	Cumulative Total Return					
	3/30/08	**3/29/09**	**3/28/10**	**4/3/11**	**4/1/12**	**3/31/13**
QLogic Corporation	$100.00	$76.45	$131.51	$118.46	$115.85	$ 75.67
S&P Midcap 400 Index	100.00	63.90	104.85	133.11	135.75	159.95
NASDAQ Computer Index	100.00	71.94	118.11	142.99	171.43	163.06

* $100 invested on 3/30/08 in stock or 3/31/08 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Year Ended (1)				
	March 31, 2013 (2)	April 1, 2012	April 3, 2011	March 28, 2010 (3)	March 29, 2009
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$484,538	$558,608	$558,375	$518,471	$600,192
Cost of revenues	159,180	177,704	176,959	167,107	180,526
Gross profit	325,358	380,904	381,416	351,364	419,666
Operating expenses:					
Engineering and development	156,097	138,768	125,219	116,789	109,015
Sales and marketing	78,512	77,370	73,965	68,881	76,399
General and administrative	32,899	35,299	34,148	34,242	32,639
Special charges	—	—	373	5,163	3,062
Total operating expenses	267,508	251,437	233,705	225,075	221,115
Operating income	57,850	129,467	147,711	126,289	198,551
Interest and other income, net	4,007	3,959	5,187	10,601	2,134
Income from continuing operations before income taxes	61,857	133,426	152,898	136,890	200,685
Income tax expense (benefit)	(11,704)	13,983	11,552	69,345	76,234
Income from continuing operations	73,561	119,443	141,346	67,545	124,451
Discontinued operations:					
Income (loss) from operations, net of income taxes	(425)	910	(2,256)	(12,597)	(15,662)
Gain on sale, net of income taxes	—	109,083	—	—	—
Income (loss) from discontinued operations	(425)	109,993	(2,256)	(12,597)	(15,662)
Net income	$ 73,136	$229,436	$139,090	$ 54,948	$108,789
Income from continuing operations per share:					
Basic	$ 0.79	$ 1.17	$ 1.31	$ 0.58	$ 0.97
Diluted	$ 0.78	$ 1.16	$ 1.29	$ 0.58	$ 0.97
Income (loss) from discontinued operations per share:					
Basic	$ (0.01)	$ 1.08	$ (0.02)	$ (0.11)	$ (0.12)
Diluted	$ —	$ 1.07	$ (0.02)	$ (0.11)	$ (0.12)
Net income per share:					
Basic	$ 0.78	$ 2.25	$ 1.29	$ 0.47	$ 0.85
Diluted	$ 0.78	$ 2.23	$ 1.27	$ 0.47	$ 0.85
Balance Sheet Data					
Cash and cash equivalents and investment securities	$455,506	$537,955	$384,076	$375,673	$378,269
Total assets	825,163	913,418	757,207	750,737	780,290
Total stockholders' equity	734,277	759,843	601,164	583,339	626,545

(1) The statement of operations data for all periods reflects the operating results of the InfiniBand business as discontinued operations.

(2) In fiscal 2013, we recorded $14.3 million of income tax benefits associated with adjustments to certain tax positions subject to an IRS examination.

(3) In fiscal 2010, we completed the acquisition of NetXen, Inc.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our audited consolidated financial statements and related notes. In this discussion and elsewhere in this report, we make forward-looking statements. These forward-looking statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, descriptions of our expectations regarding future trends affecting our business and other statements regarding future events or our objectives, goals, strategies, beliefs and underlying assumptions that are other than statements of historical fact. When used in this report, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will" and similar expressions, or the negative of such expressions, are intended to identify these forward-looking statements. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to those factors set forth and discussed in Part I, Item 1A "Risk Factors" and elsewhere in this report. In light of the significant uncertainties inherent in the forward-looking information included in this report, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. You are cautioned, therefore, not to place undue reliance on these forward-looking statements, which are made only as of the date of this report. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We design and supply high performance network infrastructure products that provide, enhance and manage computer data communication. These products facilitate the rapid transfer of data and enable efficient resource sharing between servers, networks and storage. Our products are used in enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking.

Our products are based primarily on Fibre Channel and Ethernet technologies and are used in connection with storage networks, local area networks, and converged networks. Storage networks are used to provide data across enterprise environments. Fibre Channel is currently the dominant technology for enterprise storage networking. Local area networks, or LANs, are used to provide workstation-to-server, server-to-server, and server-to-storage connectivity using Ethernet. Converged networks are designed to address the evolving data center by consolidating and unifying various classes of connectivity and networks, such as storage area networks and LANs, using Ethernet speeds of 10Gb per second and greater. Fibre Channel over Ethernet, or FCoE, is a converged networking technology that uses an Ethernet LAN for both storage and local area data transmission, thus combining the benefits of Fibre Channel technology with the pervasiveness of Ethernet-based networks. Similarly, Internet Small Computer System Interface, or iSCSI, is an alternative to FCoE, also providing storage over Ethernet capabilities. Our converged products can operate individually as 10Gb Ethernet network products, FCoE products, iSCSI products, or in combination as multi-protocol products.

We classify our products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist primarily of Fibre Channel adapters, FCoE converged network adapters, 10Gb Ethernet adapters, and FabricCache adapters. Network Products consist of blade, edge and high-port count modular-chassis Fibre Channel switches, Fibre Channel virtualized pass-through modules, universal access point switches, Enhanced Ethernet pass-through modules and storage routers. Silicon Products consist of application-specific integrated circuits, or ASICs, comprised primarily of Fibre Channel controllers, converged network controllers, Ethernet controllers, converged switch controllers, and converged LAN on Motherboard, or cLOM, controllers.

Our products are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. Our customers rely on our various networking infrastructure products to deliver solutions to information technology professionals in virtually every business sector. Our products are found primarily in server and storage subsystem solutions that are used by enterprises with critical business data requirements. These products are incorporated in solutions from a number of server and storage system OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Fujitsu Ltd., Hewlett-Packard Company, Huawei Technologies Co., Ltd., Inspur Worldwide Services Ltd., International Business Machines Corporation, Lenovo Group Ltd., NetApp, Inc. and Oracle Corporation.

We use a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2013 and 2012 each comprised fifty-two weeks and ended on March 31, 2013 and April 1, 2012, respectively. Fiscal year 2011 comprised fifty-three weeks and ended on April 3, 2011. The additional week in fiscal year 2011 did not have a material impact on our results of operations.

Disposition of Business

In February 2012, we completed the sale of the product lines and certain assets associated with our InfiniBand business (the IB Business). As a result of this divestiture, our consolidated statements of income for all periods present the operations of the IB Business as discontinued operations. The following discussion and analysis is based on our continuing operations and excludes any results or discussion of our discontinued operations.

Fiscal Year and Fourth Quarter Financial Highlights and Other Information

Net revenues for fiscal 2013 were $484.5 million compared to $558.6 million in fiscal 2012. Income from continuing operations for fiscal 2013 was $73.6 million, or $0.78 per diluted share, compared to $119.4 million, or $1.16 per diluted share, in fiscal 2012. During fiscal 2013, we generated $97.2 million of cash from operations and used $131.4 million of cash to purchase common stock under our stock repurchase program.

A summary of our financial performance during the fourth quarter of fiscal 2013 is as follows:

- Net revenues for the fourth quarter of fiscal 2013 were $116.9 million compared to $135.1 million in the fourth quarter of fiscal 2012. Revenues from Host Products were $89.6 million compared to $105.6 million in the fourth quarter of fiscal 2012. Revenues from Network Products increased to $18.2 million from $16.4 million in the same quarter of fiscal 2012. Revenues from Silicon Products were $9.1 million compared to $13.1 million in the fourth quarter of fiscal 2012.
- Gross profit as a percentage of net revenues for the fourth quarter of fiscal 2013 was 67.7% compared to 67.6% in the fourth quarter of fiscal 2012.
- Operating income as a percentage of net revenues for the fourth quarter of fiscal 2013 was 8.9% compared to 21.4% in the fourth quarter of fiscal 2012.
- Income from continuing operations was $29.6 million, or $0.33 per diluted share, in the fourth quarter of fiscal 2013 compared to $29.5 million, or $0.29 per diluted share, in the fourth quarter of fiscal 2012. Income from continuing operations in the fourth quarter of fiscal 2013 included an income tax benefit of $18.2 million. This tax benefit was the result of adjustments to certain tax positions subject to an Internal Revenue Service (IRS) examination and the retroactive reinstatement of the federal research tax credit.
- Cash, cash equivalents and marketable securities were $455.5 million as of March 31, 2013 compared to $538.0 million as of April 1, 2012.
- Accounts receivable decreased to $66.1 million as of March 31, 2013 from $76.6 million as of April 1, 2012. Days sales outstanding in receivables was 51 days as of March 31, 2013.
- Inventories were $20.2 million as of March 31, 2013 compared to $19.7 million as of April 1, 2012. Our annualized inventory turns were 7.5 in the fourth quarter of fiscal 2013.

Results of Operations

Net Revenues

A summary of our net revenues by product category is as follows:

	2013	2012	2011
	(Dollars in millions)		
Net revenues:			
Host Products	$369.9	$429.8	$422.1
Network Products	75.4	72.5	85.3
Silicon Products	39.2	56.3	51.0
	$484.5	$558.6	$558.4
Percentage of net revenues:			
Host Products	76%	77%	76%
Network Products	16	13	15
Silicon Products	8	10	9
	100%	100%	100%

Historically, the global marketplace for network infrastructure solutions has expanded in response to the information requirements of enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking. The markets we serve have been characterized by rapid advances in technology and related product performance, which has generally resulted in declining average selling prices over time.

The United States and other countries around the world have experienced, and may continue to experience, economic weakness and uncertainty. Economic uncertainty has adversely affected, and in the future may adversely affect, information technology spending rates, which has negatively impacted our revenue and operating results. Accordingly, it is extremely difficult for us to forecast future sales levels and historical information may not be indicative of future trends.

Our net revenues are derived from the sale of Host Products, Network Products and Silicon Products. Net revenues of $484.5 million for fiscal 2013 decreased from $558.6 million in fiscal 2012. The decrease in net revenues was primarily the result of a $59.9 million, or 14%, decrease in revenue from Host Products and a $17.0 million, or 30%, decrease in revenue from Silicon Products. The decrease in revenue from Host Products was primarily due to a decrease in the quantity of adapters sold. The decrease in revenue from Silicon Products was primarily due to a decrease in the quantity of chips sold.

Net revenues of $558.6 million for fiscal 2012 were consistent with fiscal 2011. Revenue from Host Products increased $7.7 million, or 2%, and revenue from Silicon Products increased $5.3 million, or 10%. Revenue from Network Products decreased $12.8 million, or 15%. The increase in revenue from Host Products was primarily due to a 4% increase in the average selling price of the adapters sold due to a favorable change in product mix, partially offset by a 2% decrease in the quantity sold. The increase in revenue from Silicon Products was due to a 16% increase in the average selling price of the chips sold due to a favorable change in product mix, partially offset by a 5% decrease in the quantity sold. The decrease in revenue from Network Products was primarily due to a decrease in the quantity of switches sold.

A small number of our customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 84%, 86% and 85% of net revenues during fiscal 2013, 2012 and 2011, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues is as follows:

	2013	2012	2011
Hewlett-Packard	24%	27%	26%
IBM	20%	18%	19%
Dell	12%	11%	11%

We believe our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Net revenues by geographic area are as follows:

	2013	2012	2011
		(In millions)	
United States	$209.6	$239.2	$244.7
Asia-Pacific and Japan	158.0	178.7	155.2
Europe, Middle East and Africa	92.7	113.9	125.4
Rest of world	24.2	26.8	33.1
	$484.5	$558.6	$558.4

Revenues by geographic area are presented based upon the ship-to location of the customer, which is not necessarily indicative of the location of the ultimate end-user of our products. The United States and China are the only countries that represented 10% or more of net revenues for the years presented. Net revenues from customers in China were $65.0 million, $72.6 million and $76.7 million for fiscal 2013, 2012 and 2011, respectively.

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consists primarily of the cost of purchased products, assembly and test services; costs associated with product procurement, inventory management, logistics and product quality; and the amortization of purchased intangible assets. A summary of our gross profit and related percentage of net revenues is as follows:

	2013	2012	2011
		(Dollars in millions)	
Gross profit	$325.4	$380.9	$381.4
Percentage of net revenues	67.1%	68.2%	68.3%

Gross profit for fiscal 2013 decreased $55.5 million, or 15%, from gross profit for fiscal 2012. The gross profit percentage for fiscal 2013 was 67.1% compared to 68.2% for fiscal 2012. The decrease in gross profit percentage was primarily due to an unfavorable product mix.

Gross profit for fiscal 2012 decreased $0.5 million from gross profit for fiscal 2011 and was consistent as a percentage of revenue compared to the prior year.

Our ability to maintain our current gross profit percentage may be significantly affected by factors such as manufacturing volumes over which fixed costs are absorbed, sales discounts and customer incentives, component costs, the mix of products shipped, the transition to new products, competitive price pressures, the timeliness of volume shipments of new products, our ability to achieve manufacturing cost reductions, and amortization and impairments of purchased intangible assets. We anticipate that it will continue to be difficult to reduce manufacturing costs. As a result of these and other factors, our gross profit percentage may decline in future periods.

Operating Expenses

Our operating expenses are summarized in the following table:

	2013	2012	2011
	(Dollars in millions)		
Operating expenses:			
Engineering and development	$156.1	$138.8	$125.2
Sales and marketing	78.5	77.3	74.0
General and administrative	32.9	35.3	34.1
Special charges	—	—	0.4
	$267.5	$251.4	$233.7
Percentage of net revenues:			
Engineering and development	32.2%	24.8%	22.4%
Sales and marketing	16.2	13.9	13.3
General and administrative	6.8	6.3	6.1
Special charges	—	—	0.1
	55.2%	45.0%	41.9%

Engineering and Development. Engineering and development expenses consist primarily of compensation and related employee benefit costs, outside service and material costs, occupancy and equipment costs and related computer support costs. During fiscal 2013, engineering and development expenses increased to $156.1 million from $138.8 million in fiscal 2012. The increase was primarily due to a $10.0 million increase in cash compensation and related employee benefit costs, principally due to an increase in headcount, a $4.4 million increase in outside service and material costs related to new product development, and a $2.2 million increase in equipment depreciation and maintenance costs.

Engineering and development expenses increased to $138.8 million for fiscal 2012 from $125.2 million for fiscal 2011. The increase was primarily due to a $9.5 million increase in cash compensation and related employee benefit costs, primarily due to an increase in headcount, and a $3.8 million increase in equipment depreciation and maintenance costs.

We believe continued investments in engineering and development activities are critical to achieving future design wins, expansion of our customer base and revenue growth opportunities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related employee benefit costs, sales commissions, promotional activities and travel for sales and marketing personnel. Sales and marketing expenses increased to $78.5 million for fiscal 2013 from $77.3 million for fiscal 2012. The increase was primarily due to an increase in cash compensation and related employee benefit costs, principally due to an increase in headcount.

Sales and marketing expenses increased to $77.3 million for fiscal 2012 from $74.0 million for fiscal 2011. The increase was primarily due to an increase in cash compensation and related employee benefit costs, principally due to an increase in headcount.

We believe continued investments in our sales and marketing organizational infrastructure and related marketing programs are critical to the success of our strategy of expanding our customer base and enhancing relationships with our existing customers.

General and Administrative. General and administrative expenses consist primarily of compensation and related employee benefit costs for executive, finance, accounting, human resources, legal and information technology personnel. Non-compensation components of general and administrative expenses include accounting, legal and other professional fees, facilities expenses and other corporate expenses. General and administrative expenses decreased to $32.9 million for fiscal 2013 from $35.3 million for fiscal 2012 primarily due to a $1.2 million decrease in cash compensation and related employee benefit costs and a $0.8 million decrease in stock-based compensation.

General and administrative expenses increased to $35.3 million for fiscal 2012 from $34.1 million for fiscal 2011 primarily due to an increase in cash compensation and related employee benefit costs.

Income Taxes

Our income tax expense (benefit) from continuing operations was $(11.7) million, $14.0 million and $11.6 million for fiscal 2013, 2012 and 2011, respectively.

Our effective income tax expense (benefit) rate was (19)% in fiscal 2013, 10% in fiscal 2012 and 8% in fiscal 2011. Our income tax benefit for fiscal 2013 was primarily the result of adjustments to certain tax positions subject to an IRS examination. These adjustments primarily consist of the settlement of a significant matter in the IRS examination of our income tax returns for fiscal years 2008 and 2009 for an amount less than we had previously accrued related to this tax position. In April 2013, we settled all remaining matters relating to this IRS examination without material adjustment. We are no longer subject to federal income tax examinations for years prior to fiscal 2010.

As of March 31, 2013, we have a deferred tax asset, net of federal benefit, of $10.9 million related to state research tax credits. These state tax credits have no expiration date and may be carried forward indefinitely. The determination of whether it is more likely than not that we will realize the full benefit of our deferred tax assets, including the deferred tax asset related to the state research tax credits, requires significant judgment and estimates. These estimates may include projections of future taxable income by tax jurisdiction and the amount of tax credits to be generated in future periods. Such estimates are subject to uncertainty due to various factors, including the economic environment, industry and market conditions, and the length of time of the projections included in the analyses. If our actual results are less favorable than current estimates, we revise our estimates downward in future analyses, or we conclude that we expect to generate more state research tax credits than we can utilize for an indefinite period, a valuation allowance may be required with a corresponding adjustment to earnings in the period in which such determination is made. As of March 31, 2013, based upon our estimates, we believe it is more likely than not that we will realize the full benefit of the existing deferred tax asset related to these state research tax credits.

Given the global scope of our operations and the complexity of global tax and transfer pricing rules and regulations, it is difficult to estimate earnings within each tax jurisdiction. If actual earnings within each tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be impacted by other items, including the tax effects of acquisitions and dispositions, changes to tax laws or regulations, examinations by tax authorities, stock-based compensation, uncertain tax positions and changes in the realizability of deferred tax assets.

Liquidity and Capital Resources

Our combined balances of cash, cash equivalents and marketable securities decreased to $455.5 million as of March 31, 2013 from $538.0 million as of April 1, 2012. As of March 31, 2013 and April 1, 2012, our international subsidiaries held $317.1 million and $351.0 million, respectively, of our total cash, cash equivalents and marketable securities. These holdings by our international subsidiaries as of March 31, 2013 consisted primarily of debt securities due from U.S. issuers, including the U.S. government and related agencies, and

U.S. dollar denominated cash and money market funds. Certain foreign regulations could impact our ability to transfer funds to the United States. We currently intend to reinvest the funds held outside of the United States in our international operations and, as a result, do not intend to repatriate these funds. Should we decide to repatriate funds held outside of the United States, we may incur a significant tax obligation.

We believe that existing cash, cash equivalents, marketable securities and expected cash flow from operations will provide sufficient funds to finance our operations for at least the next twelve months. However, it is possible that we may need to supplement our existing sources of liquidity to finance our activities beyond the next twelve months or for the future acquisition of businesses, products or technologies and there can be no assurance that sources of liquidity will be available to us at that time.

Revolving Credit Facility

In March 2013, we entered into a credit agreement which provides us with a $125 million unsecured revolving credit facility that matures in March 2018. Borrowings under the credit agreement may be used for general corporate purposes, including permitted share repurchases and acquisitions. Under the credit agreement, we may increase the revolving commitments or obtain incremental term loans in an aggregate amount up to $100 million, subject to certain conditions.

Borrowings under the credit facility bear interest, at our option, at either a rate equal to (i) a base rate described in the credit agreement plus an applicable margin based on our leverage ratio (varying from 0.25% to 1.00%) or (ii) an adjusted LIBO rate described in the credit agreement plus an applicable margin based on our leverage ratio (varying from 1.25% to 2.00%). The credit facility also carries a commitment fee equal to the available but unused borrowing multiplied by an applicable margin based on our leverage ratio and the average daily used amount of the commitments (varying from 0.20% to 0.35%).

The credit agreement includes financial covenants requiring a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum liquidity. The credit agreement also contains other customary affirmative and negative covenants and events of default.

There were no borrowings outstanding under the credit agreement as of March 31, 2013.

Operating, Investing and Financing Activities

Cash provided by operating activities decreased to $97.2 million for fiscal 2013 from $166.2 million for fiscal 2012. Operating cash flow for fiscal 2013 consisted of our net income of $73.1 million and net non-cash expenses of $62.9 million, partially offset by net cash used as a result of changes in operating assets and liabilities of $38.8 million. The changes in operating assets and liabilities included a $37.3 million decrease in accrued taxes and a $10.6 million decrease in accounts receivable. The decrease in accrued taxes was primarily due to tax payments associated with the settlement of a significant matter in the IRS examination. The decrease in accounts receivable was primarily due to the timing of cash collections and a decrease in net revenues.

Cash provided by operating activities decreased to $166.2 million for fiscal 2012 from $190.6 million for fiscal 2011. Operating cash flow for fiscal 2012 consisted of our net income of $229.4 million, including a $103.5 million gain on sale of the IB Business, and net non-cash expenses of $65.4 million, partially offset by net cash used as a result of changes in operating assets and liabilities of $25.1 million. The changes in operating assets and liabilities included a $16.3 million use of cash for accrued taxes, primarily due to estimated tax payments remitted during the fiscal year.

Operating cash flow for fiscal 2011 consisted of our net income of $139.1 million and net non-cash expenses of $75.2 million, partially offset by net cash used as a result of changes in operating assets and liabilities of $23.7 million. The changes in operating assets and liabilities included a $15.5 million decrease in accrued taxes and a $7.5 million increase in inventories. The decrease in accrued taxes was primarily due to the expiration of certain statutes of limitation, the retroactive reinstatement of the federal research tax credit and the timing of payment obligations. The increase in inventories was primarily due to advanced purchases of silicon chips to maintain flexibility due to long lead times for these products.

Cash used in investing activities was $36.4 million for fiscal 2013 and consisted of $46.8 million of purchases of property and equipment, partially offset by $10.4 million of net proceeds from sales and maturities of available-for-sale securities. Cash used in investing activities was $47.8 million for fiscal 2012 and consisted of $140.0 million of net purchases of available-for-sale securities and $32.8 million of purchases of property and equipment, partially offset by $125.0 million of proceeds from the sale of the IB Business. Cash used in investing activities was $74.8 million for fiscal 2011 and consisted primarily of $75.7 million of net purchases of available-for-sale securities and $23.3 million of purchases of property and equipment, partially offset by $23.8 million of proceeds from the disposition of trading securities.

We expect capital expenditures to increase in the future as we continue to invest in more costly engineering and production tools for new technologies, machinery and equipment, and enhancements to our corporate information technology infrastructure.

Cash used in financing activities was $129.7 million for fiscal 2013 and consisted of our purchase of $131.4 million of common stock under our stock repurchase program, $5.6 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year, and $1.1 million for debt issuance costs related to our new revolving credit facility, partially offset by $8.4 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards. Cash used in financing activities was $101.7 million for fiscal 2012 and consisted of our purchase of $126.9 million of common stock under our stock repurchase programs and $5.5 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year, partially offset by $30.7 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards. Cash used in financing activities was $158.2 million for fiscal 2011 and consisted of our purchase of $189.2 million of common stock under our stock repurchase programs and $6.8 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year, partially offset by $37.8 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards.

Since fiscal 2003, we have had various stock repurchase programs that authorized the purchase of up to $1.95 billion of our outstanding common stock. As of March 31, 2013, we had repurchased a total of 122.2 million shares of common stock under our stock repurchase programs for an aggregate purchase price of $1.89 billion. Pursuant to the existing stock repurchase program, we are authorized to repurchase shares with an aggregate cost of up to $59.3 million as of March 31, 2013.

Contractual Obligations and Commitments

We have certain contractual obligations and commitments to make future payments in the form of non-cancelable purchase orders to our suppliers and commitments under operating lease arrangements. A summary of our contractual obligations as of March 31, 2013, and their impact on our cash flows in future fiscal years, is as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
				(In millions)			
Operating leases	$ 9.2	$5.8	$2.1	$1.9	$1.9	$0.2	$21.1
Non-cancelable purchase obligations	22.4	—	—	—	—	—	22.4
	$31.6	$5.8	$2.1	$1.9	$1.9	$0.2	$43.5

The amount of unrecognized tax benefits, including related accrued interest and penalties, was $10.8 million as of March 31, 2013. We are not able to provide a reasonable estimate of the timing of future tax payments related to these obligations.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, including the current economic environment, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe the accounting policies described below to be our most critical accounting policies. These accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the financial statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We recognize revenue from product sales when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, we use a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of our sales are made to distributors under agreements that contain a limited right to return unsold product and price protection provisions. These return rights and price protection provisions limit our ability to reasonably estimate product returns and the final price of the inventory sold to distributors. As a result, the price to the customer is not fixed or determinable at the time products are delivered to distributors. Accordingly, we recognize revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, we provide standard incentive programs to our customers. We account for our competitive pricing incentives and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, we record provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Service and other revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, we allocate revenue based on the relative selling price of the individual components. When more than one element, such as hardware and services, are contained in a single arrangement, we allocate revenue between the elements based on each element's relative selling price, provided that each element meets the criteria for treatment as a separate unit of accounting. When applying the relative selling price method, we determine the selling price for each deliverable using vendor-specific objective evidence (VSOE) of the selling price, if it exists. In order to establish VSOE of the selling price, we must regularly sell the product and/or service on a standalone basis with a substantial majority of the sales priced within a relatively narrow range. If VSOE of the selling price cannot be determined, we then consider third party evidence (TPE) of the selling price. Generally, we are not able to determine TPE due to the lack of similar products and services sold by other companies within the industry. If neither VSOE nor TPE exists, we determine the estimated selling price based on multiple factors including, but not limited to, cost, gross margin, market conditions and pricing practices. Revenue allocated to each element is then recognized when the basic revenue recognition criteria is met for each deliverable.

We sell certain software products and related post-contract customer support. We recognize revenue from software products when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon VSOE of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If we are unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Stock-Based Compensation

We recognize compensation expense for all stock-based awards made to employees and non-employee directors, including stock options, restricted stock units and stock purchases under our Employee Stock Purchase Plan (the ESPP), based on estimated fair values on the measurement date, which is generally the date of grant. Stock-based compensation is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant based on historical trends and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize stock-based compensation expense for awards that are subject to only a service condition on a straight-line basis over the requisite service period for the entire award, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. For all other stock-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, we use a combination of (i) historical volatility, calculated based on the daily closing prices of our common stock over a period equal to the expected term of the option, and (ii) implied volatility, utilizing market data of actively traded options on our common stock. We believe that the historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility. We also believe that implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. Accordingly, we believe a combination of both historical and implied volatility provides the best estimate of the future volatility of the market price of our common stock. Changes in the subjective assumptions can materially affect the estimated fair value of stock-based awards.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Income tax positions taken or expected to be taken in a tax return are recognized in the first reporting period that it is more likely than not the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. We record potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized. Significant judgment and estimates are required in determining whether a valuation allowance is recorded. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. Our estimates and projections require significant judgment and are subject to uncertainty due to various factors, including the economic environment, industry and market conditions, and the length of time of the projections included in the analyses. If our actual results are less favorable than current estimates, or we revise our estimates downward in future analyses, a valuation allowance may be required with a corresponding adjustment to earnings in the period in which such determination is made.

As a multinational corporation, we are subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.

Investment Securities

Investment securities include available-for-sale securities, trading securities and other investment securities. Our investment securities are classified in the consolidated balance sheets based on the nature of the security and the availability for use in current operations.

Available-for-sale securities are recorded at fair value, based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized.

Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices, these securities are valued based on an income approach using an estimate of future cash flows.

Other investment securities are accounted for under the cost method and recorded at the lower of fair value or cost.

We recognize an impairment charge on available-for-sale securities when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. If we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, we would recognize the entire impairment in earnings. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes. Significant judgment is required in determining the fair value of investment securities in inactive markets as well as determining when declines in fair value constitute an other-than-temporary impairment and the portion of any impairment that is due to a credit loss. We consider various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. We write down the carrying value of our inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of our current products, expected future products and other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. Once we write down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Goodwill and Other Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization. The amount assigned to in-process research and development is capitalized and accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned.

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate a potential impairment, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, goodwill is considered impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. We perform the annual test for impairment as of the first day of our fourth fiscal quarter. During the annual goodwill impairment test in fiscal 2013, we completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value. Based on this impairment test, we believe that we have no at-risk goodwill.

The initial recording and subsequent evaluation for impairment of goodwill and purchased intangible assets requires the use of significant management judgment regarding the forecasts of future operating results. It is possible that our business plans may change and our estimates used may prove to be inaccurate. If our actual results or estimates used in future impairment analyses are lower than current estimates, we could incur impairment charges.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Significant judgment is required in determining whether a potential indicator of impairment of our long-lived assets exists. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such an asset or asset group is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. Estimating future net cash flows and determining proper asset groupings for the purpose of this impairment test requires the use of significant management judgment. If our actual results, or estimates used in future impairment analyses, are lower than our current estimates, we could incur impairment charges.

Item 7a. *Quantitative and Qualitative Disclosures About Market Risk*

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of March 31, 2013, the carrying value of our cash and cash equivalents approximates fair value.

We maintain a portfolio of marketable securities consisting primarily of U.S. government and agency securities, corporate debt obligations, mortgage-backed securities and municipal bonds, the majority of which have remaining terms of three years or less. We are exposed to fluctuations in interest rates as movements in interest rates can result in changes in the market value of our investments in debt securities. However, due to the short-term expected duration of our portfolio of marketable securities, we do not believe that we are subject to material interest rate risk.

In accordance with our investment guidelines, we only invest in instruments with high credit quality ratings and we limit our exposure to any one issuer or type of investment. Our portfolio of marketable securities as of March 31, 2013 consists of $360.0 million of securities that are classified as available-for-sale. As of March 31, 2013, we had gross unrealized losses associated with our available-for-sale securities of $0.1 million that were determined by management to be temporary in nature.

We do not use derivative financial instruments.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited the accompanying consolidated balance sheets of QLogic Corporation and subsidiaries as of March 31, 2013 and April 1, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts as listed in the index under Item 15(a) (2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QLogic Corporation and subsidiaries as of March 31, 2013 and April 1, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QLogic Corporation's internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 23, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Irvine, California
May 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited QLogic Corporation's internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). QLogic Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QLogic Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QLogic Corporation and subsidiaries as of March 31, 2013 and April 1, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated May 23, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Irvine, California
May 23, 2013

QLOGIC CORPORATION

CONSOLIDATED BALANCE SHEETS
March 31, 2013 and April 1, 2012

	2013	2012
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 95,532	$ 164,516
Marketable securities	359,974	373,439
Accounts receivable, less allowance for doubtful accounts of $1,196 and $1,446 as of March 31, 2013 and April 1, 2012, respectively	66,135	76,588
Inventories	20,160	19,724
Deferred tax assets	13,036	16,780
Other current assets	24,381	35,842
Total current assets	579,218	686,889
Property and equipment, net	96,336	78,010
Goodwill	110,976	110,976
Purchased intangible assets, net	4,054	5,277
Deferred tax assets	31,992	30,558
Other assets	2,587	1,708
	$ 825,163	$ 913,418
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 29,668	$ 34,198
Accrued compensation	27,453	28,326
Accrued taxes	4,559	2,799
Deferred revenue	4,676	6,504
Other current liabilities	7,651	9,390
Total current liabilities	74,007	81,217
Accrued taxes	10,772	64,853
Other liabilities	6,107	7,505
Total liabilities	90,886	153,575
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 212,145,000 and 210,688,000 shares issued as of March 31, 2013 and April 1, 2012, respectively	212	211
Additional paid-in capital	932,557	901,734
Retained earnings	1,690,337	1,617,201
Accumulated other comprehensive income	1,887	1,033
Treasury stock, at cost: 122,185,000 and 111,911,000 shares as of March 31, 2013 and April 1, 2012, respectively	(1,890,716)	(1,760,336)
Total stockholders' equity	734,277	759,843
	$ 825,163	$ 913,418

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years Ended March 31, 2013, April 1, 2012 and April 3, 2011

	2013	2012	2011
	(In thousands, except per share amounts)		
Net revenues	$484,538	$558,608	$558,375
Cost of revenues	159,180	177,704	176,959
Gross profit	325,358	380,904	381,416
Operating expenses:			
Engineering and development	156,097	138,768	125,219
Sales and marketing	78,512	77,370	73,965
General and administrative	32,899	35,299	34,148
Special charges	—	—	373
Total operating expenses	267,508	251,437	233,705
Operating income	57,850	129,467	147,711
Interest and other income, net	4,007	3,959	5,187
Income from continuing operations before income taxes	61,857	133,426	152,898
Income tax expense (benefit)	(11,704)	13,983	11,552
Income from continuing operations	73,561	119,443	141,346
Discontinued operations:			
Income (loss) from operations, net of income taxes	(425)	910	(2,256)
Gain on sale, net of income taxes	—	109,083	—
Income (loss) from discontinued operations	(425)	109,993	(2,256)
Net income	$ 73,136	$229,436	$139,090
Income from continuing operations per share:			
Basic	$ 0.79	$ 1.17	$ 1.31
Diluted	$ 0.78	$ 1.16	$ 1.29
Income (loss) from discontinued operations per share:			
Basic	$ (0.01)	$ 1.08	$ (0.02)
Diluted	$ —	$ 1.07	$ (0.02)
Net income per share:			
Basic	$ 0.78	$ 2.25	$ 1.29
Diluted	$ 0.78	$ 2.23	$ 1.27
Number of shares used in per share calculations:			
Basic	93,560	101,766	107,647
Diluted	93,998	102,711	109,192

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended March 31, 2013, April 1, 2012 and April 3, 2011

	2013	2012	2011
		(In thousands)	
Net income	$73,136	$229,436	$139,090
Other comprehensive income, net of income taxes:			
Changes in unrealized gains on marketable securities	974	487	(932)
Foreign currency translation adjustments	(120)	(68)	340
Total other comprehensive income (loss)	854	419	(592)
Comprehensive income	$73,990	$229,855	$138,498

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended March 31, 2013, April 1, 2012 and April 3, 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Outstanding Shares	Amount					
				(In thousands)			
Balance at March 28, 2010	112,307	$205	$778,853	$1,248,675	$1,206	$(1,445,600)	$ 583,339
Net income	—	—	—	139,090	—	—	139,090
Issuance of common stock under stock-based awards	3,149	3	29,881	—	—	—	29,884
Increase in excess tax benefits from stock-based awards	—	—	805	—	—	—	805
Stock-based compensation	—	—	35,007	—	—	—	35,007
Other comprehensive loss	—	—	—	—	(592)	—	(592)
Purchases of treasury stock	(10,739)	—	—	—	—	(186,369)	(186,369)
Balance at April 3, 2011	104,717	208	844,546	1,387,765	614	(1,631,969)	601,164
Net income	—	—	—	229,436	—	—	229,436
Issuance of common stock under stock-based awards	2,646	3	24,485	—	—	—	24,488
Increase in excess tax benefits from stock-based awards	—	—	111	—	—	—	111
Stock-based compensation	—	—	32,592	—	—	—	32,592
Other comprehensive income	—	—	—	—	419	—	419
Purchases of treasury stock	(8,586)	—	—	—	—	(128,367)	(128,367)
Balance at April 1, 2012	98,777	211	901,734	1,617,201	1,033	(1,760,336)	759,843
Net income	—	—	—	73,136	—	—	73,136
Issuance of common stock under stock-based awards	1,457	1	2,614	—	—	—	2,615
Decrease in excess tax benefits from stock-based awards	—	—	(2,154)	—	—	—	(2,154)
Stock-based compensation	—	—	30,363	—	—	—	30,363
Other comprehensive income	—	—	—	—	854	—	854
Purchases of treasury stock	(10,274)	—	—	—	—	(130,380)	(130,380)
Balance at March 31, 2013	89,960	$212	$932,557	$1,690,337	$1,887	$(1,890,716)	$ 734,277

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2013, April 1, 2012 and April 3, 2011

	2013	2012	2011
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 73,136	$ 229,436	$ 139,090
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28,630	31,641	34,400
Stock-based compensation	30,363	32,592	35,007
Deferred income taxes	(110)	(4,813)	4,425
Gain on sale of business	—	(103,509)	—
Other non-cash items	3,954	5,946	1,341
Changes in operating assets and liabilities, net of disposition:			
Accounts receivable	10,635	(6,533)	3,113
Inventories	(436)	(843)	(7,528)
Other assets	(3,346)	361	770
Accounts payable	(3,555)	(4,908)	(3,192)
Accrued compensation	(873)	2,468	3,705
Accrued taxes, net	(37,314)	(16,265)	(15,522)
Other liabilities	(3,919)	590	(5,052)
Net cash provided by operating activities	97,165	166,163	190,557
Cash flows from investing activities:			
Purchases of available-for-sale securities	(298,621)	(573,635)	(278,878)
Proceeds from sales and maturities of available-for-sale securities	308,947	433,644	203,160
Proceeds from disposition of trading securities	—	—	23,800
Distributions from other investment securities	—	—	329
Purchases of property and equipment	(46,765)	(32,731)	(23,260)
Proceeds from sale of business	—	124,969	—
Net cash used in investing activities	(36,439)	(47,753)	(74,849)
Cash flows from financing activities:			
Payments for debt issuance costs	(1,076)	—	—
Proceeds from issuance of common stock under stock-based awards	8,250	29,961	36,090
Excess tax benefits from stock-based awards	177	708	1,674
Minimum tax withholding paid on behalf of employees for restricted stock units	(5,635)	(5,473)	(6,780)
Purchases of treasury stock	(131,426)	(126,870)	(189,220)
Net cash used in financing activities	(129,710)	(101,674)	(158,236)
Net increase (decrease) in cash and cash equivalents	(68,984)	16,736	(42,528)
Cash and cash equivalents at beginning of year	164,516	147,780	190,308
Cash and cash equivalents at end of year	$ 95,532	$ 164,516	$ 147,780
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes, net of refunds received	$ 23,434	$ 25,311	$ 17,000

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

General Business Information

QLogic Corporation (QLogic or the Company) designs and supplies high performance network infrastructure products that provide, enhance and manage computer data communication. The Company's products are used in enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking. The Company's products are based primarily on Fibre Channel and Ethernet technologies and are used in connection with storage networks, local area networks (LAN), and converged networks. The Company's products primarily consist of adapters, switches, storage routers and application-specific integrated circuits (ASICs) and are sold worldwide, primarily to original equipment manufacturers (OEMs) and distributors.

The Company classifies its products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist primarily of Fibre Channel adapters, Fibre Channel over Ethernet (FCoE) converged network adapters, 10Gb Ethernet adapters, and FabricCache adapters. Network Products consist of blade, edge and high-port count modular-chassis Fibre Channel switches, Fibre Channel virtualized pass-through modules, universal access point switches, Enhanced Ethernet pass-through modules and storage routers. Silicon Products consist of ASICs, comprised primarily of Fibre Channel controllers, converged network controllers, Ethernet controllers, converged switch controllers, and converged LAN on Motherboard (cLOM) controllers.

Principles of Consolidation

The consolidated financial statements include the financial statements of QLogic Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Financial Reporting Period

The Company uses a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2013 and 2012 each comprised fifty-two weeks and ended on March 31, 2013 and April 1, 2012, respectively. Fiscal year 2011 comprised fifty-three weeks and ended on April 3, 2011.

Basis of Presentation

In February 2012, the Company completed the sale of the product lines and certain assets associated with its InfiniBand business (the IB Business). The IB Business meets the criteria to be presented as discontinued operations. As a result of this divestiture, the Company's consolidated financial statements for all periods present the operations of the IB Business as discontinued operations.

Certain immaterial reclassifications have been made to prior year amounts to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, stock-based compensation, income taxes, investment securities, inventories, goodwill and long-lived assets.

The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Significant judgment is required in determining whether a group of assets disposed or to be disposed of meets the criteria for presentation as discontinued operations and in identifying the appropriate amounts to present as discontinued operations. In addition, significant judgment is required in determining the Company's tax filing positions and the related assessment of recognition and measurement of uncertain tax positions as well as determining whether a valuation allowance related to a deferred tax asset should be recorded. Additionally, significant judgment is required in determining whether a potential indicator of impairment of the Company's long-lived assets exists and in estimating future cash flows for the purpose of any necessary impairment tests. If management's estimates differ materially from actual results, the Company's future results of operations will be affected.

Revenue Recognition

The Company recognizes revenue from product sales when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, the Company uses a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of the Company's sales are made to distributors under agreements that contain a limited right to return unsold product and price protection provisions. These return rights and price protection provisions limit the Company's ability to reasonably estimate product returns and the final price of the inventory sold to distributors. As a result, the price to the customer is not fixed or determinable at the time products are delivered to distributors. Accordingly, the Company recognizes revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, the Company provides standard incentive programs to its customers. The Company accounts for its competitive pricing incentives and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, the Company records provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Service and other revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative selling price of the individual components. When more than one element, such as hardware and services, are contained in a single arrangement, the Company allocates revenue between the elements based on each element's relative selling price, provided that each element meets the criteria for treatment as a separate unit of accounting. When applying the relative selling price method, the Company determines the selling price for each deliverable using vendor-specific objective evidence (VSOE) of the selling price, if it exists. In order to establish VSOE of the selling price, the Company must regularly sell the product and/or service on a standalone basis with a substantial majority of the sales priced within a relatively narrow range. If VSOE of the selling price cannot be determined, the Company then considers third party evidence (TPE) of the selling price. Generally, the Company is not able to determine TPE due to the lack of similar products and services sold by other companies within the industry. If neither VSOE nor TPE exists, the Company determines the estimated selling price based on multiple factors including, but not limited to, cost, gross margin, market conditions and pricing practices. Revenue allocated to each element is then recognized when the basic revenue recognition criteria is met for each deliverable.

The Company sells certain software products and related post-contract customer support. The Company recognizes revenue from software products when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon VSOE of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If the Company is unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based awards made to employees and non-employee directors, including stock options, restricted stock units and stock purchases under its Employee Stock Purchase Plan (the ESPP), based on estimated fair values on the measurement date, which is generally the date of grant. Stock-based compensation is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant based on historical trends and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes stock-based compensation expense for awards that are subject to only a service condition on a straight-line basis over the requisite service period for the entire award, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. For all other stock-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by the Company's stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, the Company uses a combination of (i) historical volatility, calculated based on the daily closing prices of its common stock over a period equal to the expected term of the option, and (ii) implied volatility, utilizing market data of actively traded options on its common stock.

Research and Development

Research and development costs, including costs related to the development of new products and process technology, are expensed as incurred.

Advertising Costs

The Company expenses all advertising costs as incurred and such costs were not material to the consolidated statements of income for all periods presented.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Income tax positions taken or expected to be taken in a tax return are recognized in the first reporting period that it is more likely than not the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and the Company's assumptions, or changes in its assumptions in future periods, are recorded in the period they become known. The Company records potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. The Company's estimates and projections require significant judgment and are subject to uncertainty due to various factors, including the economic environment, industry and market conditions, and the length of time of the projections included in the analyses.

Income from Continuing Operations per Share

The Company computes basic income from continuing operations per share based on the weighted-average number of common shares outstanding during the periods presented. Diluted income from continuing operations per share is computed based on the weighted-average number of common and dilutive potential common shares outstanding using the treasury stock method. The Company has granted stock options, restricted stock units and other stock-based awards, which have been treated as dilutive potential common shares in computing diluted income from continuing operations per share.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Company invests primarily in debt securities, the majority of which are high investment grade. In accordance with the Company's investment policy, exposure to credit risk is limited by the diversification and investment in highly-rated securities.

The Company sells its products to OEMs and distributors throughout the world. As of March 31, 2013, the Company had four customers that each individually accounted for 10% or more of the Company's accounts receivable. As of April 1, 2012, the Company had three customers that individually accounted for 10% or more of the Company's accounts receivable. These customers, all of which were OEMs or manufacturing subcontractors of servers and workstations, accounted for an aggregate of 74% and 68% of the Company's accounts receivable as of March 31, 2013 and April 1, 2012, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Sales to customers are denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Investment Securities

Investment securities include available-for-sale marketable securities, trading securities and other investment securities and are classified in the consolidated balance sheets based on the nature of the security and the availability for use in current operations.

Available-for-sale securities are recorded at fair value based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized.

Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices, these securities are valued based on an income approach using an estimate of future cash flows.

Other investment securities are accounted for under the cost method and recorded at the lower of fair value or cost.

The Company recognizes an impairment charge on available-for-sale securities when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. If the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the Company would recognize the entire impairment in earnings. If the Company does not intend to sell the security and it is not more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes. The Company considers various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make required payments. This reserve is determined by analyzing specific customer accounts, applying estimated loss rates to the aging of remaining accounts receivable balances, and considering the impact of the current economic environment where appropriate.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. The Company writes down the carrying value of inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of the Company's current products, expected future products and other assumptions. Once the Company writes down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly-established cost basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 39.5 years for buildings, five to fifteen years for building and land improvements, and two to five years for other property and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization. The amount assigned to in-process research and development is capitalized and accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned.

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate a potential impairment, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, goodwill is considered impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Management determined that the Company has a single reporting unit for the purpose of testing goodwill for impairment. The Company performs the annual test for impairment as of the first day of its fourth fiscal quarter.

During the annual goodwill impairment test, the Company completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such an asset or asset group is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Purchased intangible assets consist primarily of technology acquired in business acquisitions. Purchased intangible assets that have definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets, generally ranging from three to seven years.

Debt Issuance Costs

Costs incurred in connection with the issuance of revolving credit facilities are capitalized and amortized to interest expense on a straight-line basis over the term of the related agreement.

Warranty

The Company's products typically carry a warranty for periods of up to five years. The Company records a liability for product warranty obligations in the period the related revenue is recorded based on historical warranty experience. Warranty expense and the corresponding liability were not material to the consolidated financial statements for all periods presented.

Comprehensive Income

Comprehensive income includes all changes in equity other than transactions with stockholders. The Company's accumulated other comprehensive income consists primarily of unrealized gains (losses) on available-for-sale securities, net of income taxes.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries that operate where the functional currency is the local currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date, and income and expense accounts are translated at average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income. Gains and losses resulting from transactions denominated in currencies other than the functional currency are included in interest and other income, net, and were not material to the consolidated statements of income for all periods presented.

Note 2. Discontinued Operations

On February 29, 2012, the Company completed the sale of the product lines and certain assets associated with its InfiniBand business to Intel Corporation and received $125.0 million in cash. In addition, Intel agreed to assume certain liabilities related to the IB Business. The assets sold consisted primarily of intellectual property, inventories and property and equipment. The Company allocated $8.8 million of the carrying value of its goodwill to the IB Business and wrote off this amount as part of the sale. The allocated amount was determined on a pro rata basis based on the consideration received from the sale of the IB Business and the fair value of the reporting unit as of the date the IB Business was sold.

The Company recognized a gain on the sale of the IB Business of $103.5 million. The components of the gain on sale are as follows:

	(In thousands)
Proceeds from sale	$124,969
Inventories	(8,050)
Property and equipment, net	(3,359)
Purchased intangible assets, net	(5,336)
Goodwill	(8,772)
Deferred revenue	5,379
Other	(1,322)
	$103,509

In connection with the divestiture, the Company entered into an agreement to provide certain transition services to Intel for a period not to exceed one year from the date of sale.

Income from discontinued operations consists of direct revenues and direct expenses of the IB Business, including cost of revenues, as well as other fixed and allocated costs to the extent that such costs were eliminated as a result of the transaction. General corporate overhead costs have not been allocated to discontinued operations. A summary of the operating results of the IB Business included in discontinued operations in the consolidated statements of income is as follows:

	2013	2012	2011
		(In thousands)	
Net revenues	$ 421	$36,199	$38,824
Loss from operations before income taxes	$(690)	$ (2,913)	$ (8,115)

Note 3. Investment Securities

The Company's portfolio of available-for-sale marketable securities consists of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
March 31, 2013				
U.S. government and agency securities	$113,033	$ 327	$ (1)	$113,359
Corporate debt obligations	153,460	1,429	(30)	154,859
Mortgage-backed securities	50,852	473	(44)	51,281
Municipal bonds	39,661	211	—	39,872
Other debt securities	602	1	—	603
	$357,608	$2,441	$ (75)	$359,974
April 1, 2012				
U.S. government and agency securities	$141,680	$ 257	$ (78)	$141,859
Corporate debt obligations	166,763	1,071	(166)	167,668
Asset and mortgage-backed securities	46,395	272	(73)	46,594
Municipal bonds	16,548	22	(2)	16,568
Other debt securities	750	—	—	750
	$372,136	$1,622	$(319)	$373,439

The amortized cost and estimated fair value of debt securities as of March 31, 2013, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because the issuers of securities may have the right to repay obligations without prepayment penalties. Certain debt instruments, although possessing a contractual maturity greater than one year, are classified as short-term marketable securities based on their ability to be traded on active markets and availability for current operations.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 62,900	$ 63,031
Due after one year through three years	186,188	187,252
Due after three years through five years	63,464	63,781
Due after five years	45,056	45,910
	$357,608	$359,974

The following table presents the Company's marketable securities with unrealized losses by investment category and length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2013 and April 1, 2012.

Description of Securities	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
March 31, 2013						
U.S. government and agency securities	$ 4,502	$ (1)	$ —	$ —	$ 4,502	$ (1)
Corporate debt obligations	24,203	(30)	—	—	24,203	(30)
Mortgage-backed securities	10,048	(44)	—	—	10,048	(44)
	$ 38,753	$ (75)	$ —	$ —	$ 38,753	$ (75)
April 1, 2012						
U.S. government and agency securities	$ 76,239	$ (78)	$ —	$ —	$ 76,239	$ (78)
Corporate debt obligations	66,997	(166)	—	—	66,997	(166)
Asset and mortgage-backed securities	12,996	(69)	139	(4)	13,135	(73)
Municipal bonds	1,978	(2)	—	—	1,978	(2)
	$ 158,210	$ (315)	$ 139	$ (4)	$ 158,349	$ (319)

As of March 31, 2013 and April 1, 2012, the fair value of certain of the Company's available-for-sale securities was less than their cost basis. Management reviewed various factors in determining whether to recognize an impairment charge related to these unrealized losses, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment had been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. As of March 31, 2013 and April 1, 2012, the Company determined that the unrealized losses were temporary in nature and recorded them as a component of accumulated other comprehensive income.

Trading Securities

Until full liquidation of the Company's portfolio of trading securities during fiscal 2011, the Company's trading securities included investments in auction rate securities (ARS). During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for the ARS held by the Company. In November 2008, the Company entered into an agreement with the broker for all of the ARS held by the Company, which provided the Company with certain rights (ARS Rights), in exchange for the release of potential claims and damages against the broker. The ARS Rights entitled the Company to sell the related ARS back to the broker for a price specified in the agreement. The ARS Rights agreement resulted in put options that were recognized as free standing assets separate from the ARS. The Company elected to measure the put options at fair value and classified these financial instruments as trading securities.

During fiscal 2011, the Company received $9.3 million of proceeds in connection with the redemption of certain ARS by the respective issuers and $14.5 million of proceeds related to the exercise of the ARS Rights.

Note 4. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value. The first two levels of inputs are considered observable and the last unobservable. A description of the three levels of inputs is as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis as of March 31, 2013 and April 1, 2012 are as follows:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
March 31, 2013				
Cash and cash equivalents	$ 95,098	$ 434	$ —	$ 95,532
Marketable securities:				
U.S. government and agency securities	113,359	—	—	113,359
Corporate debt obligations	—	154,859	—	154,859
Mortgage-backed securities	—	51,281	—	51,281
Municipal bonds	—	39,872	—	39,872
Other debt securities	—	603	—	603
	113,359	246,615	—	359,974
	$208,457	$247,049	$ —	$455,506

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
April 1, 2012				
Cash and cash equivalents	$162,266	$ 2,250	$ —	$164,516
Marketable securities:				
U.S. government and agency securities	141,859	—	—	141,859
Corporate debt obligations	—	167,668	—	167,668
Asset and mortgage-backed securities	—	46,594	—	46,594
Municipal bonds	—	16,568	—	16,568
Other debt securities	—	750	—	750
	141,859	231,580	—	373,439
	$304,125	$233,830	$ —	$537,955

The Company's investments classified within Level 2 were primarily valued based on valuations obtained from a third-party pricing service. To estimate fair value, the pricing service utilizes industry-standard valuation models, including both income and market-based approaches for which all significant inputs are observable either directly or indirectly. The Company obtained documentation from the pricing service as to the methodology and summary of inputs used for the various types of securities. The pricing service maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. These observable inputs include reported trades and broker/dealer quotes of the same or similar securities, issuer credit spreads, benchmark securities and other observable inputs. The Company compares valuation information from the pricing service with other pricing sources to validate the reasonableness of the valuations.

Note 5. Inventories

Components of inventories are as follows:

	2013	2012
	(In thousands)	
Raw materials	$ 2,039	$ 3,743
Finished goods	18,121	15,981
	$20,160	$19,724

Note 6. Property and Equipment

Components of property and equipment are as follows:

	2013	2012
	(In thousands)	
Land	$ 14,656	$ 11,663
Buildings and improvements	46,462	41,186
Production and test equipment	220,130	193,820
Furniture and fixtures	7,986	7,946
	289,234	254,615
Less accumulated depreciation and amortization	192,898	176,605
	$ 96,336	$ 78,010

Note 7. Purchased Intangible Assets

Purchased intangible assets consist of the following:

	March 31, 2013			April 1, 2012		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(In thousands)					
Acquisition-related intangibles:						
Core/developed technology	$5,400	$3,021	$2,379	$ 8,900	$5,750	$3,150
Other	1,010	791	219	1,010	589	421
	6,410	3,812	2,598	9,910	6,339	3,571
Other purchased intangibles:						
Technology-related	2,713	1,257	1,456	2,713	1,007	1,706
	$9,123	$5,069	$4,054	$12,623	$7,346	$5,277

A summary of the amortization expense, by classification, included in the consolidated statements of income is as follows:

	2013	2012	2011
	(In thousands)		
Continuing operations — cost of revenues	$1,223	$1,023	$1,023
Discontinued operations	—	3,160	3,845
	$1,223	$4,183	$4,868

The following table presents the estimated future amortization expense of purchased intangible assets as of March 31, 2013:

Fiscal	(In thousands)
2014	$1,223
2015	1,143
2016	1,172
2017	465
2018	51
	$4,054

Note 8. Revolving Credit Facility

In March 2013, the Company entered into a credit agreement (the Credit Agreement) which provides the Company with a $125 million unsecured revolving credit facility that matures in March 2018. Borrowings under the Credit Agreement may be used for general corporate purposes, including permitted share repurchases and acquisitions. Under the Credit Agreement, the Company may increase the revolving commitments or obtain incremental term loans in an aggregate amount up to $100 million, subject to certain conditions.

Borrowings under the credit facility bear interest, at the Company's option, at either a rate equal to (i) a base rate described in the Credit Agreement plus an applicable margin based on the Company's leverage ratio (varying from 0.25% to 1.00%) or (ii) an adjusted LIBO rate described in the Credit Agreement plus an applicable margin based on the Company's leverage ratio (varying from 1.25% to 2.00%). The credit facility also carries a commitment fee equal to the available but unused borrowing multiplied by an applicable margin based on the Company's leverage ratio and the average daily used amount of the commitments (varying from 0.20% to 0.35%).

The Credit Agreement includes financial covenants requiring a maximum leverage ratio, a minimum fixed charge coverage ratio and a minimum liquidity. The Credit Agreement also contains other customary affirmative and negative covenants and events of default.

There were no borrowings outstanding under the Credit Agreement as of March 31, 2013.

Note 9. Stockholders' Equity

Capital Stock

The Company's authorized capital consists of 1 million shares of preferred stock, par value $0.001 per share, and 500 million shares of common stock, par value $0.001 per share. As of March 31, 2013 and April 1, 2012, the Company had 212.1 million and 210.7 million shares of common stock issued, respectively. As of March 31, 2013, 29.9 million shares of common stock were reserved for the exercise of issued and unissued stock-based awards and 0.4 million shares were reserved for issuance in connection with the Company's Employee Stock Purchase Plan.

Treasury Stock

Since fiscal 2003, the Company has had various stock repurchase programs that authorized the purchase of up to $1.95 billion of the Company's outstanding common stock, including a program approved in November 2011 authorizing the repurchase of up to $200 million of the Company's outstanding common stock over a two-year period. During fiscal 2013, the Company purchased 10.3 million shares of its common stock for an aggregate purchase price of $130.4 million. During fiscal 2012, the Company purchased 8.6 million shares of its common stock for an aggregate purchase price of $128.4 million. As of March 31, 2013, the Company had purchased a total of 122.2 million shares of common stock under these repurchase programs for an aggregate purchase price of $1.89 billion.

Repurchased shares have been recorded as treasury shares and will be held unless and until the Company's Board of Directors designates that these shares be retired or used for other purposes.

Note 10. Stock-Based Compensation

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the ESPP) that operates in accordance with Section 423 of the Internal Revenue Code. The ESPP is administered by the Compensation Committee of the Board of Directors. Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or end of each offering period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock, in an amount between 1% and 10% of compensation, subject to limits specified in the Internal Revenue Code. The total number of shares issued under the ESPP was 740,000, 556,000 and 449,000 during fiscal 2013, 2012 and 2011, respectively.

Stock Incentive Compensation Plans

The Company may grant stock-based awards to employees and directors under the QLogic 2005 Performance Incentive Plan (the 2005 Plan). Shares available for future grant were 9.5 million under the 2005

Plan as of March 31, 2013. Prior to the adoption of the 2005 Plan in August 2005, the Company granted options to purchase shares of the Company's common stock to employees and directors under certain predecessor stock plans. No further awards can be granted under these predecessor plans.

The 2005 Plan provides for the issuance of incentive and non-qualified stock options, restricted stock units and other stock-based incentive awards for employees. The 2005 Plan permits the Compensation Committee of the Board of Directors to select eligible employees to receive awards and to determine the terms and conditions of awards. In general, stock options granted to employees have ten-year terms and vest over four years from the date of grant. Restricted stock units represent a right to receive a share of stock at a future vesting date with no cash payment from the holder. In general, restricted stock units granted to employees vest over four years from the date of grant.

Under the terms of the 2005 Plan, as amended, non-employee directors receive grants of stock-based awards upon initial election or appointment to the Board of Directors and upon annual reelection to the Board. The target fair value of such grants is determined by reference to the equity compensation for non-employee directors of the Company's peer group of companies. The target value is then allocated 50% to a restricted stock unit award and 50% to a non-qualified stock option grant in the case of the initial grant and allocated 70% to a restricted stock unit award and 30% to a non-qualified stock option grant in the case of the annual grant. All stock-based awards granted to non-employee directors have ten-year terms and vest from one to three years from the date of grant.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at March 28, 2010	24,256	$19.50		
Granted	2,829	17.74		
Exercised	(2,091)	14.18		
Forfeited (cancelled pre-vesting)	(708)	15.42		
Expired (cancelled post-vesting)	(2,430)	32.13		
Outstanding at April 3, 2011	21,856	18.51		
Granted	1,630	15.73		
Exercised	(1,544)	14.83		
Forfeited (cancelled pre-vesting)	(686)	15.86		
Expired (cancelled post-vesting)	(2,245)	24.93		
Outstanding at April 1, 2012	19,011	17.91		
Granted	1,387	13.67		
Exercised	(79)	14.31		
Forfeited (cancelled pre-vesting)	(177)	15.82		
Expired (cancelled post-vesting)	(3,313)	20.23		
Outstanding at March 31, 2013	16,829	$17.14	4.8	$52
Vested and expected to vest at March 31, 2013	16,478	$17.19	4.7	$44
Exercisable at March 31, 2013	13,841	$17.56	4.1	$10

A summary of restricted stock unit activity is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
	(In thousands)	
Outstanding and unvested at March 28, 2010	2,514	$14.78
Granted	965	17.79
Vested	(959)	15.31
Forfeited	(249)	15.11
Outstanding and unvested at April 3, 2011	2,271	15.80
Granted	1,656	15.63
Vested	(879)	15.58
Forfeited	(362)	15.82
Outstanding and unvested at April 1, 2012	2,686	15.77
Granted	1,753	13.52
Vested	(1,002)	15.43
Forfeited	(186)	14.94
Outstanding and unvested at March 31, 2013	3,251	$14.71

During fiscal 2013, 2012 and 2011, the Company issued 638,000, 546,000 and 581,000 shares of common stock, respectively, in connection with the vesting of restricted stock units. The difference between the number of restricted stock units vested and the shares of common stock issued is the result of restricted stock units withheld in satisfaction of minimum tax withholding obligations associated with the vesting.

During fiscal 2013, the Company granted 0.2 million restricted stock units with service conditions and either a performance or market condition to certain senior executives, which are not included in the table above. The restricted stock units had a weighted-average grant date fair value of $14.10 per share. The restricted stock units that are earned will vest over four years from the date of grant.

During fiscal 2012, the Company granted 0.2 million restricted stock units with service and performance conditions to certain senior executives, which are not included in the table above. During fiscal 2013, the Company determined that 0.1 million restricted stock units were earned based on performance during fiscal 2012, at which time the restricted stock units had a fair value of $13.85 per share. The restricted stock units earned vest over four years from the date of grant.

Stock-Based Compensation Expense

A summary of stock-based compensation expense, by functional line item in the consolidated statements of income, is as follows:

	2013	2012	2011
		(In thousands)	
Cost of revenues	$ 2,372	$ 2,506	$ 2,247
Engineering and development	13,584	14,199	14,222
Sales and marketing	6,853	6,667	6,768
General and administrative	7,554	8,316	8,398
Total continuing operations	30,363	31,688	31,635
Discontinued operations	—	904	3,372
	$30,363	$32,592	$35,007

The fair value of stock options granted and shares to be purchased under the ESPP have been estimated at the date of grant using a Black-Scholes option-pricing model. The weighted-average fair values and underlying assumptions are as follows:

	2013		2012		2011	
	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan
Fair value	$4.97	$2.66	$5.73	$3.49	$6.62	$3.95
Expected volatility	38%	36%	36%	36%	38%	36%
Risk-free interest rate	0.9%	0.1%	1.8%	0.1%	2.1%	0.2%
Expected life (years)	5.5	0.25	5.5	0.25	5.3	0.25
Dividend yield	—	—	—	—	—	—

Restricted stock units granted with (i) a service condition only, or (ii) a service and performance condition, are valued based on the closing market price on the date of grant. Restricted stock units granted with a service and market condition are valued based on a Monte Carlo simulation model on the date of grant.

The Company recognized tax benefits related to stock-based compensation expense for fiscal 2013, 2012 and 2011 of $7.9 million, $7.7 million and $7.1 million, respectively. Stock-based compensation costs capitalized as part of the cost of assets were not material for all periods presented.

As of March 31, 2013, there was $50.9 million of total unrecognized compensation costs related to outstanding stock-based awards. These costs are expected to be recognized over a weighted-average period of 2.4 years.

During fiscal 2013, 2012 and 2011, the grant date fair value of options vested totaled $12.1 million, $16.5 million and $18.5 million, respectively. The intrinsic value of options exercised during fiscal 2013, 2012 and 2011 totaled $0.2 million, $3.8 million and $8.4 million, respectively. Intrinsic value of options exercised is calculated as the difference between the market price on the date of exercise and the exercise price multiplied by the number of options exercised.

The fair value of restricted stock units vested during fiscal 2013, 2012 and 2011 totaled $14.6 million, $14.4 million and $17.1 million, respectively.

The Company currently issues new shares to deliver common stock under its stock-based award plans.

Note 11. Employee Retirement Savings Plan

The Company has established a pretax savings plan under Section 401(k) of the Internal Revenue Code for substantially all U.S. employees. Under the plan, eligible employees are able to contribute up to 50% of their compensation, subject to limits specified in the Internal Revenue Code. In fiscal 2013, the Company began matching contributions up to 2% of a participant's compensation. Additionally, the Company periodically authorizes discretionary contributions to the plan. The Company's matching and discretionary contributions on behalf of its employees totaled $1.2 million, $1.1 million and $0.6 million in fiscal 2013, 2012 and 2011, respectively.

The Company also maintains retirement plans in certain non-U.S. locations. The total expense and total obligation of the Company for these plans were not material to the consolidated financial statements for all periods presented.

Note 12. Interest and Other Income, net

Components of interest and other income, net, are as follows:

	2013	2012	2011
		(In thousands)	
Interest income	$3,825	$3,405	$3,561
Gain on sales of available-for-sale securities	1,151	1,839	2,158
Loss on sales of available-for-sale securities	(716)	(809)	(342)
Gain on distributions of other investment securities	—	—	328
Other	(253)	(476)	(518)
	$4,007	$3,959	$5,187

Note 13. Income Taxes

Income before income taxes from continuing operations consists of the following components:

	2013	2012	2011
		(In thousands)	
United States	$13,084	$ 35,733	$ 55,595
International	48,773	97,693	97,303
	$61,857	$133,426	$152,898

The components of income tax expense (benefit) from continuing operations are as follows:

	2013	2012	2011
		(In thousands)	
Current:			
Federal	$(13,374)	$11,054	$(2,726)
State	260	1,279	4,029
Foreign	1,520	1,904	4,645
Total current	(11,594)	14,237	5,948
Deferred:			
Federal	3,445	3,360	9,208
State	(3,684)	(4,781)	(2,223)
Foreign	129	1,167	(1,381)
Total deferred	(110)	(254)	5,604
	$(11,704)	$13,983	$11,552

The Company's income tax benefit from continuing operations for fiscal 2013 was primarily the result of adjustments to certain tax positions subject to an Internal Revenue Service (IRS) examination. These adjustments primarily consist of the settlement of a significant matter in the IRS examination of the Company's income tax returns for fiscal years 2008 and 2009.

The income tax benefit related to discontinued operations for fiscal 2013, 2012 and 2011 was $0.3 million, $9.4 million and $5.9 million, respectively. The income tax benefit for fiscal 2012 includes a $5.6 million net benefit associated with the sale of the IB Business, including the tax effect of the related liquidation of two domestic subsidiaries which were engaged in the IB Business. In connection with this liquidation, the Company recognized losses for tax purposes related to its investment in these subsidiaries. The tax benefit of these losses was substantially offset by the tax related to the gain on sale of the IB Business. The $5.6 million net tax benefit is included in the gain on sale from discontinued operations, net of income taxes, in the consolidated statement of income for fiscal 2012.

The effect of deferred taxes associated with the change in unrealized gains and losses on the Company's available-for-sale securities was immaterial for all periods presented and was recorded in other comprehensive income.

A reconciliation of the income tax expense (benefit) with the amount computed by applying the federal statutory tax rate to income from continuing operations before income taxes is as follows:

	2013	2012	2011
		(In thousands)	
Expected income tax expense at the statutory rate	$ 21,650	$ 46,699	$ 53,514
State income taxes, net of federal tax benefit	1,581	1,198	3,680
Tax rate differential on foreign earnings and other international related tax items	(14,025)	(30,277)	(31,231)
Benefit from research and other credits	(9,210)	(5,090)	(6,728)
Stock-based compensation	2,414	2,602	3,679
Resolution of prior period tax matters	(14,701)	(2,530)	(10,995)
Other, net	587	1,381	(367)
	$(11,704)	$ 13,983	$ 11,552

The components of the deferred tax assets and liabilities are as follows:

	2013	2012
	(In thousands)	
Deferred tax assets:		
Reserves and accruals not currently deductible	$16,968	$19,830
Stock-based compensation	18,036	17,237
Net operating loss carryforwards	12,408	14,635
Research credits	17,103	11,222
Investment securities	1,267	1,386
Other	657	2,828
Total gross deferred tax assets	66,439	67,138
Valuation allowance	(1,239)	(1,540)
Total deferred tax assets, net of valuation allowance	65,200	65,598
Deferred tax liabilities:		
State income taxes	9,315	8,266
Property and equipment	6,149	7,044
Research and development expenditures	4,198	2,924
Purchased intangible assets	510	26
Total deferred tax liabilities	20,172	18,260
Net deferred tax assets	$45,028	$47,338

Based upon the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the full benefit of the existing deferred tax assets as of March 31, 2013, except for the deferred tax assets related to certain investment securities and capital loss carryovers. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income or that there would be sufficient tax carrybacks available; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

The Company's deferred tax assets related to investment securities and capital loss carryovers consist primarily of temporary differences related to other-than-temporary impairments on the Company's investment securities and realized losses on dispositions of investment securities that are subject to limitations on deductibility. As a result of limitations on the deductibility of capital losses and other factors, management is currently unable to assert that it is more likely than not that the Company will realize the full benefit of these deferred tax assets. Accordingly, the Company had previously recorded a valuation allowance against these deferred tax assets. The balance of this valuation allowance was $1.2 million as of March 31, 2013 and $1.5 million as of April 1, 2012.

As of March 31, 2013, the Company has a deferred tax asset, net of federal benefit, of $10.9 million related to state research tax credit carryforwards. These state tax credits have no expiration date and may be carried forward indefinitely. The determination of whether it is more likely than not that the Company will realize the full benefit of its deferred tax assets, including the deferred tax asset related to the state research tax credits, requires significant judgment and estimates. These estimates may include projections of future taxable income by tax jurisdiction and the amount of tax credits to be generated in future periods. Such estimates are subject to uncertainty due to various factors, including the economic environment, industry and market conditions, and the length of time of the projections included in the analyses. If the Company's actual results are less favorable than current estimates, the Company revises its estimates downward in future analyses, or the Company concludes it expects to generate more state research tax credits than it can utilize for an indefinite period, a valuation allowance may be required with a corresponding adjustment to earnings in the period in which such determination is made. As of March 31, 2013, based upon the Company's estimates, management believes it is more likely than not that the Company will realize the full benefit of the existing deferred tax asset related to these state research tax credits.

As of March 31, 2013, the Company has federal net operating loss carryforwards of $15.9 million, which will expire between fiscal 2027 and 2029, if not utilized, and state net operating loss carryforwards of $79.9 million, which will expire between fiscal 2017 and 2032, if not utilized. The net operating loss carryforwards relating to acquired companies are subject to limitations on the timing of utilization. The Company also has state capital loss carryovers of $58.7 million, which will expire between fiscal 2014 and 2017, if not utilized, and state research tax credit carryforwards of $16.8 million, which have no expiration date.

The Company has made no provision for U.S. income taxes or foreign withholding taxes on the earnings of its foreign subsidiaries, as these amounts are intended to be indefinitely reinvested in operations outside the United States. As of March 31, 2013, the cumulative amount of undistributed earnings of the Company's foreign subsidiaries was $327.8 million. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

During the fourth quarter of fiscal 2013, the Company effectively settled a matter with the IRS related to the examination of the Company's income tax returns for fiscal years 2008 and 2009. This settlement was for an amount less than the Company had previously accrued for this tax position. As a result, the Company recorded an income tax benefit of $9.5 million. In connection with this settlement, the Company paid federal and state income tax payments totaling $32.8 million in fiscal 2013.

Also during the fourth quarter of fiscal 2013, the Company obtained additional information related to other matters under examination by the IRS. Based on this new information, the Company reassessed the largest amount of tax benefit that is greater than 50% likely of being realized related to these tax positions. As a result, the Company reduced the related liability for unrecognized tax benefits and recorded a corresponding income tax benefit of $4.8 million.

In April 2013, the Company settled all open matters relating to the IRS examination of the Company's income tax returns for fiscal years 2008 and 2009 without material adjustment and is no longer subject to federal income tax examinations for years prior to fiscal 2010. With limited exceptions, the Company is no longer subject to state and foreign income tax examinations by taxing authorities for years prior to fiscal 2008.

A rollforward of the activity in the gross unrecognized tax benefits is as follows:

	2013	2012
	(In thousands)	
Balance at beginning of year	$ 58,384	$57,510
Additions based on tax positions related to the current year	1,470	3,581
Additions for tax positions of prior years	183	140
Reductions for tax positions of prior years	(20,547)	(76)
Decreases relating to settlements with taxing authorities	(29,906)	—
Lapses of statute of limitations	—	(2,771)
Balance at end of year	$ 9,584	$58,384

If the unrecognized tax benefits as of March 31, 2013 were recognized, $8.4 million, net of $1.2 million of tax benefits from state income taxes, would favorably affect the Company's effective income tax rate.

In addition to the unrecognized tax benefits noted above, the Company had accrued $1.2 million and $6.5 million of interest expense and penalties as of March 31, 2013 and April 1, 2012, respectively. The Company recognized interest expense, net of the related tax effect, and penalties aggregating $1.0 million, $1.0 million and $0.1 million during fiscal 2013, 2012 and 2011, respectively.

It is reasonably possible that the Company's liability for uncertain tax positions may be reduced by as much as $3.3 million as a result of either the settlement of tax positions with various tax authorities or by virtue of the statute of limitations expiring through the end of fiscal 2014.

Note 14. Income per Share

The following table sets forth the computation of basic and diluted income from continuing operations per share:

	2013	2012	2011
	(In thousands, except per share amounts)		
Income from continuing operations	$73,561	$119,443	$141,346
Shares:			
Weighted-average shares outstanding — basic	93,560	101,766	107,647
Dilutive potential common shares, using treasury stock method	438	945	1,545
Weighted-average shares outstanding — diluted	93,998	102,711	109,192
Income from continuing operations per share:			
Basic	$ 0.79	$ 1.17	$ 1.31
Diluted	$ 0.78	$ 1.16	$ 1.29

Stock-based awards, including stock options and restricted stock units, representing 18.4 million, 16.6 million and 14.5 million shares of common stock have been excluded from the diluted per share calculations for fiscal 2013, 2012 and 2011, respectively. These stock-based awards have been excluded from the diluted per share calculations because their effect would have been antidilutive.

Note 15. Commitments and Contingencies

Leases

The Company leases certain facilities, software and equipment under operating lease agreements. A summary of the future minimum lease commitments under non-cancelable operating leases as of March 31, 2013 is as follows:

Fiscal Year	(In thousands)
2014	$ 9,221
2015	5,753
2016	2,136
2017	1,891
2018	1,928
Thereafter	163
Total future minimum lease payments	$21,092

Rent expense for fiscal 2013, 2012 and 2011 was $10.6 million, $10.9 million and $9.4 million, respectively.

Contingencies

Various lawsuits, claims and proceedings have been or may be instituted against the Company. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to the Company.

The Company indemnifies certain of its customers against claims that products purchased from the Company infringe upon a patent, copyright, trademark or trade secret of a third party. In the event of such a claim, the Company agrees to pay all litigation costs, including attorney fees, and any settlement payments or damages awarded directly related to the infringement.

Management believes that any monetary liability or financial impact to the Company from these matters, individually and in the aggregate, would not be material to the Company's financial condition or results of operations. However, there can be no assurance with respect to such result, and the monetary liability or financial impact to the Company from these matters could differ materially from those projected.

Note 16. Revenue Components, Geographic Revenues and Significant Customers

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one operating segment.

Revenue Components

A summary of net revenues by product category is as follows:

	2013	2012	2011
		(In thousands)	
Host Products	$369,919	$429,820	$422,143
Network Products	75,381	72,541	85,244
Silicon Products	39,238	56,247	50,988
	$484,538	$558,608	$558,375

Geographic Revenues

Revenues by geographic area are presented based upon the ship-to location of the customer. Net revenues by geographic area are as follows:

	2013	2012	2011
		(In thousands)	
United States	$209,590	$239,198	$244,717
Asia-Pacific and Japan	158,075	178,715	155,165
Europe, Middle East and Africa	92,695	113,873	125,413
Rest of world	24,178	26,822	33,080
	$484,538	$558,608	$558,375

The United States and China are the only countries that represented 10% or more of net revenues for the years presented. Net revenues from customers in China were $65.0 million, $72.6 million and $76.7 million for fiscal 2013, 2012 and 2011, respectively.

Significant Customers

A summary of the Company's customers, including their manufacturing subcontractors, that represent 10% or more of the Company's net revenues is as follows:

	2013	2012	2011
Hewlett-Packard	24%	27%	26%
IBM	20%	18%	19%
Dell	12%	11%	11%

Note 17. Condensed Quarterly Results (Unaudited)

The following table summarizes certain unaudited quarterly financial information for fiscal 2013 and 2012:

	Three Months Ended (1)			
	June	September	December	March (2) (3)
	(In thousands, except per share amounts)			
Fiscal 2013:				
Net revenues	$130,371	$117,867	$119,386	$116,914
Gross profit	87,058	78,887	80,297	79,116
Operating income	20,041	12,985	14,424	10,400
Income from continuing operations	18,441	11,780	13,705	29,635
Net income	18,386	11,874	13,241	29,635
Income from continuing operations per share:				
Basic	0.19	0.13	0.15	0.33
Diluted	0.19	0.13	0.15	0.33
Net income per share:				
Basic	0.19	0.13	0.14	0.33
Diluted	0.19	0.13	0.14	0.33
Fiscal 2012:				
Net revenues	$144,481	$136,275	$142,779	$135,073
Gross profit	99,613	92,930	97,013	91,348
Operating income	35,877	30,502	34,123	28,965
Income from continuing operations	34,196	26,507	29,221	29,519
Net income	32,426	28,654	30,025	138,331
Income from continuing operations per share:				
Basic	0.33	0.26	0.29	0.30
Diluted	0.32	0.26	0.29	0.29
Net income per share:				
Basic	0.31	0.28	0.30	1.40
Diluted	0.31	0.28	0.30	1.37

(1) The statement of operations data for all periods presented reflects the operating results of the InfiniBand business as discontinued operations.

(2) During the three months ended March 31, 2013, the Company recorded $14.3 million of income tax benefits associated with adjustments to certain tax positions subject to an IRS examination and $5.0 million related to the retroactive reinstatement of the federal research tax credit.

(3) During the three months ended April 1, 2012, the Company recorded a gain on sale from discontinued operations, net of income taxes, of $109.1 million related to the divestiture of its InfiniBand business.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2013.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework*. Based on this evaluation, our principal executive officer and principal financial officer concluded that the Company's internal control over financial reporting was effective at a reasonable assurance level as of March 31, 2013.

The independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting. See page 38 herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act that occurred during the fourth quarter of fiscal 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Reference is made to the Company's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2013, for information required under this Item 10. Such information is incorporated herein by reference.

The Company has adopted and implemented a Business Ethics Policy (the Code of Ethics) that applies to the Company's officers, employees and directors. The Code of Ethics is available on our website at www.qlogic.com.

Item 11. ***Executive Compensation***

Reference is made to the Company's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2013, for information required under this Item 11. Such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Reference is made to the Company's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2013, for information required under this Item 12. Such information is incorporated herein by reference.

There are no arrangements, known to the Company, which might at a subsequent date result in a change in control of the Company.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Reference is made to the Company's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2013, for information required under this Item 13. Such information is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

Reference is made to the Company's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2013, for information required under this Item 14. Such information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) (1) *Consolidated Financial Statements*

The following consolidated financial statements of the Company for the years ended March 31, 2013, April 1, 2012 and April 3, 2011 are filed as part of this report:

FINANCIAL STATEMENT INDEX

(a) (2) *Financial Statement Schedule*

The following consolidated financial statement schedule of the Company for the years ended March 31, 2013, April 1, 2012 and April 3, 2011 is filed as part of this report and is incorporated herein by reference:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(a) (3) *Exhibits*

An exhibit index has been filed as part of this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QLOGIC CORPORATION

By: /s/ JEAN HU

Jean Hu

Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer

Date: May 23, 2013

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Jean Hu, as attorney-in-fact, to sign on his or her behalf and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive, Financial and Accounting Officer:		
/s/ JEAN HU Jean Hu	Interim Chief Executive Officer, Senior Vice President and Chief Financial Officer	May 23, 2013
/s/ H.K. DESAI H.K. Desai	Executive Chairman and Chairman of the Board	May 23, 2013
/s/ BALAKRISHNAN S. IYER Balakrishnan S. Iyer	Director	May 23, 2013
/s/ CHRISTINE KING Christine King	Director	May 23, 2013
/s/ KATHRYN B. LEWIS Kathryn B. Lewis	Director	May 23, 2013
/s/ D. SCOTT MERCER D. Scott Mercer	Director	May 23, 2013
/s/ GEORGE D. WELLS George D. Wells	Director	May 23, 2013
/s/ WILLIAM M. ZEITLER William M. Zeitler	Director	May 23, 2013

QLOGIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses or Revenues	Deductions: Amounts Written Off, Net of Recoveries	Balance at End of Year
		(In thousands)		
Year ended March 31, 2013:				
Allowance for doubtful accounts	$1,446	$ (182)	$ 68	$1,196
Sales returns and allowances	$4,861	$31,653	$31,767	$4,747
Year ended April 1, 2012:				
Allowance for doubtful accounts	$1,536	$ 79	$ 169	$1,446
Sales returns and allowances	$7,856	$35,170	$38,165	$4,861
Year ended April 3, 2011:				
Allowance for doubtful accounts	$1,505	$ 54	$ 23	$1,536
Sales returns and allowances	$8,276	$29,208	$29,628	$7,856

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement dated January 20, 2012, by and between QLogic Corporation and Intel Corporation (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed on January 25, 2012).
3.1	Certificate of Incorporation of QLogic Corporation, as amended to date (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the year ended April 1, 2012).
3.2	Amended and Restated By-Laws of QLogic Corporation, as adopted on February 9, 2012 (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on February 13, 2012).
10.1	QLogic Corporation Non-Employee Director Stock Option Plan, as amended (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572)).*
10.2	QLogic Corporation Stock Awards Plan, as amended (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572)).*
10.3	Form of Indemnification Agreement between QLogic Corporation and Directors and Executive Officers (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 7, 2006).*
10.4	QLogic Corporation 1998 Employee Stock Purchase Plan, as amended.*
10.5	QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective July 16, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on August 21, 2009).*
10.6	Terms and Conditions of Nonqualified Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective October 31, 2011 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 1, 2012).*
10.7	Terms and Conditions of Incentive Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective February 10, 2011 (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended April 3, 2011).*
10.8	Terms and Conditions of Stock Unit Award under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective October 31, 2011 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 1, 2012).*
10.9	Change in Control Severance Agreement, dated December 19, 2008, between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008).*
10.10	Change in Control Severance Agreement, dated December 19, 2008, between QLogic Corporation and Simon Biddiscombe (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008).*
10.11	Non-Employee Director Equity Award Program under the QLogic Corporation 2005 Performance Incentive Plan Amended and Restated Effective June 4, 2012 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 2012).*

Exhibit No.	Description
10.12	Amendment to Change in Control Severance Agreement, effective November 15, 2010, by and between QLogic Corporation and Simon Biddiscombe (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 21, 2010).*
10.13	Employment Agreement, effective November 15, 2010, by and between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on October 21, 2010).*
10.14	Amendment to Change in Control Severance Agreement, effective November 15, 2010, by and between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on October 21, 2010).*
10.15	Form of Change in Control Severance Agreement between QLogic Corporation and Executive Officers (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 30, 2012).*
10.16	Terms and Conditions of FY2012 Performance Share Award under the QLogic Corporation 2005 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 2011).*
10.17	Terms and Conditions of Performance Share Award under the QLogic Corporation 2005 Performance Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 2012).*
10.18	Amendment No. 2 to Change in Control Severance Agreement, dated December 20, 2012, by and between QLogic Corporation and Simon Biddiscombe (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 30, 2012).*
10.19	Amendment to Employment Agreement, dated December 20, 2012, by and between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 30, 2012).*
10.20	Amendment No. 2 to Change in Control Severance Agreement, dated December 20, 2012, by and between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 30, 2012).*
10.21	Credit Agreement, dated as of March 20, 2013, by and among QLogic Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document

Exhibit No.	Description
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Compensation plan, contract or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

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Corporate Information

2013

Board of Directors

H.K. Desai

Balakrishnan S. Iyer

Christine King

Kathryn B. Lewis

D. Scott Mercer

George D. Wells

William M. Zeitler

Executive Officers

H.K. Desai
Executive Chairman

Jean Hu
Interim Chief Executive Officer,
Senior Vice President and
Chief Financial Officer

Robert B. Crawford
Senior Vice President,
Worldwide Sales

Roger J. Klein
Senior Vice President and
General Manager

Transfer Agent and Registrar

Computershare Investor Services
250 Royall Street
Canton, MA 02021
Telephone: 800.962.4284
781.575.3120

Independent Registered Public Accounting Firm

KPMG LLP
Irvine, CA

Legal Counsel

O'Melveny & Myers LLP
Newport Beach, CA


QLOGIC
The Ultimate in Performance

Corporate Headquarters
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
949.389.6000

www.qlogic.com